SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2016

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated May 10, 2016

Press Release dated May 10, 2016

Fact Book 2015

Summary annual review (Eni in 2015)

Press Release dated May 12, 2016

Ordinary Shareholders’ Meeting Resolutions

Press Release dated May 26, 2016

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: May 31, 2016

Eni: fixed rate bond offering

San Donato Milanese (Milan), May 10, 2016 - Eni has mandated Banca IMI, Barclays Bank PLC, Crédit Agricole CIB, J.P. Morgan, Mediobanca and UniCredit Bank as Joint Bookrunners for its upcoming dual tranche Euro benchmark size fixed rate bonds offering at 6 year and 12 year, both issued under its existing Euro Medium Term Notes Programme.
The bonds are to be issued within the framework of the Euro Medium Term Notes Programme and in accordance with the resolution adopted by Eni's Board of Directors on January 19, 2016. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt. The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bonds will be listed on the Luxembourg Stock Exchange.
Eni is rated Baa1 (outlook stable) by Moody's and BBB+ (outlook stable) by Standard & Poor's.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate bond

San Donato Milanese (Milan), May 10, 2016 - Eni successfully launched today a dual tranche fixed rate bonds issue at 6 and 12 years for a total notional amount of euro 1.5 billion. Both transactions was placed in the international Eurobond market.
The 6 year bond amounts to euro 700 million and pays a fixed annual coupon of 0.750%. The re-offer price is 99.644%. The 12 year bond amounts to euro 800 million and pays a fixed annual coupon of 1.625%. The re-offer price is 98.732%.
The proceeds of the bonds issue have a general purposes use. The bonds will be listed on the Luxembourg Stock Exchange. The notes were bought by institutional investors mainly in France, Germany, Italy, Spain, Netherlands and United Kingdom.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Contents

Contents

Mission

We are a major integrated energy company, committed to growth in the activities of finding, producing, transporting, transforming and marketing oil and gas. Eni men and women have a passion for challenges, continuous improvement, excellence and particularly value people, the environment and integrity.

Countries of activity

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, France, Germany, Greece, Greenland, Hungary, Ireland, Italy, Luxembourg, Norway, Portugal, Romania, Slovakia, Slovenia, Spain, Switzerland, the Netherlands, the United Kingdom, Turkey, Ukraine

AFRICA
Algeria, Angola, Congo, Egypt, Gabon, Ghana, Ivory Coast, Kenya, Liberia, Libya, Mozambique, Nigeria, South Africa, Tunisia

ASIA AND OCEANIA
Australia, China, India, Indonesia, Iraq, Japan, Kazakhstan, Kuwait, Malaysia, Myanmar, Oman, Pakistan, Russia, Saudi Arabia, Singapore, South Korea, Taiwan, the United Arab Emirates, Timor Leste, Turkmenistan, Vietnam

AMERICA
Argentina, Canada, Ecuador, Mexico, the United States, Trinidad & Tobago, Venezuela

Contents

	Fact Book 2015

	Contents

	Eni at a glance	4
	Eni’s business model	10
	Target, drivers and 2015 performance	12
	Exploration & Production	17
	Gas & Power	43
	Refining & Marketing	51
	Tables
	Financial Data	61
	Employees	72
	Supplemental oil and gas information	73
	Quarterly information	93
Eni’s Fact Book is a supplement to Eni’s Integrated Annual Report and is designed to provide supplemental financial and operating information. It contains certain forward-looking statements regarding capital expenditure, dividends, allocation of future cash flow from operations, evolution of financial structure, future operating performance, targets of production and sale growth, execution of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new oil&gas fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing of oil, gas and refined products; operational problems; general economic conditions; geopolitical factors including international tensions, social and political instability, changes in the economic and legal frameworks in Eni’s countries of operations, regulation of the oil&gas industry, power generation and environmental field, development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors.

Contents

Eni is an integrated company that operates across the entire energy chain in 66 Countries around the world.

Eni’s solid portfolio of conventional oil assets with competitive costs as well as the resource base with options for anticipated monetization, ensure high value generation from Eni’s upstream activity. The large presence in the gas and LNG markets, and the commercial know-how enable the company to capture synergies and catch joint opportunities and projects in the hydrocarbon value chain.
Eni’s strategies, resource allocation processes and conduct of day-by-day operations underpin the delivery of sustainable value to shareholders and, more generally, to all of stakeholders, respecting the Countries where the company operates and the people who work for and with Eni. Eni’s way of doing business, based on operating excellence, focus on health, safety and the environment, is committed to preventing and mitigating operational risks.

Results

In 2015, the transformation of Eni which management started in 2014 anticipating a prolonged downturn in crude oil prices, has achieved outstanding results by growing in the core oil&gas business, restructuring the industrial setup in other businesses and by improving organizational efficiency.

Adjusted[1] operating profit was euro 4.1 billion, down by 64% (or by euro 7.34 billion) primarily reflecting the lower contribution from the upstream segment (down by euro 7.44 billion, or by 64%), due to falling commodity prices, with an impact of euro 8.8 billion net of currency differences, partially offset by production growth and efficiency gains of euro 2.2 billion while lower one-time effects associated with gas contract renegotiations negatively affected operating profit by euro 0.7 billion.
Adjusted net profit was euro 0.33 billion, worsening by euro 3.52 billion from 2014 (down by 91%) due to a decline in operating profit and a higher tax rate driven by the impact of the scenario.

Robust cash flow generation (euro 12.19 billion), reduced by 15%, even in a lower Brent price scenario of 53 $/bl, down by 47%. This cash flow, together with cash from disposals of euro 2.26 billion, funded a fair amount of capital expenditure for the year and the financial requirements for the dividend payments to Eni shareholders (euro 3.46 billion).

As of December 31, 2015, leverage was 0.31. Net borrowings was euro 16.86 billion. The effects of Saipem transaction reduced net debt by euro 4.8 billion and yielded reduction in leverage calculated on a pro-forma basis to 0.22.

Saipem disposal > On January 22, 2016, there was the closing of the agreements signed on October 27, 2015 with Fondo Strategico Italiano (FSI). Those include the sale of the 12.503% stake of the share capital of Saipem to FSI and the concurrent entrance into force of the shareholder agreement with Eni, which was intended to establish joint control over the former Eni’s subsidiary. Saipem transaction is in line with Eni’s strategy: (i) to become even more focused on upstream core business by making available additional financial sources to be reinvested in the development of oil and gas reserves; (ii) to strengthen Eni’s balance sheet.

Versalis disposal > Negotiations are underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis SpA, would support Eni in implementing the industrial plan designed to upgrade this business.

Hydrocarbon production > 1.76 million boe/d, up by 10.1% from 2014 driven by new fields’ start-ups and the continuing ramp-up of production at fields started in 2014 (adding 139 kboe/d) mainly in Angola, Venezuela, the United States and the United Kingdom, higher production in Libya and Iraq as well as the recovery of trade receivables for past investments in Iran.

(1) Non-GAAP measure. Exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with sectors which are in the disposal phase, E&C and Chemical.

Contents

Eni Fact Book
Eni at a glance

Zohr discovery > Made a world-class gas discovery at the Zohr exploration prospect in the deep waters of the Mediterranean Sea. This field is estimated to retain up to 30 trillion cubic feet of gas in place. In February 2016, the development plan was approved and first gas is expected in 2017.

Exploration successes > In 2015, Eni continued its track record of exploration successes with about 1.4 billion boe of additions to the Company’s reserve backlog (vs. an initial guidance of 0.5 billion boe) at a cost of $0.7 per barrel. In addition to the supergiant Zohr discovery, other important successes (Nkala Marine in Congo, Nooros in Egypt, Area D in Libya, Merakes in Indonesia) were near-field discoveries with quick time-to-market and immediate benefits on cash flow, in line with Eni’s new exploration strategy.

Safety > In 2015, Eni continued to implement the communication and training program "Eni in safety" for all its employees. The initiative and other investments in safety supported a positive trend (down by 42.4% from 2014) in the injury frequency rate (down by 27.6% employees injury frequency rate; down by 48.6% contractors injury frequency rate) which improved for the eleventh consecutive year.

The injury severity index recorded a positive trend, reducing by 36% compared to 2014, reflecting the lower level of severity of injuries incurred by contractors.

Climate change > In 2015, Eni and the other companies joining the oil&gas Climate Initiative, in a joint declaration of collaboration confirmed their commitment in limiting the average increase of the global temperature below the two degrees threshold. Furthermore, Eni together with other five oil&gas European companies asked the United Nations Framework Convention on Climate Change (UNFCCC) and the COP21, to introduce the systems to define a cost for GHG emissions leveraging on clear, stable and more ambitious regulatory framework. These will also be useful to harmonize different national systems.

Sustainability indexes > Eni’s place on the Dow Jones Sustainability World Index was confirmed for the ninth consecutive year. The index features companies that are distinguished by their excellent performance in all the fields of sustainability. Eni’s inclusion was also confirmed on the FTSE4Good, one of the world’s most prestigious corporate social responsibility stock-market indexes. This reflects Eni’s excellent performance in environmental sustainability, respect for human rights, corporate governance and transparency, relationships with stakeholders.

Contents

Eni Fact Book
Eni at a glance     Strategy

Strategy

Starting from the second half of 2015, the oil price reported a significant contraction, falling below 30 $/bl in January 2016. In the 2016-2019 plan period, the oil price is expected to rise gradually to 65 $/bl by 2019 following progressive rebalancing of the market.
In such context, the strategy was defined taking into account three different time horizons:
- The short-term, by pursuing cash flow maximization to safeguard financial robustness while raising efficiency and accelerating initiatives aimed at cost reduction;
- The medium-term, by means of the focus on investments aimed to develop the significant resources in the portfolio, characterized by low break even, as to guarantee the reserves’ replacement and production growth;
- The long-term, by creating the basis for the society to get ready for the low-carbon energy environment.

In the short and medium term, the main goal of cash generation will be pursued by means of specific industrial initiatives in Eni’s businesses, selective investments mainly in the Exploration & Production segment and further initiatives of costs reduction. In particular, the definition of the capex plan leveraged on the high-value projects with accelerated rates of return: in the 2016-2019 plan, capital expenditure plan of euro 37 billion is 21% lower compared to the previous plan, at constant foreign exchange rate. The reduction is mainly due to the Exploration & Production segment, in spite of the additional spending for the Shorouk discovery (Egypt) while benefiting from projects’ rephasing/reconfiguration and contracts’ renegotiations.
The 2016-2019 divestment plan amounts to approximately euro 7 billion, before taxation and excluding Saipem transaction, stemming from anticipated monetization of exploratory discoveries, as well as further refocusing of activities on the core business.

The combined effect of the industrial actions for the development of the Exploration & Production segment, restructuring of the mid and downstream businesses and widespread initiatives of spending review will allow to reduce significantly the Brent break-even level with a cash neutrality (including dividend floor) at 60 $/bl by 2017.

Dividend policy

Despite the worsening scenario, considering Group’s transformation process and Eni strategic goals, the Company will propose a dividend of euro 0.8 per share in 2016.

Performance and goals

Thanks to the transformation process implemented by our management, nowadays Eni can leverage on an excellent competitive positioning, further strengthened by our recent exploration successes, a robust pipeline of projects and a solid financial structure to withstand the downturn from a strong base.

The actions defined in the 2016-2019 strategic plan are able to combine the necessity for efficiency, spending selection and financial discipline with those of the profitable and sustainable growth in core oil&gas business, creating the fundamentals for a robust recovery of profitability even in a very difficult environment like the current one.

Hereunder are reported the main strategic pillars identified by Eni's management, the results achieved in 2015 thanks to the implemented transformation process and the 2016-2019 targets.

Strategic pillars	2015 Achievements	2016-2019 Plan

Efficient and valuable growth	- Hydrocarbon production: +10.1%	- Hydrocarbon production: >+3%
	- Upstream capex: euro 10.2 bln	- Upstream capex: -18% vs. previous plan
	- Exploration resources: 1.4 bln boe @ $0.7/boe	- Exploration resources: 1.6 bln boe @ $2.3/boe

Restructuring	- G&P: adjusted EBIT almost at break-even	- G&P: adjusted EBIT in structural break-even from 2017
	- R&M: return to profitability	- R&M: adjusted operating profit at euro 0.7 bln in 2019
	- Refining margin break-even: $5/bl	- Refining margin break-even at $3/bl
	- G&A savings: euro 0.6 bln	- Cumulative G&A savings: euro 2.5 bln through 2019

Transformation	- Disposals: euro 7 bln including Saipem transaction	- Disposal target: euro 7 bln

Contents

Eni Fact Book
Main data     Eni at a glance

Main data

Key financial data (a) (b)	(euro million)	2011	2012	2013	2014	2015

Net sales from operations - continuing operations	107,690	127,109	98,547	93,187	67,740
Operating profit (loss) - continuing operations	16,803	15,208	7,867	7,585	(2,781)
Special items	1,540	4,692	2,910	1,572	5,762
Profit (loss) on stock	(1,113)	(17)	503	1,290	814
Adjusted operating profit (loss)- continuing operations	17,230	19,883	11,280	10,447	3,795
Exploration & Production	16,075	18,537	14,643	11,551	4,108
Gas & Power	(247)	398	(622)	168	(126)
Refining & Marketing	(539)	(289)	(472)	(65)	387
Chemicals	(273)	(483)
Engineering & Construction	1,443	1,485
Corporate and other activities	(492)	(547)	(542)	(443)	(369)
Impact of unrealized intragroup profit elimination and consolidation adjustments	1,263	782	(1,727)	(764)	(205)
Group net profit (loss) (*)	6,860	7,790	5,160	1,291	(8,783)
of which: continuing operations	6,902	4,200	3,472	101	(7,680)
of which: discontinued operations	(42)	3,590	1,688	1,190	(1,103)
Group adjusted net profit (loss) (*)	6,969	7,325	4,430	3,707	436
of which: continuing operations	6,938	7,130	2,499	2,200	(698)
of which: discontinued operations	31	195	1,931	1,507	1,134
Net cash provided by operating activities	14,382	12,567	11,026	15,110	11,903
of which: continuing operations	13,763	12,552	9,132	13,162	11,181
of which: discontinued operations	619	15	1,894	1,948	722
Capital expenditure	13,438	13,561	12,800	12,240	11,556
of which: continuing operations	11,909	12,805	11,584	11,264	10,775
of which: discontinued operations	1,529	756	1,216	976	781
Shareholders’ equity including non-controlling interest	60,393	62,417	61,049	62,209	53,669
Net borrowings	28,032	15,069	14,963	13,685	16,863
Leverage	0.46	0.24	0.25	0.22	0.31
Net capital employed	88,425	77,486	76,012	75,894	70,532
of which: Exploration & Production	42,024	42,369	45,699	47,629	50,522
of which: Gas & Power	12,367	10,597	8,462	9,031	5,803
of which: Refining & Marketing	9,188	8,871	8,737	6,738	5,492

(a) Following the divestment plan of Saipem and Versalis, the two operating segments E&C and Chemical have been classified as discontinued operations based on the guidelines of IFRS 5. 2013 and 2014 data have been restated consistently.
(b) 2011 and 2102 results measure as discontinued operations only Regulated Businesses in Italy, divested in 2012.
(*) Attributable to Eni’s shareholders.

Key market indicators	2011	2012	2013	2014	2015

Average price of Brent dated crude oil (a)		111.27	111.58	108.66	98.99	52.46
Average EUR/USD exchange rate (b)		1.392	1.285	1.328	1.329	1.110
Average price in euro of Brent dated crude oil		79.94	86.83	81.82	74.48	47.26
Standard Eni Refining Margin (SERM) (c)		1.82	4.12	2.43	3.21	8.32
Euribor - three-month euro rate	(%)	1.40	0.60	0.22	0.21	(0.02)

(a) In US dollars per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In USD per barrel. Source: Eni calculations. It gauges the profitability of Eni's refineries against the typical raw material slate and yields.

Contents
Eni Fact Book Eni at a glance Main data

Selected operating data	2011	2012	2013	2014	2015

Corporate (a)
Employees at period end (*)	(number)	72,574	79,405	30,970	29,403	29,053
of which: - women (**)		12,542	12,847	7,504	7,370	7,254
of which: - outside Italy		45,516	52,008	13,343	12,672	12,333
Female managers (**)	(%)	18.5	18.9	23.5	23.8	24.2
Employee injury frequency rate	(No. of accidents per million of worked hours)	0.65	0.57	0.28	0.29	0.21
Contractor injury frequency rate		0.57	0.45	0.49	0.35	0.18
Fatality index	(Fatal injuries per one hundred millions of worked hours)	1.94	1.10	0.00	1.08	0.39
Oil spills due to operations	(bbl)	7,295	3,759	1,762	1,161	1,603
GHG emissions	(mmtonnes CO2 eq)	49.1	52.8	43.9	38.9	38.5
R&D expenditures (b)	(euro million)	190	211	142	134	139
Expenditure for the territory (c)	(euro million)	101	91	100	96	97
Exploration & Production
Net proved hydrocarbons reserves	(mmboe)	7,086	7,166	6,535	6,602	6,890
Reserve life index	(years)	12.3	11.5	11.1	11.3	10.7
Liquids production	(kbbl/d)	845	882	833	828	908
Natural gas production	(mmcf/d)	4,320	4,501	4,320	4,224	4,681
Hydrocarbons production	(kboe/d)	1,581	1,701	1,619	1,598	1,760
Gas & Power
Sales of consolidated companies (including own consumption)	(bcm)	84.37	84.30	83.60	81.73	84.94
Sales of Eni’s affiliates (Eni’s share)		9.53	8.29	6.96	4.38	2.78
Total sales and own consumption (G&P)		93.90	92.59	90.56	86.11	87.72
E&P gas sales in Europe and in the Gulf of Mexico		2.86	2.73	2.61	3.06	3.16
Worldwide gas sales		96.76	95.32	93.17	89.17	90.88
Electricity sold	(TWh)	40.28	42.58	35.05	33.58	34.88
Refining & Marketing
Refinery throughputs on own account	(mmtonnes)	31.96	30.01	27.38	25.03	26.41
Balanced capacity of wholly-owned refineries	(kbbl/d)	767	767	787	617	548
Sales of refined products	(mmtonnes)	45.02	48.33	35.41	34.59	35.24
Retail sales of refined products in Europe		11.37	10.87	9.69	9.21	8.89
Service stations at year end	(units)	6,287	6,384	6,386	6,220	5,846
Average throughput of service stations in Europe	(kliters/y)	2,206	2,064	1,828	1,725	1,754

(a) Pertaining to continuing operations. Following the divestment plan of Saipem and Versalis, data for the year 2015 do not include the contribution of the divested segments. 2013 and 2014 results have been restated consistently. 2011 and 2012 data do not include the contribution of Regulated Businesses in Italy, divested in 2012.
(b) Net of general and administrative costs.
(c) Includes investments for local communities, charities, association fees, sponsorships, payments to Fondazione Eni Enrico Mattei and Eni Foundation.
(*) See page 72 for details on employees by business segments.
(**) Do not include employees of equity accounted entities.

Share data	2011	2012	2013	2014	2015

Net profit (loss) (a) (b) (*)	(euro)	1.90	1.16	0.96	0.03	(2.13)
Dividend		1.04	1.08	1.10	1.12	0.80
Cash dividends to Eni's shareholders (c)	(euro million)	3,695	3,840	3,949	4,006	3,457
Cash flow (*)	(euro)	3.97	3.41	3.20	3.65	3.10
Dividend yield (d)	(%)	6.6	5.9	6.5	7.6	5.7
Net profit (loss) per ADR (a) (e) (*)	(USD)	5.29	2.98	2.55	0.08	(4.73)
Dividend per ADR (e)		2.73	2.82	2.99	2.65	1.77
Cash flow per ADR (e)		11.05	8.77	8.49	9.69	6.89
Dividend yield per ADR (d) (e)	(%)	6.6	5.9	6.5	7.6	5.7
Pay-out		55	50	80	313	(33)
Number of shares at period-end	(million)	4,005.4	3,634.2	3,634.2	3,634.2	3,634.2
Average number of share outstanding in the year (f) (fully diluted)		3,622.7	3,622.8	3,622.8	3,610.4	3,601.1
TSR	(%)	5.1	22.0	1.3	(11.9)	1.1

(*) Pertaining to continuing operations. Following the divestment plan of Saipem and Versalis, the two operating segments E&C and Chemical have been classified as discontinued operations based on the guidelines of IFRS 5. 2013 and 2014 reporting periods have been restated consistently. 2011 and 2102 results measure as discontinued operations Regulated Businesses in Italy, divested in 2012.
(a) Calculated on the average number of Eni's shares outstanding during the year.
(b) Pertaining to Eni’s shareholders.
(c) The amount of dividends for the year 2015 is based on the Board’s proposal.
(d) Ratio between dividend of the year and average share price in December.
(e) One ADR represents 2 shares. Net profit, dividends and cash flow data were converted using average exchange rates. Dividends data were converted at the Noon Buying Rate of the pay-out date.
(f) Calculated by excluding own shares in portfolio.

Contents

Eni Fact Book
Main data     Eni at a glance

Share information	2011	2012	2013	2014	2015

Share price - Milan Stock Exchange
High	(euro)	18.42	18.70	19.48	20.41	17.43
Low		12.17	15.25	15.29	13.29	13.14
Average		15.95	17.18	17.57	17.83	15.47
Year end		16.01	18.34	17.49	14.51	13.80
ADR price (a) - New York Stock Exchange
High	(USD)	53.74	49.44	52.12	55.30	39.29
Low		32.98	36.85	40.39	32.81	29.28
Average		44.41	44.24	46.68	47.37	34.31
Year end		41.27	49.14	48.49	34.91	29.80
Average daily exchanged shares	(million shares)	22.85	15.63	15.44	17.21	20.30
Value	(euro million)	355.0	267.0	271.4	304.0	312.0
Weighted average number of shares outstanding (b)	(million shares)	3,622.7	3,622.8	3,622.8	3,610.4	3,601.1
Market capitalization (c)
EUR	(billion)	58.0	66.4	63.4	52.4	50.2
USD		75.0	87.7	87.4	63.6	55.7

(a) One ADR represents 2 Eni's shares.
(b) Excluding treasury shares.
(c) Number of outstanding shares by reference price at period end.

Data on Eni share placement	1995	1996	1997	1998	2001

Offer price	(euro/share)	5.42	7.40	9.90	11.80	13.60
Number of share placed	(million shares)	601.9	647.5	728.4	608.1	200.1
of which: through bonus share	(million shares)		1.9	15.0	24.4	39.6
Percentage of share capital (a)	(%)	15.0	16.2	18.2	15.2	5.0
Proceeds	(euro million)	3,254	4,596	6,869	6,714	2,721

(a) Refers to share capital at December 31, 2015.

Contents

Eni’s business model targets long-term value creation for its stakeholders by delivering on profitability and growth, efficiency and operational excellence and handling operational risks of its businesses, as well as environmental conservation, and local communities relationships, preserving health and safety of people working in Eni and with Eni, in respect of human rights, ethics and transparency.
The main capitals used by Eni (financial capital, productive capital, intellectual capital, natural capital, human capital, social and relationship capital) are classified in accordance with the criteria included in the	"International IR Framework" published by the International Integrated Reporting Council (IIRC). Robust 2015 financial results and sustainability performance, notwithstanding a weak scenario for commodities prices, rely on the responsible and efficient use of our capitals.
Hereunder is articulated the map of the main capitals exploited by Eni and actions positively effecting on their quality and availability.
At the same time, the scheme evidences how the efficient use of capitals and related connections create value for the company and its stakeholders.

Contents

Eni Fact Book
Business model

stock of capital	Eni's main actions	value creation for Eni	value creation for Eni's stakeholders
financial capital	- Financial structure - Liquidity reserves	- Cash flow from operations - Bank loans - Bonds - Maintaining strategic liquidity - Hedging - Dividends - Working capital optimization	- Going concern - Lower cost of capital - Reduction of working capital - Leverage optimization - M&A opportunities - Mitigation of market volatility - Credit worthiness	- Yields - Share price appreciation - Social and economical growth - Satellite activities
productive capital	- Onshore and offshore plants - Pipelines and storage plants - Liquefaction plants - Refineries - Distribution networks - Power plants - Buildings and other equipment - Hydrocarbon reserves (Oil and gas)	- Technological upgrade - Process upgrade - Investment in new businesses (biorefinery, car sharing) - Maintenance and development activities - Increase environment Certifications (ISO 14001, ISO 50001, EMAS, etc.)	- Returns - Enlarging asset portfolio - Increase assets value - Reduction of operational risk - Energy and operational efficiency - Reputation - Hydrocarbon reserves growth	- Availability of energy sources and green products - Employment - Satellite activities - Reduction of direct GHG emissions and responsible use of resources
intellectual capital	- Technologies and intellectual property - Corporate internal procedures - Corporate governance system - Integrated risk management - Management and control systems - Knowledge management - ICT (Green Data Center)	- Research and development expenditures - Partnership with centres of excellence - Development of proprietary technologies and patents - Application of procedures and systems - Audit	- Competitive advantage - Risk mitigation - Transparency - Performance - License to operate - Stakeholders' acceptability	- Reduction of environmental and social impacts - Transfer of best available technologies and know-how to host Countries - Contribution to the fight against corruption - Green products
human capital	- Health and safety of people - Know-how and skills - Experience - Engagement - Diversity (gender, seniority, geographical) - Eni's thinking	- Safety at work - Recruiting, education and training on the job - Promotion of human rights - Eni's people engagement - Knowledge management - Welfare - Leveraging on diversity - Enhancing individual talents and remuneration in accordance to a merit system	- Performance - Efficiency - Competitiveness - Innovation - Risk mitigation - Reputation - Talent attraction - Job enhancement - Career development	- Create employment and preserve jobs - Job enhancement - Wellness of Eni's people and local communities - Increase and transfer know-how
social and relationship capital	- Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGO, universities, trade unions) - Eni brand	- Stakeholders' Engagement - MoU with Governments and local authorities - Projects for local development and Local content - Strategic partnerships - Involvement in international panel discussion - Development of programmes on research and training - Partnerships with trade unions - Quality of services rendered - Brand management	- Operational & social licence - Reduction of time-to-market - Country risk reduction - Market share - Alignment to international best practices - Reputation - Competitive advantage - Suppliers reliability - Customers retention	- Local socio-economical development - Customers and suppliers satisfaction - Share of expertise with territories and communities - Satisfaction and incentive of people - Promoting respect for workers' rights
natural capital	- Oil and gas reserves - Water - Biodiversity and ecosystems - Air - Soil	- Exploration, production, transporting, refining and distributing hydrocarbons - Investment in new businesses (biorefinery, car sharing) - Investment in technological and process upgrade - Remediation activities - Investment in alternative energy sources	- Hydrocarbon reserves growth - Opex reduction - Mitigation of operational risk (asset integrity) - Reputation - License to operate - Stakeholders' recognition	- Reduction of gas flared - Reduction of oil spill - Reduction of blow out risk - Preservation of biodiversity - Green products - Containment of water consumption (reinjection and water reuse) - Energy efficiency

Contents

The table below shows how actions taken in managing each main capital, contribute to achieve business targets.
The different actions are classified on the basis of four strategic targets which lead Eni’s business segments.
The actions reported below represent the management system of	each capital which allow to achieve business goals, on the one hand reducing risks, on the other, increasing profitability.
In particular, are highlighted the connection between actions carried on Upstream business, capitals used by Eni and financial/non financial results reported in 2015.

Contents

Eni Fact Book
Targets, drivers and 2015 performance

The following pages contain additional details about the most relevant financial and non-financial KPI: for each strategic target are valued those indicators which express the use each capital	employed by Eni (financial, productive, intellectual, human, social and relationship, natural) in order to achieve the business strategy.

Contents

Eni Fact Book
Targets, drivers and 2015 performance

2015 performance (*)
Fuel value and increase explorative resources and growth in upstream cash generation

			2013	2014	2015
Financial capital	Capital expenditure	(euro million)	10,475	10,524	10,234
	Opex per boe	($/boe)	8.3	8.4	7.2
	Cash flow per boe	($/boe)	31.9	30.1	20.1

Productive capital	Proved hydrocarbon reserves	(mmboe)	6,535	6,602	6,890
	Reserves life index	(years)	11.1	11.3	10.7
	Organic reserves replacement ratio	(%)	105	112	148

Natural capital	Direct GHG emission	(million tonnes CO2 eq)	27.4	23.4	22.8
	- of which CO2 eq from flaring		9.13	5.73	5.51
	CO2 eq emissions/100% operated hydrocarbon gross production	(tonnes CO2 eq/kboe)	31.8	27.5	25.0
	Volume of hydrocarbons sent to process flaring	(mmcm/d)	9.10	4.60	4.28
	Oil spills due to operations (>1 bbl)	(bbl)	1,728	936	1,146
	Produced water re-injected	(%)	55	56	56

Social and relationship capital	Investments on territories following agreements, conventions and PSA (community investment)	(euro million)	53	63	71

Intellectual capital	Existing patents	(number)	2,370	2,016	2,088
	First patent filing applications		8	15	8

Human capital	Employees at year end	(number)	12,352	12,681	12,728
	Employees outside Italy		8,219	8,147	8,156
	- of which locals		6,476	6,441	6,266
	Female employees		2,442	2,462	2,453
	Number of hiring		1,324	681	387
	Injury frequency rate of total workforce	(No. of accidents per million worked hours)	0.23	0.23	0.13
	Safety expenditure and expenses	(euro million)	150	100	190
	No. employees assessment during the year/No. planned assessment for the year	(%)	79	53	66
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)		65	62	63
	Training expenditure	(euro million)	44.4	29.0	17.6
Profitability and sustainable cash generation in the Gas & Power segment

			2013	2014	2015
Financial capital	Adjusted operating profit (loss)	(euro million)	(622)	168	(126)
	Operating expenses reduction	(%)	(10)	(15)	(28)
	Capital expenditure	(euro million)	229	172	154

Productive capital	Worldwide gas sales	(bcm)	93.17	89.17	90.88
	LNG sales		12.4	13.3	13.5
	Customers in Italy	(million)	8.00	7.93	7.88
	Electricity sold	(TWh)	35.05	33.58	34.88

Natural capital	Direct GHG emissions	(million tonnes CO2 eq)	11.3	10.1	10.6
	CO2 eq emissions/kWh eq (EniPower)	(g CO2 eq/kWh eq)	408.78	410.67	410.09
	Power generation (EniPower)	(TWh)	23.14	21.04	22.34
	NOx emissions/kWh eq (EniPower)	(g NO2 eq/KWh eq)	0.16	0.15	0.14
	SOx emissions/kWh eq (EniPower)	(g SO2 eq/kWh eq)	0.017	0.001	0.001
	Water withdrawals/kW eq produced (EniPower)	(cm/kWh eq)	0.017	0.017	0.015

Social and relationship capital	Customer satisfaction rate	(scale from 0 to 100)	80.0	81.4	85.6

Intellectual capital	Existing patents	(number)	56	43	7

Human capital	Employees at year end	(number)	4,791	4,469	4,388
	Employees outside Italy		2,550	2,437	2,402
	Female employees		1,537	1,411	1,363
	Number of hiring		226	116	131
	Injury frequency rate of total workforce	(No. of accidents per million worked hours)	1.32	0.46	0.49
	Safety expenditure and expenses	(euro million)	9	7	7
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)	(%)	63	72	69
	Training hours	(number)	147,011	92,701	98,579
	Training expenditure	(euro million)	1.9	1.2	1.9
(*) The data related to employees do not include the companies consolidated with the proportional method. For details about the employees for segment, coherent with the consolidation perimeter of the Relationship Financial Annual 2015, see at page 72.

Contents

Eni Fact Book
Targets, drivers and 2015 performance

EBIT adjusted and free cash flow steadily positive in the Refining & Marketing segment

			2013	2014	2015
Financial capital	Adjusted operating profit (loss)	(euro million)	(472)	(65)	387
	Refining break-even margins	($/bl)	6	5
	Refining capital expenditure	(euro million)	462	362	282

Productive capital	Service stations in Europe at year end	(number)	6,386	6,220	5,846
	Balanced capacity of refineries	(kbbl/d)	787	617	548
	Average plant utilization rate	(%)	66	78	95

Natural capital	Direct GHG emissions	(million tonnes CO2 eq)	5.2	5.3	5.1
	GHG emissions/refining throughputs (a)	(tonnes CO2 eq/kt)	252.08	286.92	237.39
	SOx emissions/refining throughputs (a)	(tonnes SO2 eq/kt)	0.53	0.32	0.29
	SOx emissions	(ktonnes SO2 eq)	10.80	5.70	5.97

Social and relationship capital	Customer satisfaction index	(likert scale)	8.1	8.2	8.3
	Customers involved in the satisfaction survey	(number)	29,863	24,081	23,628

Intellectual capital	Existing patents	(number)	839	662	648
	First patent filing applications		6	16	4

Human capital	Employees at year end	(number)	6,469	5,823	5,234
	Female employees		1,176	1,045	911
	Injury frequency rate of total workforce	(No. of accidents per million worked hours)	1.05	0.89	0.80
	Safety expenditure and expenses	(euro million)	43	31	27
	Employees covered by performance assessment tools (senior managers, managers/supervisors and young graduates)	(%)	48	40	51
	Training hours	(number)	244,279	163,321	157,321
	Training expenditure	(euro million)	3.3	2.5	1.9

Focus on efficiency

			2013	2014	2015
Financial capital	Capital expenditure	(euro million)	11,584	11,264	10,775
	Changes in working capital		121	2,148	4,450
	Purchases, services and other		78,108	74,067	53,983

Natural capital	Net consumption of primary resources	(toe)	11,675,939	10,606,496	10,910,143
	- of which: natural gas		9,809,086	9,107,522	9,245,994
	- of which: oil products		1,767,269	1,423,944	1,572,924
	- of which: other fuels		99,583	75,030	91,225
	Energy consumptions from productive activities/100% operated hydrocarbon gross production	(GJ/toe)	1.54	1.67	1.62
	Energy Intensity Index (R&M)	(%)	76.0	77.8	79.9
	Total water withdrawals	(mmcm)	1,193	1,037	872

Human capital	Days of absence due to accidents - Total workforce	(number)	4,418	3,988	2,312
	Total employment disputes		869	864	959
	Disputes/employees ratio		326/869	370/864	470/959

(a) The KPI refers only to the throughputs of the traditional refineries processing.

Contents

Eni Fact Book
Targets, drivers and 2015 performance

Other significant performances

			2013	2014	2015
Governance	Members of Eni’s Board of Directors	(number)	9	9	9
	- executive		1	1	1
	- non executive		8	8	8
	- independent (a)		7	7	7
	- non independent		2	2	2
	- members of minorities		3	3	3
	Presence of women in the Board of Directors of Eni Group companies	(%)	17	26	27
	Presence of women in the Board of Statutory Auditors of Eni Group companies		29	35	34

Human capital	Employees at year end	(number)	29,176	28,597	28,246
	- men		21,672	21,227	20,992
	- women		7,504	7,370	7,254
	Local employees abroad by professional category		10,510	10,442	9,975
	- of which senior manager		97	83	71
	- of which manager/supervisors		1,849	1,883	1,869
	- of which employees		6,150	6,181	5,902
	- of which workers		2,414	2,295	2,133
	Female managers (senior manager and manager/supervisors)	(%)	23.5	23.8	24.2
	Injury frequency rate of total workforce	(No. of accidents per million worked hours)	0.43	0.33	0.19
	Employees injury frequency rate	(No. of accidents per million worked hours)	0.28	0.29	0.21
	Contractors injury frequency rate	(No. of accidents per million worked hours)	0.49	0.35	0.18
	Fatality index of total workforce	(Fatality injuries per one hundred millions of worked hours)	0.00	1.08	0.39
	Total Recordable Injury Rate of employees	(Total recordable injuries/worked hours) x 1,000,000	0.41	0.35	0.34
	Total Recordable Injury Rate of contractors	(Total recordable injuries/worked hours) x 1,000,000	0.90	0.75	0.43
	Total Recordable Injury Rate of workforce	(Total recordable injuries/worked hours) x 1,000,000	0.75	0.62	0.40
	Safety expenditure and expenses	(euro million)	205	143	239
	Training hours	(khours)	1,493	1,032	915
	Training expenditure	(euro million)	54.63	37.15	27.51

Social and relationship capital	Total spending for the territory	(euro million)	100	96	97
	Suppliers used	(number)	13,573	11,342	9,268
	Total procurement	(euro million)	19,043	22,955	19,514
	Suppliers subjected to qualification procedures including screening on Human Rights	(number)	2,434	3,846	2,806
	SA8000 Audits carried out		23	20	16	(b)
	Eni security personnel trained on Human Rights		235	143	61
	Security contracts containing clauses on Human Rights	(%)	83	95	85

Intellectual capital	R&D expenditure (c)	(euro million)	142	134	139
	First patent filing applications	(number)	35	50	22
	- of which filing of renewable energy		21	17	11
	Existing patents		3,644	3,056	3,162

Natural capital	Direct total GHG emissions	(million tonnes CO2 eq)	43.9	38.9	38.5
	NOx emissions	(tonnes NO2 eq)	74,657	62,238	66,523
	SOx emissions	(tonnes SO2 eq)	22,062	19,124	10,501
	NMVOC (Non Methane Volatile Organic Compounds) emissions	(tonnes)	39,060	22,664	17,227
	TSP (Total Suspended Particulate) emissions		2,103	1,578	1,763
	Total number of oil spills (> 1 bbl)	(number)	382	362	247
	Total volume of oil spills (> 1 bbl)	(bbl)	7,764	15,562	16,450
	- from sabotage		6,002	14,401	14,847
	- due to operations		1,762	1,161	1,603
	Total water withdrawals	(mmcm)	1,193	1,037	872
	- of which sea water		1,114	968	801
	- of which fresh water		61	59	58
	- of which salt/salty water taken from underground or surface sources		18	10	13

(a) This refers to independence according to law, mentioned by Eni Statute; 6 out 9 directors are independent pursuant to Code of Self-regulation.
(b) Data include SA800 Audits of 8 suppliers/sub-suppliers that were performed in Ecuador, Vietnam, Algeria and Ghana as well as 8 follow-ups of audits performed in 2014 in Mozambique, Indonesia, Angola and Pakistan.
(c) Net of general and administrative costs.

Contents

Key performance indicators

2013	2014	2015

Injury frequency rate of total workforce	(No. of accidents per million of worked hours)	0.23	0.23	0.13
Net sales from operations (a)	(euro million)	31,264	28,488	21,436
Operating profit (loss)		14,868	10,766	(144)
Adjusted operating profit (loss)		14,643	11,551	4,108
Adjusted net profit (loss)		5,950	4,423	752
Capital expenditure		10,475	10,524	10,234
Profit per boe (b) (c)	($/boe)	16.1	13.8	7.4
Opex per boe (b)		8.3	8.4	7.2
Cash Flow per boe (d)		31.9	30.1	20.1
Finding & Development cost per boe (c) (d)		19.2	21.5	19.3
Average hydrocarbons realizations (d)		71.87	65.49	36.47
Production of hydrocarbons (d)	(kboe/d)	1,619	1,598	1,760
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	6,535	6,602	6,890
Reserves life index (d)	(years)	11.1	11.3	10.7
Organic reserves replacement ratio (d)	(%)	105	112	148
Employees at period end	(number)	12,352	12,777	12,821
of which: outside Italy		8,219	8,243	8,249
Oil spills due to operations (>1 barrel)	(bbl)	1,728	936	1,146
Produced water re-injected	(%)	55	56	56
Direct GHG emissions	(mmtonnes CO2 eq)	27.4	23.4	22.8
of which: CO2 eq from flaring		9.13	5.73	5.51
Community investment	(euro million)	53	63	71

(a) Before elimination of intragroup sales.
(b) Consolidated subsidiaries.
(c) Three-year average.
(d) Includes Eni’s share of equity-accounted entities.

Performance of the year

> In 2015, safety performance continued on a positive trend, reporting a further improvement in injury frequency rate of total workforce (down by 44%). Eni is engaged in maintaining a high safety standard in each of its operations leveraging also on continuous HSE awareness programs.

> Greenhouse gas emissions decreased by 2.8% compared to the previous year (with a -3.9% reduction in emissions from flaring).
Continuous improvements in energy efficiency, streamline logistics and emissions reduction more than offset the hydrocarbon production growth (performance indicator CO2 eq emissions/hydrocarbons production down by 9.1% from 2014). In the year, the flaring down project of the M’Boundi field (Eni operator with an 83% interest), started up in 2014, received the Excellence award of World Bank Global Gas Flaring Reduction within Zero Routine Gas Flaring 2030 program due to significant emissions reduction.

> Water reinjection continues to achieve an excellent industry performance (56% in 2015) and we recorded zero blow-outs for the twelfth consecutive year.

> In 2015, the E&P segment reported a decline of euro 3,671 million or 83% in adjusted net profit compared to a year ago, due to lower realization on commodities in dollar terms (down by 44.3% on average) reflecting the fall of Brent crude benchmark and the weakness of gas markets in Europe and in the United States.

> Oil and natural gas production was 1.760 million boe/d in 2015, up by 10.1% compared to the previous year and to a 5% target, the highest increase rate since 2001. Production ramp-up at fields started in the year will add approximately 200 kboe/d in 2016.

> Estimated net proved reserves at December 31, 2015 amounted to 6.9 bboe based on a reference Brent price of $54 per barrel. The organic reserves replacement ratio was 148% (135% on average since 2010). The reserves life index was 10.7 years (11.3 years in 2014).

Exploration activity

> Additions to the Company’s reserve backlog were approximately 1.4 billion boe of resources, at a competitive cost of $0.7 per barrel (compared to a target of 500 million boe at a cost not higher than $2 per boe), particularly near-field discoveries with quick time-to-market and immediate cash flow and appraisal campaign of recent discoveries to support production level. The main discoveries were made:

Contents

Eni Fact Book
Exploration & Production

- Egypt, with a world-class gas discovery at the Zohr exploration prospect (Eni’s interest 100%) in the deep waters of the Mediterranean Sea. This field is estimated to retain 30 trillion cubic feet of gas in place and an accelerated fast track development leveraging on the existing offshore and onshore facilities is planned. In February 2016, Egyptian authorities approved the development plan of the Zohr discovery. First gas is expected in 2017;
- Congo, where the exploration activities of the pre-salt sequences in the Marine XII block (Eni operator with a 65% interest) continue to deliver new discoveries and confirm Eni’s exploration technologies effectiveness, given the technical complexity of these plays. Eni estimates the oil and gas resources in place of the Marine XII block at approximately 5.8 billion boe. The production of the block currently flows at approximately 15 kboe/d;
- Libya, with gas and condensates discoveries in the contractual area D (Eni’s interest 50%);
- Other exploration successes were made in Egypt, Pakistan, Indonesia and the United States.

> In Angola, signed a three-year extension of the exploration period of the operated Block 15/06 (Eni’s interest 36.84%), where the first oil from the West Hub development project was achieved at the end of 2014.

> In March 2016, Eni signed a Farm-Out Agreement (FOA) with Chariot oil&gas that includes the operatorship to Eni and a 40% stake enter into Rabat Deep Offshore exploration permits I-VI offshore Morocco. The completion of this FOA is subject to the authorization of the Moroccan authorities, to current partners’ approval and other conditions precedent.

> Entrance into the upstream sector of Mexico by signing the Production Sharing Contract as operator of the Block 1 (Eni’s interest 100%) to develop the Amoca, Miztón and Tecoalli fields. These fields located in the Gulf of Mexico shallow waters are estimated to retain 800 million barrels of oil and 480 billion cubic feet of gas in place. The delineation campaign of the fields was submitted to the Mexican authorities in the first quarter of 2016 and plans the drilling of four wells in order to define a fast track and synergic development plan.

> Signed a preliminary agreement with KazMunayGas to acquire 50% of the mineral rights in the Isatay block in the Caspian Sea.

> The exploration portfolio was renewed by means of new exploration acreage covering approximately 21,500 square kilometers net to Eni in particular in Egypt, Myanmar, the United Kingdom and Ivory Coast as well as Mexico, as mentioned above.

> In 2015, exploration expenditure amounted to euro 820 million, mainly related to the completion of the 29 new exploratory wells (19.1 net to Eni). An overall commercial success rate was 16.7% (25.1% net to Eni). In addition, 80 exploratory drilled wells are in progress at year end (41.6 net to Eni).

Sustainability and portfolio developments

> As planned, in 2015, Eni achieved the start-up of 10 major new fields with 139 kboe/d of new production, of which the most significant were:
- the giant Perla gas field (Eni’s interest 50%) offshore Venezuela, retaining a potential of up to 17 Tcf of gas in place (or 3.1 billion boe). A production plateau of approximately 1,200 mmcf/d is expected by 2020. Gas is sold to the national oil and gas company PDVSA under a Gas Sales Agreement running until 2036;
- the Cinguvu field, part of the West Hub Development phased project in Block 15/06 offshore Angola. In addition, early in 2016 the third M’Pungi satellite field came on stream achieving an overall plateau of 25 kbbl/d net to Eni;
- the Nené Marine and Litchendjili fields in the block Marine XII (Eni operator with a 65% interest) in Congo. The overall production plateau is estimated in 40 kboe/d for the next four-years;
- the Kizomba satellites Phase 2 project (Eni’s interest 20%) off Angola, with a peak production estimated in approximately 70 kboe/d;
- the Hadrian South (Eni’s interest 30%) and Lucius (Eni’s interest 8.5%) fields in the Gulf of Mexico, with an overall production of 23 kboe/d;
- other main projects started up in Egypt, the United Kingdom, Norway, the United States and Italy.

> In Mozambique, following the signing of the Unitization and Unit Operating Agreement (UUOA) and in full agreement with all the concessionaries of the projects, a unitization was set out for the development of the natural gas reservoirs straddling Areas 4 (operated by Eni) and 1 (operated by Anadarko) in the Rovuma Basin, offshore Mozambique. In accordance with the UUOA, the development of the straddling reservoirs will be carried out at an early stage in a separated but coordinated way by the two operators, until 24 Tcf of natural gas reserves are developed (12 Tcf of natural gas from each Area). Future developments will be jointly pursued by Area 4 and Area 1 concessionaires. The Final Investment Decision relating the Mamba field in Eni’s operating Area is expected in 2017.

> Finalized a strategic oil agreement in Egypt, which provides investment of up to $5 billion (at 100%) to develop the Country’s oil and gas reserves in future years. Eni has also agreed on new terms for ongoing oil contracts, with the economic effects retroactive to January 1, 2015. Set new measures to reduce overdue amounts of trade receivables relating to hydrocarbon supplies to Egyptian state-owned companies.

> In February 2016, Mozambique authorities approved the development of the first development phase of Coral (Eni operator with a 50% interest), targeting to put into production 5 trillion cubic feet of gas.

> Signed an agreement to supply 1.4 mmtonnes/y of LNG from the Eni-operated Jangkrik field (Eni’s interest 55%) to the Indonesian state-run company PT Pertamina, effective in 2017. The agreement will support the development of the Jangkrik field.

> In Ghana, Eni sanctioned the final investment decision for the integrated OCTP oil and gas project (Eni operator with a 47.22% interest). The first oil is expected in 2017.

> In March 2016, production started up at the Goliat oilfield (Eni operator with a 65% interest) in the Barents Sea, in Norway. Production is expected to achieve 65 kbbl/d net to Eni.

> The Project Integrée Hinda (PIH) in the M’Boundi area in Congo involved approximately 25,000 people in the five-year 2011-2015 period with specific programs and in collaboration with local Authorities, to improve education, health, agriculture and access to water.

> The business sustainability in the medium to long-term remains a key factor in the growth strategy of upstream sector with initiatives to support the local development always more integrated into business activities. In particular, during the year

Contents

Eni Fact Book
Exploration & Production

projects in Ghana and Mozambique started with initiatives to improve health, access to clean water, education and training; the initiatives in Nigeria, Iraq and Indonesia continue.

> Development expenditure was euro 9,341 million (down by 12% net of exchange rate effects) to fuel the growth of major projects and to maintain production plateau particularly in Angola, Norway, Egypt, Kazakhstan, Congo, Indonesia, Italy and the United Sates.

> In 2015, overall R&D expenditure of the Exploration & Production segment amounted to euro 78 million (euro 83 million in 2014).

Activity Areas

Italy
Eni has been operating in Italy since 1926. In 2015, Eni’s oil and gas production amounted to 169 kboe/d. Eni’s activities in Italy are deployed in the Adriatic and Ionian Sea, the Central Southern Apennines, mainland and offshore Sicily and the Po Valley, on a total developed and undeveloped acreage of 21,083 square kilometers (16,975 square kilometers net to Eni).
Eni’s exploration and development activities in Italy are regulated by concession contracts (51 operated onshore and 64 operated offshore) and exploration licenses (11 onshore and 9 offshore).

Adriatic and Ionian Sea
Production Fields in the Adriatic and Ionian Sea accounted for 45% of Eni’s domestic production in 2015, mainly gas. Main operated fields are Barbara, Cervia/Arianna, Annamaria, Luna, Angela-Angelina, Hera Lacinia, Bonaccia and Porto Garibaldi. Production is operated by means of 68 fixed platforms (3 of these are manned) installed on the main fields, to which satellite fields are linked by underwater infrastructures. Production is carried by sealine to the mainland where it is input in the national gas network. The system is subject continuously to rigorous safety control, maintenance activities and production optimization.

Development Main development activities concerned: (i) maintenance and optimization of production, mainly at the Barbara, Anemone, Annalisa, Armida and Guendalina fields; (ii) start-up of the Bonaccia NW project and ongoing development activities at the Clara field; and (iii) launch of CLEAN SEA program (Continuous Long-term Environment Monitoring and Asset Integrity at Sea), a robotic system of environmental monitoring and inspection of offshore facilities.

Central Southern Apennines
Production Eni is the operator of the Val d’Agri concession (Eni’s interest 60.77%) in the Basilicata Region in Southern Italy. Production from the Monte Alpi, Monte Enoc and Cerro Falcone fields is treated by the Viggiano oil center.
On March 31, 2016, as part of an investigation commenced by the Italian Public Prosecutor of Potenza for alleged environmental crimes that is disclosed in the legal proceeding section in the Annual Report on Form 20-F 2015 (see page F-86), it was ordered the seizure of certain plants that are functional to the activity of hydrocarbons production, which has been shut down. The interruption is currently affecting a production of approximately

Contents

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60 kboe/d net to Eni. The value-in-use of the Val d’Agri CGU determined as part of the impairment review of 2015 significantly exceeds the CGU carrying amount, so to exclude that even under the worst-case production shutdown among the currently foreseeable scenarios a reduction of the CGU book value at the reporting date might occur.
Development The development plan is progressing in line with the commitments agreed with the Basilicata Region, particularly in 2015: (i) a new gas treatment unit realized, in order to improve production capacity of the treatment oil centre and the environmental performance; (ii) the Environmental Monitoring Plan is being implemented. This project represents a benchmark in terms of environmental protection. In addition, Eni implements best practices in environmental protection by means of the Action Plan for Biodiversity in Val d’Agri; and (iii) programs to support a cultural and social development, tourism as well as development of agricultural and food farming businesses.

Sicily
Production Eni operates 12 production concessions onshore and 3 offshore. The main fields are Gela, Ragusa, Tresauro, Giaurone, Fiumetto and Prezioso, which in 2015 accounted for approximately 11% of Eni’s production in Italy.
Following the Memorandum of Understanding for the Gela area, signed with the Ministry of Economic Development in November 2014, Eni started preparatory study on the Argo Cluster offshore development project.

Rest of Europe

Norway
Eni has been operating in Norway since 1965. Eni’s activities are performed in the Norwegian Sea, in the Norwegian section of the North Sea and in the Barents Sea, on a total developed and undeveloped acreage of 9,904 square kilometers (3,114 square kilometers net to Eni). Eni’s production in Norway amounted to 105 kboe/d in 2015.
Exploration and production activities in Norway are regulated by Production Licenses (PL). According to a PL, the holder is entitled to perform seismic surveys and drilling and production activities for a given number of years with possible extensions.

Norwegian Sea
Production Eni currently holds interests in 10 production areas. The principal producing fields are Åsgard (Eni’s interest 14.82%), Kristin (Eni’s interest 8.25%), Heidrun (Eni’s interest 5.17%), Mikkel (Eni’s interest 14.9%), Tyrihans (Eni’s interest 6.2%), Marulk (Eni operator with a 20% interest) and Morvin (Eni’s interest 30%) which in 2015 accounted for 74% of Eni’s production in Norway. The gas produced in the area is collected at the Åsgard facilities, carried by pipeline to the Karsto treatment plant and then delivered to the terminal in Germany. Liquids recovered in the area mainly through FPSO units are sold FOB.
Development The activity of the year concerned the start-up of: (i) the Asgard Subsea Compression project in order to optimize production from Mitgard (Eni’s interest 14.8%) and Mikkel fields; and (ii) the FSU at Heidrun field (Eni’s interest 5.2%).
Exploration Eni holds interests in 30 Prospecting Licenses ranging from 5% to 50%, 4 of these are operated.

Norwegian Section of the North Sea
Production Eni holds interests in 2 production licenses. The main producing field is Ekofisk (Eni’s interest 12.39%) in PL 018, which in 2015 produced approximately 24 kboe/d net to Eni and accounted for 23% of Eni’s production in Norway. Production from Ekofisk and satellites is carried by pipeline to the Teesside terminal in the United Kingdom for oil and to the Emden terminal in Germany for gas.
At the beginning of 2015, production start-up was achieved at the Eldfisk 2 field.
Development The activity of the year concerned the maintenance and optimization of the production at the Ekofisk field.
Exploration Eni holds interests in 7 Prospecting Licenses ranging from 12.39% to 45%, of which one as operator.
In 2015, Eni was awarded the PL 044C exploration license with a 13.12% interest.

Barents Sea
Eni holds interests in 16 prospecting licenses, 11 of these are operated. Barents Sea is a strategic area with a huge resource base, which will be developed in compliance with the tightest environmental and safety standards provided for the people and environment protection, considering the fragile ecosystem.
Production In March 2016, production start-up was achieved at the Goliat oilfield (Eni operator with a 65% interest) in the Barents Sea. Production plateau is expected at 65 kbbl/d net to Eni. The project includes a subsea system consisting of 22 wells, of which 12 are oil producers, 7 water injectors and 3 gas injectors, linked to the largest cylindrical FPSO in the world by subsea production and injection flowlines. The use of well-advanced technologies, electricity supply provided to the platform from the mainland and the re-injection of produced water and natural gas into reservoir as well as zero gas flaring during production activities will allow to minimize environmental impact.
The Goliat project is also equipped with a well-advanced emergency system for the management of oil spills, in terms of organization, equipment and technology advancement. The testing performed in 2015 confirmed that oil spill contingency

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response plan is in line with all the requirements of Norwegian Authorities. This result was achieved also thanks to the Costal Oil Spill Preparedness Improvement Program (COSPIP), launched by Eni jointly with other major oil companies and local and international research institutes.
Exploration In 2015, Eni was awarded the operatorship and a 40% interest in the PL 806 exploration license.

United Kingdom
Eni has been present in the United Kingdom since 1964. Eni’s activities are carried out in the British section of the North Sea and the Irish Sea, over a developed and undeveloped acreage of 2,442 square kilometers (1,905 square kilometers net to Eni). In 2015, Eni’s net production of oil and gas averaged 76 kboe/d.
Exploration and production activities in the United Kingdom are regulated by concession contracts.
Production Eni currently holds interests in 5 production areas of which the Liverpool Bay is operated by Eni with a 100% interest and Hewett Area is operated with an 89.3% interest. The other fields are Elgin/Franklin (Eni’s interest 21.87%), J-Block and Jasmine (Eni’s interest 33%), Jade (Eni’s interest 7%) and MacCulloch (Eni’s interest 40%), which in 2015 accounted for 59% of Eni’s production in the UK.
Eni started production of the Phase 2 at the West Franklin field (Eni’s interest 21.87%), following the completion of two productive wells.
Development Development activities concerned drilling activities for the completion of the development of Jasmine field.
Exploration Eni holds interests in 26 exploration blocks ranging from 7% to 100%, in 16 of these Eni is operator.
In 2015, Eni was awarded four exploration licenses in the Central North Sea, with interests ranging from 9.13% to 100%. In addition, Eni finalized the acquisition of three licenses in the Southern North Sea, with a 100% interest.

North Africa

Algeria
Eni has been present in Algeria since 1981. In 2015, Eni’s oil and gas production averaged 96 kboe/d. Developed and undeveloped acreage of Eni’s interests was 3,409 square kilometers (1,179 square kilometers net to Eni).
Operated activities are located in the Bir Rebaa desert, in the Central-Eastern area of the country: (i) blocks 403a/d (Eni’s interest from 65% to 100%); (ii) block Rom North (Eni’s interest 35%); (iii) blocks 401a/402a (Eni’s interest 55%); (iv) blocks 403 (Eni’s interest 50%); (v) block 405b (Eni’s interest 75%); and (vi) block 212 (Eni’s interest 22.38%) with discoveries already made. In addition, Eni holds interest in the non-operated block 404 and block 208 with a 12.25% stake.
Exploration and production activities in Algeria are regulated by Production Sharing Agreements (PSAs) and concession contracts.

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Blocks 403a/d and Rom Nord
Production Production comes mainly from the HBN and Rom and satellites fields and represented approximately 22% of Eni’s production in Algeria in 2015. Production from Rom and satellites (Zea, Zek and Rec) is treated at the Rom Central Production Facilities (CPF) and sent to the BRN treatment plant for final treatment, while production from the HBN field is treated at the HBNS oil center operated by the Groupment Berkine.
The activity of the year concerned infilling activities and production optimization in the area.
In 2015, Eni signed with relevant Authorities a five-year extension for the operated field Rom East (Eni’s interest 100%).

Blocks 401a/402a
Production Production comes mainly from the ROD/SFNE and satellite fields and accounted for approximately 14% of Eni’s production in Algeria in 2015. The activity of the year concerned the drilling of new wells and production optimization.

Block 403
Production The main fields are BRN, BRW and BRSW, which accounted for approximately 10% of Eni’s production in Algeria in 2015. Activities during the year concerned infilling wells and production optimization.

Block 404
Production The main fields are HBN and HBNS and satellites, which accounted for approximately 21% of Eni’s production in Algeria in 2015. Activities during the year concerned infilling wells and production optimization.

Block 405b
Production Production comes mainly from MLE-CAFC project and accounted for approximately 16% of Eni’s production in the Country.

The natural gas treatment plant has a production and export capacity of 320 mmcf/d of gas, 15 kbbl/d of oil and condensates and 12 kbbl/d of LPG. Four export pipelines link it to the national grid system.
Development Development and optimization activities progressed at the MLE-CAFC production fields, by means of construction and infilling activities as well as production optimization. The project includes an additional oil phase with a start-up expected in 2017, targeting a production plateau more than 30 kboe/d net to Eni.

Block 208
Production The El-Merk field is the main production project and accounted for approximately 18% of Eni’s production in Algeria in 2015. Production is treated by means of a gas treatment plant for approximately 600 mmcf/d and two oil trains for 65 kbbl/d each. Activities during the year concerned infilling wells and production optimization.

Egypt
Eni has been present in Egypt since 1954. In 2015, Eni’s share of production in this Country amounted to 189 kboe/d and accounted for approximately 11% of Eni’s total annual hydrocarbon production. Developed and undeveloped acreage in Egypt was 23,452 square kilometers (9,668 square kilometers net to Eni). Eni’s main producing liquid fields are located in the Gulf of Suez, primarily the Belayim field (Eni’s interest 100%), and in the Western Desert mainly the Melehia (Eni’s interest 76%) and the Ras Qattara (Eni’s interest 75%) concessions. Gas production mainly comes from the operated or participated concession of North Port Said (Eni’s interest 100%), El Temsah (Eni’s interest 50%), Baltim (Eni’s interest 50%) and Ras el Barr (Eni’s interest 50%, non operated), located offshore the Nile Delta. In 2015, production from these large concessions accounted for approximately 92% of Eni’s production in Egypt.
In March 2015, Eni and the Egyptian Ministry of Petroleum and Mineral Resources signed a framework agreement, which comprises a plan to invest up to $5 billion (at 100%) in the development of the Country’s oil and gas reserves over the next few years. The agreement also includes a revision of certain Eni’s ongoing oil contracts, with the economic effects retroactive to January 1, 2015. The agreement also comprises the identification of new measures to reduce overdue amounts of trade receivables relating to hydrocarbons supplies to Egyptian state-owned companies. In November 2015, as foreseen in the agreement, Eni signed three amendments for the concessions of Sinai 12 (Eni’s interest 100%) and Abu Madi (Eni’s interest 75%), North Port Said and Baltim, for the realization of projects to be implemented in the next years and to support the increasing energy needs of Egyptian local demand. In addition, Eni signed a new Concession Agreement for the Ashrafi area (Eni’s interest 25%). Certain planned activities are currently in the execution phase and one additional well in Baltim concession has already been put into production.
Exploration activities yielded positive results with the giant Zohr gas discovery, in the operated Shorouk license (Eni’s interest 100%) located in the deep offshore of Mediterranean Sea. This field is estimated to retain 30 trillion cubic feet of gas in place. The discovery could grant energy independence to the Country for many years to come. In February 2016, the Egyptian Ministry of Petroleum and Mineral Resources has approved to award to Eni the Zohr Development Lease that allows the start-up of the development program at the Zohr gas field. The first gas is expected at the end of 2017. In addition, appraisal activity yielded positive results with

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the Zohr 2X well, the first delineation well. The delineation campaign provides the drilling of three additional wells.
During the year, Concession Agreements were ratified for the following blocks: (i) the Southwest Melehia (Eni’s interest 100%) in the western desert; (ii) Karawan (Eni operator with a 50% interest) and North Leil (Eni’s interest 100%) in the deep offshore of Mediterranean Sea; (iii) North El Hammad (Eni operator with 37.5% interest) and North Ras El Esh (Eni’s interest 50%) in the offshore Nile Delta, which is still expected to be ratified by the Country’s Authorities.
Exploration and production activities in Egypt are regulated by Production Sharing Agreements.

Gulf of Suez
Production Production mainly comes from the Belayim field, Eni’s first large oil discovery in Egypt, which produced approximately 97 kbbl/d (64 kbbl/d net to Eni) in 2015.
Development Activities were performed in the Sinai 12 area by means of the drilling of the infilling wells in order to optimize the residual mineral potential recovery.
During the year, the Chemical Enhanced Oil Recovery pilot project was launched in order to optimize the recovery of the mineral potential of the Belayim field.
Exploration Exploration activity yielded positive results with the Sidri-18 oil well in the Abu Rudeis concession (Eni’s interest 100%).

Nile Delta
North Port Said
Production Production for the year amounted to approximately 25 kboe/d (approximately 18 kboe/d net to Eni), approximately 106 mmcf/d of natural gas and approximately 3 kbbl/d of condensates. Part of the production of this concession is supplied to the United Gas Derivatives Co (Eni’s interest 33.33%) with a treatment capacity of 1.3 bcf/d of natural gas and a yearly production of 380 ktonnes of propane, 305 ktonnes of LPG and 1.5 mmbbl of condensates.
Development Activities performed have aimed at supporting current gas production.

Baltim
Production In 2015, production amounted to approximately 40 kboe/d (approximately 12 kboe/d net to Eni); approximately 177 mmcf/d of natural gas and 5 kbbl/d of condensates.
Development Activities performed have aimed at supporting current gas production.

Ras el Barr
Production In 2015, the production amounted to approximately 83 kboe/d (approximately 25 kboe/d net to Eni), mainly gas from Ha’py, Akhen, Taurt and Seth fields.
Development During the year, sub-sea END Phase 3 project was started up.

El Temsah
Production This concession includes the Temsah, Denise, Tuna and DEKA fields. Production in 2015 amounted to approximately 115 kboe/d (approximately 32 kboe/d net to Eni); approximately 600 mmcf/d of natural gas and approximately 3 kbbl/d of condensates net to Eni.
Development Development activities concerned infilling activity in order to optimize the residual mineral potential recovery.

Exploration in the Nile Delta
Exploration activity yielded positive results with a gas discovery in the Nooros exploration prospect, located in the Abu Madi West license (Eni’s interest 75%). This field is estimated to retain approximately 530 billion cubic feet of gas in place with upside, and associated condensates. The discovery was put into production in two months time through a tie-in to the existing Abu Madi gas treatment plant. In February 2016, a new success exploration was achieved with the drilling of the Nidoco North 1X well. Production start-up is expected in the second quarter 2016 and will allow to achieve an overall production of 45 kboe/d in the area.

Western Desert
Production Other operated production activities are located in the Western Desert, in particular in the Melehia, Ras Qattara, West Abu Gharadig (Eni’s interest 45%) and West Razzak (Eni’s interest 100%) development permits containing mainly oil. Concessions in the Western Desert accounted for approximately 16% of Eni’s production in Egypt in 2015.
Development Development activities included infilling activities in order to optimize the mineral potential recovery factor, particularly in the Melehia concession.
Exploration Exploration activity yielded positive results with an oil and gas discovery with the Melehia West Deep well in the Melehia concession.

Libya
Eni started operations in Libya in 1959. Production activity is carried out in the Mediterranean Sea near Tripoli and in the

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Libyan Desert area, over a developed and undeveloped acreage of 26,635 square kilometers (13,294 square kilometers net to Eni). Exploration and development activities include six contract areas. Onshore contract areas are: (i) Area A consisting in the former concession 82 (Eni’s interest 50%); (ii) Area B, former concessions 100 (Bu Attifel field) and the NC 125 Block (Eni’s interest 50%); (iii) Area E with El Feel (Elephant) field (Eni’s interest 33.3%); and (iv) Area F with Block 118 (Eni’s interest 50%). Offshore contract areas are: (i) Area C with the Bouri oil field (Eni’s interest 50%); and (ii) Area D with Blocks NC 41 and NC 169 (onshore) that feed the Western Libyan Gas Project (Eni’s interest 50%).
In the exploration phase, Eni is operator of four onshore blocks in the Kufra area (186/1, 2, 3 & 4) and in the onshore contract Areas A, B and offshore Area D.
In recent years, Eni’s production levels in Libya were negatively impacted by an internal revolution and a change of regime in 2011, which led to a prolonged period of political and social instability characterized by acts of local conflict, social unrest, protests, strikes and other similar events. Those political development forced Eni to temporarily interrupt or reduce its producing activities, until the situation began to stabilize. In 2015, Eni’s facilities in Libya produced on average 365 kboe/d, returned to levels not seen from the outbreak of the civil war. In case of major unfavorable geopolitical developments in Libya including but not limited to, a resurgence of civil war, renewed internal tensions, civil disorder or any other outbreak of violence, we could be forced to shut down our operations and interrupt production.
Exploration and production activities in Libya are regulated by six Exploration and Production Sharing contracts (EPSA). The licenses of Eni’s assets in Libya expire in 2042 and 2047 for oil and gas properties, respectively.
In January 2015, Eni and the State company NOC signed an agreement that ensures during the 2015-2018 four-year period the sale of the associated gas to the production of the Bu Attifel oilfield in the contractual area B.
Development activities in the contractual area D concerned: (i) the linkage and the start-up of three infilling wells, in addition to the activity of production optimization at the Wafa field; and (ii) the start-up of the second development phase of the Bahr Essalam field by means of the start-up of drilling campaign and the award of EPC contract for the construction of linkage subsea facility to the onshore treatment plans.
Exploration activities near-field yielded positive results in the contractual area D, with gas and condensates discoveries: (i) in the offshore Bahr Essalam South exploration prospect, nearby to the Bahr Essalam production field; and (ii) in the offshore Bouri North exploration prospect, nearby to the Bouri production field. These discoveries confirm the high mineral potential of the natural gas resources still present in the Country.

Tunisia
Eni has been present in Tunisia since 1961. In 2015, Eni’s production amounted to 12 kboe/d. Eni’s activities are located mainly in the Southern Desert areas and in the Mediterranean offshore facing Hammamet, over a developed acreage of 3,600 square kilometers (1,558 square kilometers net to Eni).
Exploration and production in this country are regulated by concessions.
Production Production mainly comes from operated Maamoura and Baraka offshore blocks (Eni’s interest 49%) and the Adam (Eni operator with a 25% interest), Oued Zar (Eni operator with a 50% interest), Djebel Grouz (Eni operator with a 50% interest), MLD (Eni’s interest 50%) and El Borma (Eni’s interest 50%) onshore blocks.
Development Production optimization represents the main activity currently performed in the production concessions to mitigate the natural field production decline.

Sub-Saharan Africa

Angola
Eni has been present in Angola since 1980. In 2015, Eni’s production averaged 101 kboe/d. Eni’s activities are concentrated in the conventional and deep offshore, over a developed and undeveloped acreage of 21,296 square kilometers (4,404 square kilometers net to Eni). The main Eni’s asset in Angola is the Block 15/06 (Eni operator with a 36.84% interest) with the West Hub project, where production started up in 2014 and the East Hub development project is underway with start-up expected in 2017.
Eni participates in other producing blocks: (i) Block 0 in Cabinda (Eni’s interest 9.8%) north of the Angolan coast; (ii) Development Areas in the former Block 3 (Eni’s interest 12%) offshore the Congo Basin; (iii) Development Areas in the Block 14 (Eni’s interest 20%) in the deep offshore west of Block 0; (iv) the Lianzi Development Area in the Block 14K/A IMI (Eni’s interest 10%), where a unitization was implemented with the Congo-Brazaville area; and (v) Development Areas in the former Block 15 (Eni’s interest 20%) in the deep offshore of the Congo Basin.
Eni retains interests in other non-producing concessions,

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particularly the Block 35/11 (Eni operator with a 30% interest), Block 3/05-A (Eni’s interest 12%), onshore Cabinda North block (Eni’s interest 15%) and the Open Areas of Block 2 assigned to the Gas Project (Eni’s interest 20%).
In 2015, Eni and the State company Sonangol signed certain agreements aimed at strengthening strategic and operational partnership, which include: (i) the commitment to upgrade the current development plans for the Lobito refinery, owned by the Angolan national company, with Eni’s expertise and know-how in the downstream sector including the potential synergies deriving from existing refineries; and (ii) the commitment to progress the ongoing evaluation of the gas resources in the Lower Congo Basin, in the framework of a strategy aimed at guaranteeing accessible energy in the Country. Once these are developed, they will allow energy supply to the internal market, sustaining local economy and the agricultural projects, which ease the diversification of the Country’s economy.
Exploration and production activities in Angola are regulated by concessions and PSAs.

Block 0
Production Block 0 is divided into Areas A and B. In 2015, production from this block amounted to approximately 289 kbbl/d (approximately 28 kbbl/d net to Eni). Oil production from Area A, deriving mainly from the Takula, Malongo and Mafumeira fields amounted to approximately 17 kbbl/d net to Eni. Production of Area B derives mainly from the

Bomboco, Kokongo, Lomba, N’Dola, Nemba and Sanha fields, and amounted to approximately 11 kbbl/d net to Eni.
Development Development activities concerned: (i) the completion of flaring down activities at the Nemba field, with a reduction of gas flared of approximately 85%; and (ii) the Mafumeira project with production start-up expected at the end of 2016.
Infilling activities and near-field exploration are underway on the whole block in order to mitigate the natural field production decline.

Block 3
Production Block 3 is divided into three production offshore areas. Oil production is treated at the Palanca terminal and delivered to storage vessel unit and then exported. In 2015, production from this area amounted to approximately 49 kbbl/d (approximately 4 kbbl/d net to Eni).
Production start-up was achieved at the Gazela field with a production of approximately 3 kbbl/d.

Block 14
Production In 2015, Development Areas in Block 14 produced approximately 114 kbbl/d (approximately 16 kbbl/d net to Eni), accounting for approximately 14% of Eni’s production in the Country. It is one of the most fruitful areas in the West African offshore, recording 9 commercial discoveries to date. Its main fields are Kuito, Landana and Tombua as well as Benguela-Belize/Lobito-Tomboco. Associated gas of the area will be re-injected in the Nemba reservoir and later it will be delivered via a transport facility to the A-LNG liquefaction plant (see below).
Production start-up was achieved at the Lianzi project (Eni’s interest 10%), with the start-up of the first two wells which yielded approximately 25 kbbl/d by the end of the year. The start-up of an additional well in 2016 will allow to reach a production peak of approximately 35 kbbl/d.

Block 15
Production The block produced approximately 326 kbbl/d (approximately 37 kbbl/d net to Eni) in 2015. Production derives mainly from the Kizomba discovery area with: (i) the Hungo/Chocalho fields, started-up in 2004 as part of phase A of the global development plan of the Kizomba reserves; (ii) the Kissanje/Dikanza fields, started up in 2005, as part of Phase Kizomba B; (iii) satellites Kizomba Phase 1 project, started up in 2012, and Phase 2 project, started up in 2015. In 2015, the fields of Kizomba area produced approximately 289 kbbl/d (approximately 34 kbbl/d net to Eni). Other main fields in Block 15 are Mondo and Saxi/Batuque fields which produced approximately 37 kbbl/d (approximately 3 kbbl/d net to Eni) in 2015.
These fields are operated by FPSO units.

Block 15/06
The activities concerned to put in production approximately 450 mmbbl of reserves by means of the development of West Hub projects, sanctioned in 2010, and East Hub project, sanctioned in September 2013.
The West Hub Project, with start-up at the end of 2014, represents the first Eni-operated producing project in the Country. The development program plans to hook up the Block’s discoveries to the N’Goma FPSO in order to support production plateau. In April 2015, production start-up was achieved at the Cinguvu field, following the first oil of the Sangos field, and in January 2016, Eni started

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production from the M’Pungi field, with an overall production of approximately 25 kbbl/d net to Eni.
The East Hub project with start-up expected in 2017 will develop the reservoir in the north-eastern area by means of a development program similar to the West Hub.
Eni and Sonangol agreed a revision of certain contractual terms to support investments in the Block 15/06, where in January 2015, Eni obtained a three-year extension of the exploration period.

The LNG business in Angola
Eni holds a 13.6% interest of the Angola LNG consortium that manages a LNG plant, located in Soyo, with a processing capacity of approximately 1 bcf/d of natural gas, producing 5.2 mmtonnes/y of LNG and over 50 kbbl/d of condensates and LPG. The plant envisages the development of 10,594 bcf of gas in 30 years.

Congo
Eni has been present in Congo since 1968. In 2015, production averaged 103 kboe/d net to Eni. Eni’s activities are concentrated in the conventional and deep offshore facing Pointe-Noire and onshore over a developed and undeveloped acreage of 2,737 square kilometers (1,354 square kilometers net to Eni).
Exploration and production activities in Congo are regulated by Production Sharing Agreements.
Production Eni’s main operated oil producing interests are the Zatchi (Eni’s interest 56%), Loango (Eni’s interest 42.5%), Ikalou (Eni’s interest 100%), Djambala (Eni’s interest 50%), Foukanda and Mwafi (Eni’s interest 58%), Kitina (Eni’s interest 52%), Awa Paloukou (Eni’s interest 90%), M’Boundi (Eni’s interest 83%), Kouakouala (Eni’s interest 75%), Nené Marine (Eni 65%), Zingali and Loufika (Eni’s interest 100%) fields, with an overall production of approximately 75 kboe/d net to Eni. Other relevant not operated producing areas are a 35% interest in the Pointe Noire Grand Fond, PEX and Likouala permits with a production of approximately 28 kboe/d net to Eni.
Eni achieved production start-up of the Litchendjili field in the Marine XII block (Eni operator with a 65% interest) by means of the installation of a production platform, the construction of transport facilities and onshore treatment plant. Peak production is estimated at 14 kboe/d net to Eni and is expected in 2016. Natural gas production will feed the CEC power station (Eni’s interest 20%) while oil production start-up is expected with the next development wells.
Development Development activities progressed at the Nené Marine production field, started up in 2014, located in the Marine XII block, with the completion and start-up of two additional productive wells. In 2015, the final investment decision for the Phase 2 of Nené Marine was sanctioned and start-up is expected in the second half of 2016.
The Project Integreé Hinda (PIH) was completed in the year. The social project provides to support the living conditions in the M’Boundi area. In the five-year 2011-2015 period, this program provided to improve education, health, agriculture and access to water, with specific initiatives and in collaboration with local Authorities. The program involved approximately 25,000 people. Eni, with the support of the Earth Institute of the Columbia University launched a program to design a monitoring system to assess the effectiveness of the PIH project and to check its support to the development of the area.
The completion of the flaring down project of the M’Boundi field achieved a zero flaring target in the area, with a decrease of approximately 74 mmcf in daily volumes of gas flaring. In particular, the associated gas was fully valorized through: (i) a program of gas injection in order to optimize reserve recovery; (ii) a long-term supply contract to power plants in the area including the CEC power plant with a 300 MW generation capacity. In 2015, M’Boundi contractual supplies were approximately 14 kboe/d net to Eni. In addition, during the 2015, Eni and the local Authorities defined a frame cooperation agreement for the expansion of the CEC power plant, in order to promote the energy development in Congo and contribute to the Country’s growth.
Exploration Exploration activities yielded positive results in the Marine XII block with: (i) the Minsala N1 appraisal well, confirming the mineral potential of the Minsala discovery; and (ii) the Nkala Marine discovery with a mineral potential estimated in approximately 250-300 million boe. The exploration successes in the pre-salt sequences of the Marine XII block confirms Eni’s exploration technologies effectiveness. Eni estimates the resources in place of oil and gas to be approximately 5.8 billion boe.

Ghana
Eni has been present in Ghana since 2009 and currently is the operator of the Offshore Cape Three Points (Eni’s interest 47.22%) permits which is regulated by a concession agreement.
In March 2016, Eni was awarded the operatorship of the exploration license Cape Three Points Block 4 (Eni’s interest 42.47%), located in the offshore of the Country.
Development Activities were focused on the development of oil and gas reserves of the OCTP concession. In 2015, Eni defined and signed a Gas Sale Agreement with the Ghana Authorities, as well as other agreements related to the guarantees for the sale of natural gas from the OCTP project, sanctioned and approved by the Ministry of Petroleum in December 2014. The integrated oil and gas development plan provides to put into production the Sankofa, Sankofa East and Gye

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Nyame discoveries. The first oil is expected in 2017 and the first gas in 2018. Peak production is estimated at 40 kboe/d net to Eni in 2019.
In the year development activities concerned: (i) main contracts awarded for the realization of the FPSO and offshore facilities; and (ii) the start-up of the development activities with the drilling of 5 development wells.
In addition, during 2015, a Livelihood Restoration plan was defined to support local community.
Leveraging on Eni’s cooperation model, a project together with local stakeholders was defined to support local communities in the medium to long-term. Main undergoing activities are focused in the Western Region of the Country, where the ongoing Health Project will involve more than 300,000 people. In particular, the project includes: (i) the building of 8 clinics, 6 of which have already been completed; (ii) the renovation of 9 already existing clinics, 2 of which completed; (iii) the building and renovation of a maternity ward, in addition to the one already inaugurated in 2015; and (iv) five ambulances were delivered, while training programs for both medical and paramedical staff are being carried out, as well as further supply of medical equipment.

Mozambique
Eni has been present in Mozambique since 2006. Eni is operator with a 50% interest of Area 4 Block located in the offshore Rovuma Basin, which represents a new frontier in oil and gas industry thanks to extraordinary gas discoveries made during intense only three-year exploration campaign. To date, resource base reached 88 Tcf located in the different sections of the area.
In October 2015, Eni was awarded the operatorship of the exploration offshore Block A-5A (Eni’s interest 34%). The block is located in the deep offshore of Zambesi covering an area of approximately 5,000 square kilometers.
Development The Company is planning to develop as first target the Coral discovery and a portion of the Mamba straddling resources.
In November 2015, according to a Decree Law approved in December 2014, which defines the Rovuma Basin fiscal regime and the terms for the onshore liquefaction projects, all the concessionaries of Area 4 (operated by Eni) and Area 1 (operated by Anadarko) signed the Utilization and Unit Operating Agreement (UUOA). The agreement concerns the development of the Mamba and Prosperidade natural gas straddling reservoirs. In addition, the two operators jointly submitted to the Authorities the request for the allocation of the areas designated to the construction of the onshore liquefaction facilities.
The development plan of the first phase of the Mamba project includes construction of two onshore LNG trains with a combined capacity of 10 mmtonnes/y and the drilling of 16 subsea wells, with start-up in 2022. Eni expects to produce up to 12 Tcf of gas according to its independent industrial plan, coordinated with the operator of Area 1. The FID is expected in 2017.
In February 2016, the local Authorities approved the first stage of the development plan of the Coral discovery. The project plans to put into production 5 Tcf of gas and includes the construction of a floating unit for the treatment, liquefaction and storage of natural gas (Floating LNG-FLNG) with a capacity of 3.4 mmtonnes/y fed by 6 subsea wells. Start-up is expected in 2021. In September 2015, the project also received the Environmental License by means of a process of environmental and social assessment that involved local communities and national authorities. The EPCIC contracts award recommendation for the construction, installation and commissioning of the FLNG and supply of subsea equipment and drilling rig have been issued. Furthermore, the long-term LNG sale contract have been finalized. The

FID is expected in 2016, after approval of all contracts and commercial agreements by Mozambique authorities and JV partners.
Leveraging on Eni’s cooperation model, a medium-long term program was defined to support local communities also involving all local stakeholders as integrated part of the development activity. The guidelines of the program include projects to develop the socio-economic conditions of local communities and respect for biodiversity. In particular, during 2015, certain projects were completed, such as: (i) Water Wells Project, aimed to improve access to water in the Palma area, by means of the water management system which includes the constitution of committees for local management in order to guarantee the sustainability of the initiatives in the long- term; (ii) educational programs including primary and secondary school as well as professional training; (iii) power supply to the primary school in the Pemba area to support literacy; and (iv) the renovation of certain hospital departments in Pemba area and specific training initiatives dedicated to doctors, nurses and hospital technicians.

Nigeria
Eni has been present in Nigeria since 1962. In 2015, Eni’s oil and gas production amounted to 137 kboe/d over a developed and undeveloped acreage of 32,015 square kilometers (7,432 square kilometers net to Eni) located mainly in the onshore and offshore of the Niger Delta.
In the development/production phase Eni operates onshore Oil Mining Leases (OML) 60, 61, 62 and 63 (Eni’s interest 20%) and offshore OML 125 (Eni’s interest 85%) and OPL 245 (Eni’s interest 50%), holding interests in OML 118 (Eni’s interest 12.5%) and in OML 119 and 116 Service Contracts. As partners of SPDC JV, the largest joint venture in the country, Eni also holds a 5% interest in 19 onshore blocks and in 1 conventional offshore block and with a 12.86% in 2 conventional offshore blocks.
In the exploration phase Eni operates offshore OML 134 (Eni’s interest 85%), OPL 2009 (Eni’s interest 49%); and onshore OPL 282 (Eni’s interest 90%) and OPL 135 (Eni’s interest 48%). Eni also holds a 12.5% interest in OML 135.
During the year, programs progressed to support the local community, with main activities in the construction of public infrastructure, education services, enhancing of health services, expanding the access to energy for local area, as well as training programs to promote the economic development, in particular in the agricultural sector.
Exploration and production activities in Nigeria are regulated mainly by Production Sharing Agreements and concession contracts as well as service contracts, in two blocks, where Eni acts as contractor for state-owned company.

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Blocks OMLs 60, 61, 62 and 63
Production Onshore four licenses produced approximately 58 kboe/d and accounted for over 40% of Eni’s production in Nigeria in 2015. Liquid and gas production is supported by the NGL plant at Obiafu-Obrikom with a treatment capacity of approximately 1 bcf/d and by the oil tanker terminal at Brass with a storage capacity of approximately 3.5 mmbbl. A large portion of the gas reserves of these four OMLs is destined to supply the Bonny Island liquefaction plant (see below). Another portion of gas production is employed in firing the combined cycle power plant at Kwale-Okpai with a 480 MW generation capacity. In 2015, supplies to this power station were an overall amount of approximately 70 mmcf/d, corresponding to approximately 12 kboe/d (approximately 3 kboe/d net to Eni).
Development Development activities progressed with: (i) the programs to reduce gas flared and to monetize associated gas at the flow stations of Kwale/Oshi and Ebocha oil centre. In 2015, the volumes of flared gas decreased by approximately 85%; and (ii) the water management project by means of the construction of collection, treatment and re-injection facilities. In 2015, the first treatment hub was completed, through the construction of facilities with the overall capacity of 60 kbbl/d.

Block OML 118
Production The Bonga oil field produced approximately 19 kboe/d net to Eni in 2015. Production is supported by an FPSO unit with a

225 kboe/d treatment capacity and a 2 mmboe storage capacity. Associated gas is carried to a collection platform on the EA field and, from there, is delivered to the Bonny liquefaction plant.
During the year, production start-up was achieved at the Bonga NW project, by means of the linkage of additional productive and infilling wells to the existing FPSO.

Block OML 125
Production Production derived mainly from the Abo field which yielded approximately 22 kboe/d net to Eni in 2015. Production is supported by an FPSO unit with a 45 kboe/d capacity and an 800 kboe storage capacity.
Eni completed activities and achieved production start-ups at the Abo project Phase 3, by means of the linkage of two additional production wells to the existing production facilities in the area.

SPDC Joint Venture (NASE)
In 2015, production from the SPDC JV accounted for approximately 20% of Eni’s production in Nigeria (approximately 32 kboe/d).
Development activities concerned: (i) the OML 28 block (Eni’s interest 5%), where the drilling campaign progressed within the integrated project in the Gbara-Ubie area, aimed to supply natural gas to the Bonny liquefaction plant (Eni’s interest 10.4%) with start-up expected in 2016; and (ii) the OML 43 block (Eni’s interest 5%), where the development plan of the Forkados-Yokri field provides the drilling of

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24 producing wells, the upgrading of existing flowstations and the construction of transport facilities. Start-up is expected in 2016.

The LNG business in Nigeria
Eni holds a 10.4% interest in the Nigeria LNG Ltd joint venture, which runs the Bonny liquefaction plant located in the Eastern Niger Delta. The plant is operational, with a treatment capacity of approximately 1,236 bcf/y of feed gas corresponding to a production of 22 mmtonnes/y of LNG on six trains. The seventh unit is being engineered as it is in the planning phase. When fully operational, total capacity will amount to approximately 30 mmtonnes/y of LNG, corresponding to a feedstock of approximately 1,624 bcf/y. Natural gas supplies to the plant are currently provided under gas supply agreements with an expiring date in eighteen years from the SPDC JV and the NAOC JV, the latter operating the OMLs 60, 61, 62 and 63 blocks with an average amount of approximately 2,825 mmcf/d for the next four years (approximately 268 mmcf/d net to Eni corresponding to approximately 48 kboe/d). LNG production is sold under long-term contracts and exported to the United States, Asian and European markets by the Bonny Gas Transport fleet, wholly owned by Nigeria LNG Co. During 2015, six new vessels were launched.

Kazakhstan

Eni has been present in Kazakhstan since 1992. Eni is co-operator of the Karachaganak field and partner in the North Caspian Sea Production Sharing Agreement (NCSPSA).

In June 2015, Eni and KazMunayGas (KMG) signed an agreement on the transfer to Eni of the 50% stake for exploration and production activities in the Isatay block located in the Kazakh sector of the Caspian Sea. The transfer is expected to be finalized after all necessary approvals required by law. The Isatay block is estimated to have significant potential oil resources and will be operated by a joint operating company established by KMG and Eni on a 50/50 basis. In addition, after the finalization of the FEED, the activities related to the contracts’ award for the construction of a shipyard in Kuryk started, as provided by the agreements signed in 2014.

Kashagan
Eni holds a 16.81% working interest in the North Caspian Sea Production Sharing Agreement (NCSPSA). The NCSPSA defines terms and conditions for the exploration and development of the giant Kashagan field, which was discovered in the Northern section of the contractual area in the year 2000 over an undeveloped area extending for 4,600 square kilometers. The NCSPSA expires at the end of 2041.
On June 13, 2015, the Consortium completed a new setup of the operating model to execute the development of the project, targeting to streamline decision-making process, to increase efficiency in operations and to reduce costs. This new operating model provides that the company NCOC NV, participated by the seven partners of the Consortium, acts as the sole operator of all exploration, development and production activities at the Kashagan field.
In December 2015, the Authority of the Republic of Kazakhstan approved the Amendment 5 to the development plan and budget for the Phase 1 of the Kashagan project (the so-called "Experimental Program") which defines the update to the project schedule and budget and the activities for the replacement of the damaged pipelines which forced the Consortium to shut down the production at the Kashagan field soon after the start-up in September 2013.
During the year, the activities progressed to replace the damaged pipelines and the Consortium expects to complete the installation works in the second half of 2016 with production re-start by the end of 2016. The production capacity of 370 kbbl/d planned for the Phase 1 is expected to be achieved during 2017.
Within the agreements with local Authorities, Eni has been conducting training program for Kazakh resources in the oil&gas sector, in addition to the realization of infrastructures with social purpose.

Karachaganak
Located onshore in West Kazakhstan, Karachaganak (Eni’s interest 29.25%) is a liquid, gas and condensate giant field. Operations are conducted by the Karachaganak Petroleum Operating Consortium (KPO) and are regulated by a PSA lasting 40 years, until 2037. Eni and British Gas are co-operators of the venture.
In June 2015, the Gas Sales Agreement for the Karachaganak field (Eni 29.25%) was extended until 2038. The agreement provides the supply of currently produced gas volumes to the Orenburg treatment plant, including additional new development projects to support the current liquids and gas production.
Production In 2015, production of the Karachaganak field averaged 239 kbbl/d of liquids (56 net to Eni) and 924 mmcf/d of natural gas (218 net to Eni). This field is developed by producing liquids from the deeper layers of the reservoir. The gas is marketed (about 48%) at the Russian gas plant in Orenburg and the remaining volumes is utilized for re-injecting in the higher layers and the production

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of fuel gas. Approximately 93% of liquid production are stabilized at the Karachaganak Processing Complex (KPC) with a capacity of approximately 250 kbbl/d and exported to Western markets through the Caspian Pipeline Consortium (Eni’s interest 2%) and the Atyrau-Samara pipeline. The remaining volumes of non-stabilized liquid production (approximately 16 kbbl/d) are marketed at the Russian terminal in Orenburg.
Development The Karachaganak Expansion Project is currently under study. The project targets to install, in stages, the gas treatment plants and re-injection facilities to support liquids’ production profile. The development plan is currently in the phase of technical and marketing definition of its first development phase, aimed to increase the capacity of gas re-injection. Eni continues its commitment to support local communities in the nearby area of Karachaganak field. In particular, activities focused on: (i) the professional training; and (ii) the construction of kindergartens, maintenance of hospitals and roads, building of heating plants and sport centers.
Moreover, following the re-definition of the Sanitary Protection Zone (SPZ) associated to the ongoing development projects, in 2015, according to the international standards and best practices, a project of relocation of the inhabitants from Berezovka and Bestau villages started.
Eni continues to conduct monitoring activities on biodiversity and ecosystems in the nearby of the production areas.

Rest of Asia

Indonesia
Eni has been present in Indonesia since 2001. In 2015, Eni’s production mainly composed of gas, amounted to 17 kboe/d. Activities are concentrated in the Eastern offshore and onshore of East Kalimantan, offshore Sumatra, and offshore and onshore of West Timor and West Papua, over a developed and undeveloped acreage of 34,633 square kilometers (25,124 square kilometers net to Eni); in total, Eni holds interests in 14 blocks.
Exploration and production activities in Indonesia are regulated by PSAs.
Production Production consists mainly of gas and derives from the Sanga Sanga permit (Eni’s interest 37.8%) with seven production fields. This gas is treated at the Bontang liquefaction plant, one of the largest in the world. Liquefied gas is exported to the Japanese, South Korean and Taiwanese markets.
Development The ongoing development activities that will ensure gas supplies to the Bontang liquefaction plant include: (i) the Jangkrik project (Eni operator with a 55% interest) in the Kalimantan offshore. This project provides for the drilling of production wells linked to a Floating Production Unit for gas and condensate treatment, as well as the construction of transportation facilities. Start-up is expected in 2017; and (ii) the Bangka project (Eni’s interest 20%) in the eastern Kalimantan, with start-up expected in 2016.
In June 2015, Eni and its partners of the Jangkrik project signed two agreements with PT Pertamina for the purchase and sale of 1.4 million tons/year of LNG starting from 2017.
Other initiatives have been carried out in the field of environmental protection, health care and educational system to support local communities located in the operated areas of the eastern Kalimantan, Papua and North Sumatra.
Exploration Evaluation activities following the Merakes gas discovery in the deep offshore of the East Sepinngan block (Eni operator with an 85% interest), allowed to increase significantly the estimates of gas reserves in place

Iran
Eni’s activities in the Country regarded the recovery of its past costs incurred for the development of oil projects and currently handed over to local partners. Eni does not believe that its activities violate any applicable law also including the latest agreement between Iran and Western countries that led to the partial removal of sanctions.

Iraq
Eni has been present in Iraq since 2009 and is performing development activities over a developed acreage of 1,074 square kilometres (446 square kilometres net to Eni).
Development and production activities in Iraq are regulated by Technical Service Contract.
Production Production comes from Zubair oil field (Eni’s interest 41.6%) with a production of 40 kbbl/d net to Eni in 2015.
At the beginning of March 2016, three new generation plants for the oil, gas and water treatment (Initial Production Facilities - IPF) started. Those plants together with existing restructured and modernized facilities increased oil and natural gas treatment capacity of Zubair field to approximately 650 kbbl/d and will ensure the maximization of the associated gas utilization. In addition, these new facilities have also a water re-injection capacity of approximately 300 kbbl/d that will boost the Zubair’s hydrocarbons production.
Development The first stage of the development activities (Rehabilitation Plan) of Zubair field was substantially completed.
The project includes an additional development phase (Enhanced Redevelopment Plan), started in 2014, to achieve a production plateau of 850 kbbl/d.
In September 2015, Occidental of Iraq LLC, a partner of Eni Iraq BV in Zubair project, announced to exit the Zubair project, and in December 2015 SOC, the Iraqi state oil company, expressed its decision to take the place of the Occidental of Iraq LLC as a part of the project. Negotiations are underway between the parties involved.
Supporting programs for the local community progressed with main activities in the education field, by means of renovation of school buildings and projects aimed to support teaching initiatives.

Pakistan
Eni has been present in Pakistan since 2000. In 2015, Eni’s production mainly composed of gas amounted to 41 kboe/d, over a developed and undeveloped acreage of 21,876 square kilometers (8,810 square kilometers net to Eni).
Exploration and production activities in Pakistan are regulated by concessions (onshore) and PSAs (offshore).
Production Eni’s main permits in the country are Bhit/Bhadra (Eni operator with a 40% interest), Sawan (Eni’s interest 23.68%) and Zamzama (Eni’s interest 17.75%), which in 2015 accounted for 75% of Eni’s production in Pakistan.
Development Production optimization through infilling activities represents the main activity currently performed in the above listed fields to mitigate the natural field production decline.

Turkmenistan
Eni started its activities in Turkmenistan with the purchase of the British company Burren Energy plc in 2008. Activities are focused on the onshore Nebit Dag Area in the Western part of the country,

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over a developed acreage of 200 square kilometers (180 square kilometers net to Eni) in four areas. In 2015, Eni’s production averaged 11 kboe/d.
Exploration and production activities are regulated by PSAs.
Production Production derives mainly from the Burun oil field. Oil production is shipped to the Turkmenbashi refinery plant. Eni receives, by means of a swap arrangement with the Turkmen Authorities, an equivalent amount of oil at the Okarem terminal, close to the South coast of the Caspian Sea. Eni’s entitlement is sold FOB. Associated natural gas is used for own consumption and gas lift system. The remaining amount is delivered to the national oil company Turkmenneft, via national grid.
Development Development activities include: (i) a program to mitigate the natural field production decline; and (ii) projects in order to improve safety, efficiency and environment performance.

Americas

Ecuador
Eni has been present in Ecuador since 1988. Operations are performed in Block 10 (Eni’s interest 100%) located in the Oriente Basin, in the Amazon forest, over a developed acreage of 1,985 square kilometers net to Eni. In 2015, Eni’s production averaged 11 kbbl/d.
Exploration and production activities in Ecuador are regulated by a service contract that expires in 2033, following a ten-year extension signed in December 2015.
Production Production deriving from the Villano field, started in 1999, is processed by a Central Production Facility and transported to the Pacific Coast through a pipeline network.
Development Preliminary activities started up at the Villano Phase VI and Oglan projects.
Maintenance activities and facilities upgrading progressed to support high safety standard and efficiency levels.

Trinidad and Tobago
Eni has been present in Trinidad and Tobago since 1970. In 2015, Eni’s production averaged 70 mmcf/d (equal to 13 kboe/d). Activity is concentrated offshore North of Trinidad over a developed acreage of 382 square kilometers (66 square kilometers net to Eni).
Exploration and production activities in Trinidad and Tobago are regulated by PSAs.
Production Production is provided by the Chaconia, Ixora, Hibiscus, Ponsettia, Bougainvillea and Heliconia gas fields, locate in the North Coast Marine Area 1 block (Eni’s interest 17.3%). Production is supported by two fixed platforms linked to the Hibiscus processing facility. Natural gas is used to feed trains 2, 3 and 4 of the Atlantic LNG liquefaction plant on Trinidad’s coast and it is sold under long-term contracts with prices linked to the United States, as well as alternative destinations markets.

United States
Eni has been present in the United States since 1968. Activities are performed in the Gulf of Mexico, Alaska and in Texas onshore, over a developed and undeveloped acreage of 3,918 square kilometers (2,118 square kilometers). In 2015, Eni’s oil and gas production was 98 kboe/d.
Exploration and production activities in the United States are regulated by concessions.

Gulf of Mexico
Eni holds interests in 128 exploration and production blocks in the shallow and deep offshore of the Gulf of Mexico, of which 73 are operated by Eni.
As part of Eni’s portfolio rationalization process, the sale of certain minor assets in the Gulf of Mexico was finalized.
Production The main operated fields are Allegheny and Appaloosa (Eni’s interest 100%), Pegasus (Eni’s interest 85%), Longhorn, Devils Towers and Triton (Eni’s interest 75%). Eni also holds interests in Europa (Eni’s interest 32%), Medusa (Eni’s interest 25%), Thunder Hawk (Eni’s interest 25%) and Frontrunner (Eni’s interest 37.5%) fields.
During the year, production start-ups were achieved in the Gulf of Mexico at: (i) the Hadrian South field (Eni’s interest 30%), with an estimated daily production of approximately 300 million cubic feet of gas and 2,250 barrels of liquids (about 16 kboe/d net to Eni); and (ii) the Lucius field (Eni’s interest 8.5%), with an estimated production of approximately 7 kboe/d net to Eni.
At the beginning of 2016 production start-up was achieved at the Heidelberg project (Eni’s interest 12.5%) in the deepwater Gulf of Mexico. Production plateau is expected to reach approximately 9 kboe/d net to Eni. Planned development activities progressed.
Development Development activities concerned the drilling activities at the operated Devil’s Tower field as well as at non-operated fields Medusa (Eni’s interest 25%), K2 (Eni’s interest 13.39%) and St. Malo (Eni’s interest 1.25%).

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Texas
Production Production comes from the Alliance area (Eni’s interest 27.5%), in the Fort Worth basin. This asset was acquired following an agreement with Quicksilver for unconventional gas reserves (shale gas). In 2015, Eni’s production amounted to more than 6 kboe/d.
Exploration Exploration activities yielded positive results with the Puckett Trust 1H well, within the agreement signed with Quicksilver Resources for joint evaluation, exploration and development of unconventional oil reservoirs (shale oil) in the southern part of the Delaware Basin, in West Texas. The discovery has already been connected to the existing production facilities.

Alaska
Eni holds interests in 61 exploration and development blocks in Alaska, with interests ranging from 30 to 100%; Eni is the operator in 40 of these blocks.
Production The main fields are Nikaitchuq (Eni operator with a 100% interest) and Oooguruk (Eni’s interest 30%) with an overall production of 25 kbbl/d net to Eni in 2015.
Development Drilling activities progressed at the Nikaitchuq and Oooguruk fields.
Leveraging on Eni’s model for sustainable development, during the year an updating of the Action Plan for Biodiversity and Ecosystem Services in the Nikaitchuq field area continued.

Venezuela
Eni has been present in Venezuela since 1998. In 2015, Eni’s production averaged 25 kboe/d. Activity is concentrated in the offshore Gulf of Venezuela and Gulf of Paria as well as onshore in the Orinoco Oil Belt, over a developed and undeveloped acreage of 2,804 square kilometers (1,066 square kilometers net to Eni).
Exploration and production of oil fields are regulated by the terms of the so-called Empresa Mixta. Under the new legal framework, only a company incorporated under the law of Venezuela is entitled to conduct petroleum operations. A stake of at least 60% in the capital of such company is held by an affiliate of the Venezuela state oil company, PDVSA, preferably Corporación Venezuelana de Petróleo (CVP).
Production Eni’s production comes from the Corocoro field (Eni’s interest 26%), in the Gulfo de Paria, and the Junin 5 field (Eni’s interest 40%), located in the Orinoco Oil Belt which contains 35 bbbl of certified heavy oil in place.
In addition, in July 2015, production started at the gas giant Perla field, located in the Cardon IV block (Eni’s interest 50%) in the Gulf of Venezuela. The gas will be mainly used by PDVSA for the domestic market, under the Gas Sales Agreement running until 2036. The development of Perla has been planned in three phases with 21 wells and the installation of four offshore platforms linked via sealine to an onshore treatment plant. The production level at the year-end was approximately 500 mmcf/d at 100%. The second phase will ensure production ramp-up at approximately 800 mmcf/d. The development plan targets a long-term production plateau of approximately 1,200 mmcf/d through a third phase of development.

Development Drilling activities progressed at the Junin 5 oilfield. Possible optimization of development program is currently under evaluation.
Exploration Eni is also participating with a 19.5% interest in Petrolera Guiria for oil exploration and with a 40% interest in Punta Pescador and Gulfo de Paria Ovest for gas exploration, both located offshore in the eastern Venezuela.

Australia and Oceania

Australia
Eni has been present in Australia since 2001. In 2015, Eni’s production of oil and natural gas averaged 26 kboe/d. Activities are focused on conventional and deep offshore fields, over a developed and undeveloped acreage of 22,819 square kilometers (16,333 square kilometers net to Eni).
The main production blocks in which Eni holds interests are WA-33-L (Eni’s interest 100%), JPDA 03-13 (Eni’s interest 10.99%) and JPDA 06-105 (Eni operator with a 40% interest). In the appraisal and development phase, Eni holds interests in NT/P68 (Eni’s interest 100%) and NT/RL7 (Eni’s interest 32.5%). In addition, Eni holds interest in 6 exploration licenses, of which 1 in the JPDA.
Exploration and production activities in Australia are regulated by concession agreements, whereas in the cooperation zone between Timor Leste and Australia (Joint Petroleum Development Area - JPDA) they are regulated by PSAs.

Block JPDA 03-13
Production The liquids and gas Bayu Undan field started-up in 2004 and produced 149 kboe/d (approximately 13 kboe/d net to Eni) in 2015. Liquid production is supported by three treatment platforms and an FSO unit. Production of natural gas is carried by a 500-kilometer long pipeline and is treated at the Darwin liquefaction plant which has a capacity of 3.6 mmtonnes/y of LNG (equivalent to approximately 177 bcf/y of feed gas). LNG is sold to Japanese power generation companies under long-term contracts.
The phase 3 of the Bayu Undan field was completed in order to increase liquids production and to sustain LNG production.

Block JPDA 06-105
Production The Kitan oil field started up in 2011 and amounted to 5 kbbl/d in 2015 (approximately 2 kbbl/d net to Eni). The exploitation of this field was concluded in December 2015.

Block WA-33-L
Production The Blacktip gas field started-up in 2009 and produced approximately 22 bcf/y in 2014 (approximately 11 kboe/d). The project is supported by a production platform and carried by a 108-kilometer long pipeline to an onshore treatment plant with a capacity of 42 bcf/y. Natural gas extracted from this field is sold under a 25-year contract to supply a power plant, signed with Australian society Power & Water Utility Co.

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Estimated net proved hydrocarbons reserves by geographic area	(mmboe)
(at December 31)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Net proved hydrocarbons reserves	499	557	1,802	1,230	1,035	270	966	176	6,535
Consolidated subsidiaries	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities			19	75		7	726		827
Developed	408	343	1,022	701	566	93	171	123	3,427
Consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
Equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
Consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
Equity-accounted entities				75		4	708		787
2014
Net proved hydrocarbons reserves	503	544	1,756	1,320	1,069	290	960	160	6,602
Consolidated subsidiaries	503	544	1,740	1,239	1,069	285	232	160	5,772
Equity-accounted entities			16	81		5	728		830
Developed	401	335	919	725	589	115	214	135	3,433
Consolidated subsidiaries	401	335	904	702	589	112	188	135	3,366
Equity-accounted entities			15	23		3	26		67
Undeveloped	102	209	837	595	480	175	746	25	3,169
Consolidated subsidiaries	102	209	836	537	480	173	44	25	2,406
Equity-accounted entities			1	58		2	702		763
2015
Net proved hydrocarbons reserves	465	495	1,708	1,369	1,198	426	1,079	150	6,890
Consolidated subsidiaries	465	495	1,694	1,282	1,198	422	269	150	5,975
Equity-accounted entities			14	87		4	810		915
Developed	362	404	1,024	786	689	161	482	115	4,023
Consolidated subsidiaries	362	404	1,010	764	689	159	217	115	3,720
Equity-accounted entities			14	22		2	265		303
Undeveloped	103	91	684	583	509	265	597	35	2,867
Consolidated subsidiaries	103	91	684	518	509	263	52	35	2,255
Equity-accounted entities				65		2	545		612

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Estimated net proved liquids reserves by geographic area	(mmbbl)
(at December 31)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Net proved liquids reserves	220	330	846	738	679	129	263	22	3,227
Consolidated subsidiaries	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities			16	15		1	116		148
Developed	177	179	577	465	295	38	115	20	1,866
Consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
Equity-accounted entities			316				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
Consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
Equity-accounted entities				15		1	97		113
2014
Net proved liquids reserves	243	331	790	756	697	132	264	13	3,226
Consolidated subsidiaries	243	331	776	739	697	131	147	13	3,077
Equity-accounted entities			14	17		1	117		149
Developed	184	174	534	477	306	64	142	12	1,893
Consolidated subsidiaries	184	174	521	470	306	64	116	12	1,847
Equity-accounted entities			13	7			26		46
Undeveloped	59	157	256	279	391	68	122	1	1,333
Consolidated subsidiaries	59	157	255	269	391	67	31	1	1,230
Equity-accounted entities			1	10		1	91		103
2015
Net proved liquids reserves	228	305	834	803	771	262	347	9	3,559
Consolidated subsidiaries	228	305	821	787	771	262	189	9	3,372
Equity-accounted entities			13	16			158		187
Developed	171	237	555	517	355	126	178	9	2,148
Consolidated subsidiaries	171	237	542	511	355	126	149	9	2,100
Equity-accounted entities			13	6			29		48
Undeveloped	57	68	279	286	416	136	169		1,411
Consolidated subsidiaries	57	68	279	276	416	136	40		1,272
Equity-accounted entities				10			129		139

Contents

Eni Fact Book
Exploration & Production

Estimated net proved natural gas reserves by geographic area	(bcf)
(at December 31)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Net proved natural gas reserves	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Consolidated subsidiaries	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities			15	330		28	3,353		3,726
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
Consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
Equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
Consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
Equity-accounted entities				330		14	3,348		3,692
2014
Net proved natural gas reserves	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
Consolidated subsidiaries	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
Equity-accounted entities			15	351		18	3,353		3,737
Developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
Consolidated subsidiaries	1,192	887	2,110	1,271	1,553	261	393	675	8,342
Equity-accounted entities			15	89		10	6		120
Undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083
Consolidated subsidiaries	240	284	3,181	1,473	496	585	75	132	6,466
Equity-accounted entities				262		8	3,347		3,617
2015
Net proved natural gas reserves	1,304	1,044	4,811	3,101	2,354	890	4,020	771	18.295
Consolidated subsidiaries	1,304	1,044	4,798	2,714	2,354	878	439	771	14,302
Equity-accounted entities			13	387		12	3,581		3,993
Developed	1,051	919	2,579	1,475	1,830	194	1,668	585	10,301
Consolidated subsidiaries	1,051	919	2,566	1,390	1,830	185	373	585	8,899
Equity-accounted entities			13	85		9	1,295		1,402
Undeveloped	253	125	2,232	1,626	524	696	2,352	186	7,994
Consolidated subsidiaries	253	125	2,232	1,324	524	693	2,286	186	5,403
Equity-accounted entities				302		3	66		2,591

Contents

Eni Fact Book
Exploration & Production

Production of oil and natural gas by Country (a)	(kboe/d)	2013	2014	2015

Italy	186	179	169
Rest of Europe	155	190	185
Croatia	8	7	4
Norway	106	112	105
United Kingdom	41	71	76
North Africa	556	567	662
Algeria	88	109	96
Egypt	227	206	189
Libya	228	239	365
Tunisia	13	13	12
Sub-Saharan Africa	332	325	341
Angola	87	84	101
Congo	120	106	103
Nigeria	125	135	137
Kazakhstan	100	88	95
Rest of Asia	144	98	135
China	8	4	3
India	1	1	1
Indonesia	16	16	17
Iran	4	1	22
Iraq	22	21	40
Pakistan	52	45	41
Russia	31
Turkmenistan	10	10	11
Americas	116	125	147
Ecuador	13	12	11
Trinidad & Tobago	11	11	13
United States	82	92	98
Venezuela	10	10	25
Australia and Oceania	30	26	26
Australia	30	26	26
Total outside Italy	1,433	1,419	1,591
	1,619	1,598	1,760

of which equity-accounted entities	54	22	34
Angola	3	2
Indonesia	5	5	5
Russia	31
Tunisia	5	5	4
Venezuela	10	10	25

Oil and natural gas production sold	2013	2014	2015

Oil and natural gas production	(mmboe)	591.0	583.1	642.4
Change in inventories other		(5.7)	(4.2)	(1.9)
Own consumption of gas		(30.0)	(29.4)	(26.4)
Oil and natural gas production sold (b)		555.3	549.5	614.1
Oil	(mmbbl)	299.54	299.78	330.12
- of which to mid-downstream sectors		178.83	184.74	201.92
Natural gas	(bcf)	1,405	1,371	1,560
- of which to G&P		385	371	394

(a) Includes volumes of gas consumed in operations (397, 442 and 451 mmcf/d, in 2015, 2014 and 2013, respectively).
(b) Includes 11.4 mmboe of equity-accounted entities production sold in 2015 (6.1 and 17.1 mmboe in 2014 and 2013, respectively).

Contents

Eni Fact Book
Exploration & Production

Liquids production by Country	(kbbl/d)	2013	2014	2015

Italy	71	73	69
Rest of Europe	77	93	85
Norway	60	62	57
United Kingdom	17	31	28
North Africa	252	252	272
Algeria	73	83	79
Egypt	93	88	96
Libya	76	73	89
Tunisia	10	8	8
Sub-Saharan Africa	242	231	256
Angola	79	75	96
Congo	90	80	78
Nigeria	73	76	82
Kazakhstan	61	52	56
Rest of Asia	49	37	78
China	7	4	3
Indonesia	2	2	3
Iran	4	1	22
Iraq	22	21	40
Russia	5
Turkmenistan	9	9	10
Americas	71	84	87
Ecuador	13	12	11
United States	48	62	64
Venezuela	10	10	12
Australia and Oceania	10	6	5
Australia	10	6	5
Total outside Italy	762	755	839
	833	828	908

of which equity-accounted entities	20	15	17
Indonesia	1	1	1
Russia	5
Tunisia	4	4	4
Venezuela	10	10	12

Oil and natural gas production available for sale (a)	(kboe/d)	2013	2014	2015

Italy	179	171	161
Rest of Europe	149	184	179
North Africa	528	532	635
Sub-Saharan Africa	307	307	324
Kazakhstan	96	85	92
Rest of Asia	135	91	128
Americas	114	122	144
Australia and Oceania	29	25	25
	1,537	1,517	1,688

of which equity-accounted entities	51	20	33
North Africa	5	4	4
Sub-Saharan Africa	2	2
Rest of Asia	34	4	5
Americas	10	10	24

(a) Do not include natural gas consumed in operation.

Contents

Eni Fact Book
Exploration & Production

Natural gas production by Country (a)	(mmcf/d)	2013	2014	2015

Italy	630.2	583.8	546.6
Rest of Europe	429.6	535.2	551.8
Croatia	43.0	38.2	21.2
Norway	250.5	274.2	264.6
United Kingdom	136.1	222.8	266.0
North Africa	1,674.2	1,724.2	2,143.2
Algeria	81.6	141.3	94.1
Egypt	734.6	649.8	510.1
Libya	836.7	911.2	1,517.3
Tunisia	21.3	21.9	21.7
Sub-Saharan Africa	495.9	517.8	469.2
Angola	46.9	48.6	32.5
Congo	161.8	145.1	136.8
Nigeria	287.2	324.1	299.9
Kazakhstan	213.5	200.7	218.3
Rest of Asia	520.5	333.6	313.9
China	3.4
India	7.2	3.7	2.6
Indonesia	79.2	75.8	78.9
Pakistan	283.1	248.2	226.4
Russia	141.6
Turkmenistan	6.0	5.9	6.0
Americas	245.3	218.6	326.0
Trinidad & Tobago	58.6	60.3	70.4
United States	185.9	157.5	186.7
Venezuela	0.8	0.8	68.9
Australia and Oceania	110.4	110.5	111.8
Australia	110.4	110.5	111.8
Total outside Italy	3,689.4	3,640.6	4,134.2
	4,319.6	4,224.4	4,680.8

of which equity-accounted entities	186.3	39.6	99.1
Angola	14.2	10.3	0.9
Indonesia	24.2	23.2	24.1
Russia	141.6
Tunisia	5.5	5.3	5.2
Venezuela	0.8	0.8	68.9

Natural gas production available for sale (b)	(mmcf/d)	2013	2014	2015

Italy	593	541	503
Rest of Europe	395	498	515
North Africa	1,514	1,536	1,993
Sub-Saharan Africa	356	418	378
Kazakhstan	195	181	199
Rest of Asia	476	297	278
Americas	234	205	311
Australia and Oceania	105	106	107
	3,868	3,782	4,284

of which equity-accounted entities	165	28	90
North Africa	4	3	3
Sub-Saharan Africa	7	7
Rest of Asia	154	18	19
Americas			68

(a) Includes volumes of gas consumed in operations (397, 442 and 451 mmcf/d, in 2015, 2014 and 2013, respectively).
(b) Do not include natural gas consumed in operation.

Contents

Eni Fact Book
Exploration & Production

Average realizations	2013	2014	2015

Liquids	Consolidated subsidiaries	Equity-accounted entities	Consolidated subsidiaries	Equity-accounted entities	Consolidated subsidiaries	Equity-accounted entities
($/bbl)
Italy	98.50		87.80		43.46
Rest of Europe	98.97		88.80		45.88
North Africa	100.42	17.96	88.99	17.94	46.66	18.03
Sub-Saharan Africa	105.13		93.45		49.91
Kazakhstan	99.37		91.86		48.26
Rest of Asia	99.69	33.87	77.99	65.90	40.10	27.89
Americas	85.27	93.32	79.13	81.48	43.36	38.18
Australia and Oceania	98.72		91.61		45.84
	100.20	64.92	88.90	70.56	46.46	35.15
Natural gas
($/kcf)
Italy	11.65		8.74		6.92
Rest of Europe	10.62		8.49		6.30
North Africa	7.96	6.29	8.08	6.08	4.69	3.78
Sub-Saharan Africa	2.16		2.12		1.49
Kazakhstan	0.64		0.62		0.47
Rest of Asia	5.83	3.49	6.18	15.64	4.83	9.27
Americas	3.37		3.96		2.20	4.24
Australia and Oceania	7.80		7.46		5.07
	7.41	4.00	6.83	14.13	4.54	5.30
Hydrocarbons
($/boe)
Italy	77.56		64.80		40.36
Rest of Europe	79.14		67.87		40.21
North Africa	70.51	21.47	65.36	21.43	34.61	18.60
Sub-Saharan Africa	85.08		73.18		40.92
Kazakhstan	62.02		57.20		30.02
Rest of Asia	62.59	21.46	52.75	83.12	35.18	49.42
Americas	57.89	93.32	59.94	81.48	31.71	30.72
Australia and Oceania	61.79		52.46		31.51
	72.97	37.57	65.36	72.19	36.54	31.95

Eni’s Group		2013		2014		2015
Liquids ($/bbl)		99.44		88.71		46.30
Natural gas ($/kcf)		7.26		6.87		4.55
Hydrocarbons ($/boe)		71.87		65.49		36.47

Net developed and undeveloped acreage	(square kilometers)	2013	2014	2015

Europe	37,018	44,842	45,123
Italy	17,282	17,297	16,975
Rest of Europe	19,736	27,545	28,148
Africa	137,096	159,341	157,441
North Africa	20,412	21,693	25,699
Sub-Saharan Africa	116,684	137,648	131,742
Asia	79,314	109,237	117,183
Kazakhstan	869	869	869
Rest of Asia	78,445	108,368	116,314
Americas	9,206	7,943	6,628
Australia and Oceania	13,622	13,376	16,333
Total	276,256	334,739	342,708

Contents

Eni Fact Book
Exploration & Production

Principal oil and natural gas interests at December 31, 2015
Commencement of operations	Number of interests	Gross developed (a) (b) acreage	Net developed (a) (b) acreage	Gross undeveloped (a) acreage	Net undeveloped (a) acreage	Type of fields/acreage	Number of producing fields	Number of other fields

EUROPE		274	15,873	10,989	52,732	34,134		117	98
Italy	1926	147	10,647	8,924	10,436	8,051	Onshore/Offshore	79	68
Rest of Europe		127	5,226	2,065	42,296	26,083		38	30
Croatia	1996	2	1,975	987			Offshore	10	3
Cyprus	2013	3			12,523	10,018	Offshore
Greenland	2013	2			4,890	1,909	Offshore
Norway	1965	56	2,310	452	7,594	2,662	Offshore	18	24
Portugal	2014	3			9,099	6,370	Offshore
United Kingdom	1964	48	941	626	1,501	1,279	Offshore	10	3
Other countries		13			6,689	3,845	Onshore/Offshore
AFRICA		283	63,142	19,788	260,577	137,653		267	119
North Africa		119	30,392	13,778	26,704	11,921		101	55
Algeria	1981	42	3,222	1,148	187	31	Onshore	33	10
Egypt	1954	57	5,623	2,121	17,829	7,547	Onshore/Offshore	41	22
Libya	1959	10	17,947	8,951	8,688	4,343	Onshore/Offshore	6	20
Tunisia	1961	10	3,600	1,558			Onshore/Offshore	21	3
Sub-Saharan Africa		164	32,750	6,010	233,873	125,732		166	64
Angola	1980	72	7,688	987	13,608	3,417	Onshore/Offshore	56	24
Congo	1968	26	1,794	971	943	383	Onshore/Offshore	28	2
Gabon	2008	6			7,615	7,615	Onshore/Offshore
Ghana	2009	2			226	100	Offshore		1
Ivory Coast	2015	1			1,431	429	Offshore
Kenya	2012	7			61,363	40,426	Offshore
Liberia	2012	3			7,364	1,841	Offshore
Mozambique	2007	6			3,911	1,956	Offshore		6
Nigeria	1962	36	23,268	4,052	8,747	3,380	Onshore/Offshore	82	31
South Africa	2014	1			82,202	32,881	Offshore
Other countries		4			46,463	33,304	Onshore
ASIA		70	17,556	5,803	202,632	111,380		29	22
Kazakhstan	1992	6	2,391	442	2,542	427	Onshore/Offshore	1	5
Rest of Asia		64	15,165	5,361	200,090	110,953		28	17
China	1984	8	77	13	7,056	7,056	Offshore	5
India	2005	11	206	109	16,546	6,058	Onshore/Offshore	4	3
Indonesia	2001	14	3,218	1,217	31,415	23,907	Onshore/Offshore	7	13
Iraq	2009	1	1,074	446			Onshore	1
Myanmar	2014	4			24,080	20,050	Onshore/Offshore
Pakistan	2000	15	10,390	3,396	11,486	5,414	Onshore/Offshore	9	1
Russia	2007	3			62,592	20,862	Offshore
Timor Leste	2006	1			1,538	1,230	Offshore
Turkmenistan	2008	1	200	180			Onshore	2
Vietnam	2013	5			30,777	23,132	Offshore
Other countries		1			14,600	3,244	Offshore
AMERICAS		211	5,245	3,351	9,458	3,277		53	10
Ecuador	1988	1	1,985	1,985			Onshore	1	2
Mexico	2015	3			67	67	Offshore
Trinidad & Tobago	1970	1	382	66			Offshore	7
United States	1968	192	1,617	803	2,301	1,315	Onshore/Offshore	42	6
Venezuela	1998	6	1,261	497	1,543	569	Onshore/Offshore	3	1
Other countries		8			5,547	1,326	Offshore		1
AUSTRALIA AND OCEANIA		14	1,140	709	21,679	15,624		3	2
Australia	2001	14	1,140	709	21,679	15,624	Offshore	3	2
Total		852	102,956	40,640	547,078	302,068		469	251
(a) Square kilometers.
(b) Developed acreage refers to those leases in which at least a portion of the area is in production or encompasses proved developed reserves.

Contents

Eni Fact Book
Exploration & Production

Capital expenditure	(euro million)	2013	2014	2015

Acquisition of proved and unproved properties	109
North Africa	109
Sub-Saharan Africa
Americas
Exploration	1,669	1,398	820
Italy	32	29	28
Rest of Europe	357	188	176
North Africa	95	227	289
Sub-Saharan Africa	757	635	196
Kazakhstan	1
Rest of Asia	233	160	71
Americas	110	139	54
Australia and Oceania	84	20	6
Development	8,580	9,021	9,341
Italy	743	880	679
Rest of Europe	1,768	1,574	1,264
North Africa	808	832	1,570
Sub-Saharan Africa	2,675	3,085	2,998
Kazakhstan	658	521	835
Rest of Asia	749	1,105	1,333
Americas	1,127	921	637
Australia and Oceania	52	103	25
Other expenditure	117	105	73
	10,475	10,524	10,234

Reserves life index	(years)	2013	2014	2015

Italy	7.3	7.7	7.5
Rest of Europe	9.8	7.8	7.3
North Africa	8.9	8.5	7.1
Sub-Saharan Africa	10.2	11.1	11.0
Kazakhstan	28.8	33.4	34.5
Rest of Asia	5.1	8.1	8.6
Americas	23.0	21.3	20.1
Australia and Oceania	16.0	17.8	16.0
	11.1	11.3	10.7

Reserves replacement ratio	2013	2014	2015

(%)	organic	all sources	organic	all sources	organic	all sources
Italy	62	62	106	106	38	38
Rest of Europe	63	40	77	81	28	28
North Africa	32	34	78	78	80	80
Sub-Saharan Africa	183	183	182	176	153	139
Kazakhstan	83	83	206	206	473	473
Rest of Asia	232		156	156	375	375
Americas	102	102	87	87	324	322
Australia and Oceania	536	536
	105	(7)	112	112	148	145

Contents

Eni Fact Book
Exploration & Production

Exploratory wells activity
Wells completed (a)	Wells in progress at Dec. 31 (b)

2013	2014	2015	2015

(units)	Productive	Dry (c)	Productive	Dry (c)	Productive	Dry (c)	Gross	Net

Italy				0.6			4.0	2.8
Rest of Europe		3.4		4.3		2.2	9.0	2.3
North Africa	4.9	5.4	3.5	4.3	3.3	5.8	15.0	12.5
Sub-Saharan Africa	3.2	6.6	7.3	7.3	0.6	2.9	34.0	17.8
Kazakhstan		0.4					6.0	1.1
Rest of Asia	4.3	2.7	1.3	4.3		3.4	7.0	2.3
Americas	0.2	1.2	2.0	1.4	1.0	0.3	4.0	2.5
Australia and Oceania		0.5		0.9			1.0	0.3
	12.6	20.2	14.1	23.1	4.9	14.6	80.0	41.6

Development wells activity
Wells completed (a)	Wells in progress at Dec. 31

2013	2014	2015	2015

(units)	Productive	Dry (c)	Productive	Dry (c)	Productive	Dry (c)	Gross	Net

Italy	7.4	1.0	12.5		6.0		6.0	3.6
Rest of Europe	6.3		9.8	1.0	10.2	0.1	14.0	3.0
North Africa	61.6	3.3	54.5	1.0	30.5	2.8	17.0	9.2
Sub-Saharan Africa	26.3	1.2	31.6		22.0	2.5	28.0	4.8
Kazakhstan	0.3		1.5		4.7		16.0	3.1
Rest of Asia	61.7	4.3	54.2	1.6	29.7	5.9	6.0	2.3
Americas	13.8		22.1	0.7	17.4	0.1	16.0	9.0
Australia and Oceania			0.1	0.4	0.5
	177.4	9.8	186.3	4.7	121.0	11.4	103.0	35.0

Productive oil and gas wells (d)
2015
Oil wells	Natural gas wells

(units)	Gross	Net	Gross	Net

Italy	238.0	192.1	605.0	523.6
Rest of Europe	363.0	59.7	179.0	100.6
North Africa	1,782.0	941.1	211.0	90.7
Sub-Saharan Africa	3,065.0	613.4	344.0	27.2
Kazakhstan	185.0	50.7
Rest of Asia	688.0	457.2	998.0	380.9
Americas	230.0	121.1	328.0	101.6
Australia and Oceania	7.0	3.8	18.0	3.8
	6,558.0	2,439.1	2,683.0	1,228.4

(a) Number of wells net to Eni.
(b) Includes temporary suspended wells pending further evaluation.
(c) A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas sufficient quantities to justify completion as an oil or gas well.
(d) Includes 2,135 (744.6 net) multiple completion wells (more than one producing into the same well bore). Productive wells are producing wells and wells capable of production. One or more completions in the same bore hole are counted as one well.

Contents

Key performance indicators

2013	2014	2015

Injury frequency rate of total workforce	(No. of accidents per million of worked hours)	1.32	0.46	0.49
Net sales from operations (a)	(euro million)	79,619	73,434	52,096
Operating profit (loss)		(2,923)	64	(1,258)
Adjusted operating profit (loss)		(622)	168	(126)
Adjusted net profit (loss)		(239)	86	(168)
Capital expenditure		229	172	154
Worldwide gas sales (b)	(bcm)	93.17	89.17	90.88
LNG sales (c)		12.4	13.3	13.5
Customers in Italy	(million)	8.00	7.93	7.88
Electricity sold	(TWh)	35.05	33.58	34.88
Employees at year end	(number)	4,962	4,561	4,484
Direct GHG emissions	(mmtonnes CO2 eq)	11.27	10.12	10.57
Customer satisfaction index (CSC) (d)	(scale from 0 to 100)	80.0	81.4	85.6
Water consumption/withdrawals per kWh eq produced	(cm/kWh eq)	0.017	0.017	0.015

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production segment of 3.16 bcm (3.06 and 2.61 bcm in 2014 and 2013, respectively).
(c) Refers to LNG sales of the Gas & Power segment (included in worldwide gas sales) and the Exploration & Production segment.
(d) The average evaluation reflects results of customers interviews based on clarity, courtesy and waiting time.

Performance of the year

> In 2015, the injury frequency rate of total workforce increased by 6.5% compared to 2014, even if in both years the same number of accidents was recorded (5 injuries).

> In 2015, greenhouse gas emissions reported an increase of 4.4%, lower than the power generation increase (up by 5.8%). Furthermore, the energy efficiency initiatives and the start-up of the Bolgiano power plant, allowed to improve all the emission indicators.

> The water consumption rate of EniPower’s plants decreased by 11.8% due to more efficient water use in the production process at certain sites.

> In 2015, adjusted net loss of the Gas & Power segment amounted to euro 168 million, worsening by euro 254 million compared to euro 86 million adjusted net profit reported in 2014. This reflected the one-off economic benefits associated to certain contract renegotiations recorded in 2014, as well as the negative outcome of a commercial arbitration in the fourth quarter of 2015.

> Eni worldwide gas sales amounted to 90.88 bcm, up by 1.71 bcm, or 1.9% compared to 2014. Eni’s sales in Italy increased by 12.9% to 38.44 bcm, due to higher spot sales and more typical winter conditions compared to last year. Sales in the European markets were 38.28 bcm, down by 9.3% from the previous year.

> Electricity sales were 34.88 TWh, up by 1.30 TWh, or 3.9% compared to 2014.

> Capital expenditure amounting to euro 154 million mainly concerned the flexibility and upgrading of combined cycle power stations (euro 69 million) as well as gas marketing initiatives in Italy and abroad (euro 69 million).

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Eni Fact Book
Gas & Power

1. Marketing

1.1 Natural gas

Supply
The supply of natural gas is a free activity where prices are determined by free negotiations of demand and supply involving natural gas resellers and producers. In order to secure mid and long-term access to gas availability, Eni has signed a number of long-term gas supply contracts with key producing countries that supply the European gas markets. In recent years Eni renegotiated a number of the main long-term supply contracts, thus better aligning gas prices and related trends to market conditions 70% of supply contracts. Eni could also leverage on the availability of natural gas deriving from equity production, the access to all phases of the LNG chain (liquefaction, shipping and

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Eni Fact Book
Gas & Power

regasification) and to other gas infrastructures, and by trading and risk management activity. Eni’s long-term gas requirements are met by natural gas from a total of 18 countries, where Eni signed long-term gas supply contracts or holds upstream activities and by access to continental Europe’s spot markets. In 2015, Eni consolidated subsidiaries supplied 85.39 bcm of natural gas, up by 2.48 bcm, or 3% from 2014. Gas volumes supplied outside Italy (78.66 bcm from consolidated companies), imported in Italy	or sold outside Italy, represented approximately 92% of total supplies, up by 2.67 bcm, or 3.5% compared to the previous year, due to higher volumes purchased in Russia (up by 3.65 bcm) and Libya (up by 0.59 bcm), partly offset by lower volumes purchased in the Netherlands (down by 1.73 bcm), Algeria (down by 1.46 bcm) and in the United Kingdom (down by 0.29 bcm). Supplies in Italy (6.73 bcm) registered a slight decrease (down by 0.19 bcm) from 2014 due to mature fields’ decline.

Marketing in Italy and Europe
Eni operates in a liberalized market where energy customers are allowed to choose the gas supplier and, according to their specific needs, to evaluate the quality of services and offers. Overall Eni supplies approximately 1,300 customers including large companies, power generation companies, wholesalers and distributors of natural gas for automotive use. Residential users are approximately 7.88 million amid households, professionals, small and medium-sized enterprises and public bodies located all	over Italy, and approximately 2.3 million customers in European countries. In a trading environment characterized by a slight recover in demand (up by 9% in the Italian market compared to the previous year and up by 6.5% in the European Union), a market still depressed mainly compared to the volumes marketed before the crisis and increasing competitive pressure, Eni carried out a number of initiatives (such as renegotiation of supply contracts, efficiency and optimization actions) in order to preserve the business profitability in a weak demand scenario.

Sales and market shares by segment	(bcm)	2014	2015
Volumes sold	Market share (%)	Volumes sold	Market share (%)	% Ch. 2015 vs. 2014
Italy to third parties	28.42	45.9	32.56	48.2	14.6
Wholesalers	4.05		4.19		3.5
Italian gas exchange and spot markets	11.96		16.35		36.7
Industries	4.93		4.66		(5.5)
Medium-sized enterprises and services	1.60		1.58		(1.3)
Power generation	1.42		0.88		(38.0)
Residential	4.46		4.90		9.9
Own consumption	5.62		5.88		4.6
TOTAL SALES IN ITALY	34.04	55.0	38.44	56.9	12.9
Gas demand (a)	61.90		67.50		9.0

(a) Source: Italian Ministry of Economic Development.

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Eni Fact Book
Gas & Power

Gas sales by market	(bcm)	2013	2014	2015

ITALY	35.86	34.04	38.44
Wholesalers	4.58	4.05	4.19
Italian gas exchange and spot markets	10.68	11.96	16.35
Industries	6.07	4.93	4.66
Medium-sized enterprises and services	1.12	1.60	1.58
Power generation	2.11	1.42	0.88
Residential	5.37	4.46	4.90
Own consumption	5.93	5.62	5.88
INTERNATIONAL SALES	57.31	55.13	52.44
Rest of Europe	47.35	46.22	42.89
Importers in Italy	4.67	4.01	4.61
European markets	42.68	42.21	38.28
Iberian Peninsula	4.90	5.31	5.40
Germany/Austria	8.31	7.44	5.82
Benelux	8.68	10.36	7.94
Hungary	1.84	1.55	1.58
UK/Northern Europe	3.51	2.94	1.96
Turkey	6.73	7.12	7.76
France	7.73	7.05	7.11
Other	0.98	0.44	0.71
Extra European markets	7.35	5.85	6.39
E&P in Europe and in the Gulf of Mexico	2.61	3.06	3.16
WORLDWIDE GAS SALES	93.17	89.17	90.88

A review of Eni’s presence in key European markets is presented below:

Benelux
Eni holds a leadership position in the Benelux countries (Belgium, the Netherlands and Luxembourg) granted by a direct presence, by the Belgium Gas & Power branch and its subsidiary Eni Gas & Power NV/SA, in the retail and middle market and its significant exposure to spot markets in Western Europe. In 2015, sales in Benelux were mainly directed to industrial companies, power generation, wholesalers and retail and amounted to 7.94 bcm, down by 2.42 bcm, or 23.4% from 2014, due to lower spot sales.	France
Eni sells natural gas to industrial clients, wholesalers and power generation, as well as to the segments of retail and middle market. Eni is present in the French market through its direct commercial activities and through its subsidiary Eni Gas & Power France SA. In 2015, sales in the Country amounted to 7.11 bcm, a decrease of 0.06 bcm, or 0.9%, from a year ago.

Germany/Austria
Eni operates in Germany-Austria through Gas & Power branches.

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Gas & Power

In 2014, Eni divested its 50% stake in EnBW Eni Verwaltungsgesellschaft (EEV), a joint venture which controls the companies Gasversorgung Süddeutschland (GVS) and Terranets BW operating in the gas marketing and transport, to the partner EnBW. Currently, sales in this market are ensured by Eni’s direct sales force. In 2015, total sales in Germany-Austria amounted to 5.82 bcm, a decrease of 1.62 bcm, or 21.8% from the previous year.

Spain
Eni operates in the Spanish gas market through a direct marketing structure that markets its portfolio of LNG and through Unión Fenosa Gas (UFG) (Eni’s interest 50%) which mainly supplies natural gas to industrial clients, wholesalers and power generation utilities. In 2015, UFG gas sales amounted to 3.16 bcm (1.58 bcm Eni’s share). UFG holds an 80% interest in the Damietta liquefaction plant, on the Egyptian coast, and a 7.4% interest in a liquefaction plant in Oman. In addition, it holds interests in the Sagunto (Valencia) and El Ferrol (Galicia) regasification plants (42.5% and 18.9%, respectively). In 2015, total sales in the Iberian Peninsula amounted to 5.40 bcm, an increase of 0.09 bcm, or 1.7% from 2014.

Turkey
Eni sells gas supplied from Russia and transported via the Blue Stream pipeline. In 2015, sales amounted to 7.76 bcm, an increase of 0.64 bcm, or 9% from a year ago, mainly due to higher sales to Botas.

United Kingdom
Eni through its subsidiary ETS markets in the United Kingdom the equity gas produced at Eni’s fields in the North Sea and operates in the main continental natural gas hubs (NBP, Zeebrugge and TTF). In 2015, sales amounted to 1.96 bcm, a decrease of 33.3% from a year ago.

1.2 LNG
Eni is present in all phases of the LNG business: liquefaction, gas feeding, shipping, regasification and sale through a direct presence and interests in joint ventures and associates. The LNG business registered a good profitability, leveraging on the growing energy demand in Asia and South America. In the next years Eni intends to increase sales in premium markets, redirecting the availability through portfolio optimization and a higher integration with the upstream segment. In 2015, LNG sales (13.5 bcm) were substantially unchanged from last year (up by 0.2 bcm). In particular, LNG sales of the Gas & Power segment (9 bcm, included in worldwide gas sales) mainly concerned LNG from Qatar, Algeria and Nigeria marketed in Europe and the Far East.

1.3 Power generation
Eni’s power generation sites are located in Ferrera Erbognone, Ravenna, Livorno, Mantova, Brindisi, Ferrara and Bolgiano.
In 2015, power generation was 20.69 TWh, up by 1.14 TWh, or 5.8% from 2014, mainly due to higher production at Ferrara Erbognone, Ravenna and Brindisi plants following increasing demand. As of December 31, 2015, installed operational capacity was 4.9 GW (4.9 GW as of December 31, 2014). Electricity trading reported a slight increase to 14.19 TWh, due to higher purchases on the spot market (up by 1.1%)

Installed and operational generation capacity as of December 31, 2015: 4,936 MW

The combined cycle gas fired technology (CCGT) ensures an high level of efficiency and low environmental impact. In particular, management estimates that for a given amount of energy (electricity and steam) produced, using the CCGT technology instead of conventional power generation technology, the emission of carbon dioxide is reduced by about 5 mmtonnes, on an energy production of 26.5 TWh.

reflecting mainly higher spot sales, almost completely offset by lower electricity sales. In 2015 power sales (34.88 TWh) were directed to the free market (74%), the Italian power exchange (15%), industrial sites (9%) and others (2%). Compared to 2014, a 3.9% increase was attributable to higher sales to wholesalers and residential segment, partially offset by lower volumes traded to small and medium-sized enterprises and to large clients.

2. International transport

Eni, as shipper, has transport rights on a large European and North African networks for transporting natural gas in Italy and Europe, which link key consumption basins with the main producing areas (Russia, Algeria, the North Sea, including the Netherlands, Norway, and Libya). The Company participates to both entities which operate the pipelines and entities which manage transport rights. A description of the main international pipelines currently participated or operated by Eni is provided below:
- the TTPC pipeline, 740-kilometer long, is made up of two lines that are each 370-kilometer long with a transport capacity of 34.3 bcm/y and five compression stations. This pipeline transports natural gas from Algeria across Tunisia from Oued Saf Saf at the Algerian border to Cap Bon on the Sicily Channel where it links with the TMPC pipeline;
- the TMPC pipeline for the import of Algerian gas is 775-kilometer long and consists of five lines that are each 155-kilometer long with a transport capacity of 33.5 bcm/y. It crosses the Sicily Channel from

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Eni Fact Book
Gas & Power

Cap Bon to Mazara del Vallo in Sicily, the point of entry into the Italian natural gas transport system;
- the Green Stream pipeline for the import of Libyan gas produced at the Eni operated fields of Bahr Essalam and Wafa. It is 520-kilometer long with a transport capacity of 8 bcm/y crossing the Mediterranean Sea from Mellitah on the Libyan coast to Gela in Sicily, the point of entry into the Italian natural gas transport system;	- Eni holds a 50% interest in the Blue Stream underwater pipeline (with a record water depth of more than 2,150 meters) linking the Russian coast to the Turkish coast of the Black Sea. This pipeline is 774-kilometer long on two lines and has transport capacity of 16 bcm/y. It is part of a joint venture to sell gas produced in Russia on the Turkish market. These assets generate a steady operating profit thanks to the sale of transport rights on a long-term basis.

Supply of natural gas	(bcm)	2013	2014	2015

Italy	7.15	6.92	6.73
Outside Italy
Russia	29.59	26.68	30.33
Algeria (including LNG)	9.31	7.51	6.05
Libya	5.78	6.66	7.25
Netherlands	13.06	13.46	11.73
Norway	9.16	8.43	8.40
United Kingdom	3.04	2.64	2.35
Hungary	0.48	0.38	0.21
Qatar (LNG)	2.89	2.98	3.11
Other supplies of natural gas	3.63	5.56	7.21
Other supplies of LNG	1.58	1.69	2.02
	78.52	75.99	78.66
Total supplies of Eni’s own companies	85.67	82.91	85.39
Offtake from (input to) storage	(0.58)	(0.20)
Network losses, measurement differences and other changes	(0.31)	(0.25)	(0.34)
AVAILABLE FOR SALE BY ENI’S CONSOLIDATED SUBSIDIARIES	84.78	82.46	85.05
AVAILABLE FOR SALE OF ENI’S AFFILIATES	5.78	3.65	2.67
E&P volumes in Europe and Gulf of Mexico	2.61	3.06	3.16
GAS VOLUMES AVAILABLE FOR SALE	93.17	89.17	90.88

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Eni Fact Book
Gas & Power

Gas sales by entity	(bcm)	2013	2014	2015

Sales of consolidated companies	83.60	81.73	84.94
Italy (including own consumption)	35.76	34.04	38.44
Rest of Europe	42.3	43.07	41.14
Outside Europe	5.54	4.62	5.36
Sales of Eni’s affiliates (net to Eni)	6.96	4.38	2.78
Italy	0.1
Rest of Europe	5.05	3.15	1.75
Outside Europe	1.81	1.23	1.03
E&P in Europe and in the Gulf of Mexico	2.61	3.06	3.16
Worldwide gas sales	93.17	89.17	90.88

LNG sales	(bcm)	2013	2014	2015

G&P sales	8.4	8.9	9.0
Rest of Europe	4.6	5.0	4.8
Extra European markets	3.8	3.9	4.2
E&P sales	4.0	4.4	4.5
Liquefaction plants:
Soyo (Angola)	0.1	0.1
Bontang (Indonesia)	0.5	0.5	0.5
Point Fortin (Trinidad & Tobago)	0.6	0.6	0.7
Bonny (Nigeria)	2.4	2.8	2.8
Darwin (Australia)	0.4	0.4	0.5
Total LNG sales	12.4	13.3	13.5

Electricity sales	(TWh)	2013	2014	2015

Free market	28.73	24.86	25.90
Italian Exchange for electricity	1.96	4.71	5.09
Industrial plants	3.31	3.17	3.23
Other (a)	1.05	0.84	0.66
Power sales	35.05	33.58	34.88
Power generation	21.38	19.55	20.69
Trading of electricity (a)	13.67	14.03	14.19

(a) Includes positive and negative network imbalances (difference between electricity placed on the market vs. planned quantities).

Power stations	Installed capacity as of December 31, 2015 (a) (MW)	Effective/planned start-up	Technology	Fuel
Brindisi	1,3281	2006	CCGT	Gas
Ferrera Erbognone	1,030	2004	CCGT	Gas/syngas
Livorno	200	2000	Power Station	Gas/fuel oil
Mantova	900	2005	CCGT	Gas
Ravenna	1,000	2004	CCGT	Gas
Ferrara (b)	408	2008	Power Station	Gas/fuel oil
Bolgiano	60	2012	CCGT	Gas
Photovoltaic sites	10	2011-2015	Photovoltaic	Photovoltaic
	4,936

(a) Capacity available after completion of dismantling of obsolete plants.
(b) Eni’s share of capacity.

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Gas & Power

Power generation	2013	2014	2015

Purchases
Purchases of natural gas	(mmcm)	4,295	4,074	4,270
Purchases of other fuels	(ktoe)	449	338	313
Production
Power generation	(TWh)	21.38	19.55	20.69
Steam	(ktonnes)	9,907	9,010	9,318
Installed generation capacity	(GW)	4.8	4.9	4.9

Transport infrastructure
Route	Lines (units)	Length (km)	Diameter (inch)	Transport capacity (a) (bcm/y)	Transit capacity (b) (bcm/y)	Compression stations (No.)

TTPC (Oued Saf Saf-Cap Bon)	2 lines of km 370	740	48	34.3	33.5	5
TMPC (Cap Bon-Mazara del Vallo)	5 lines of km 155	775	20/26	33.5	33.5
GreenStream (Mellitah-Gela)	1 line of km 520	520	32	8.0	8.0	1
Blue Stream (Beregovaya-Samsun)	2 lines of km 387	774	24	16.0	16.0	1

(a) Includes both transit capacity and volumes of natural gas destined to local markets and withdrawn at various points along the pipeline.
(b) The maximum volume of natural gas which is input at various entry points along the pipeline and transported to the next pipeline.

Capital expenditure	(euro million)	2013	2014	2015

Italy	161	128	100
Outside Italy	68	44	54
	229	172	154
Market	206	164	138
Market	87	66	69
Italy	42	30	31
Outside Italy	45	36	38
Power generation	119	98	69
International transport	23	8	16
	229	172	154

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Key performance indicators

2013	2014	2015

Injury frequency rate of total workforce	(No. of accidents per million of worked hours)	1.05	0.89	0.80
Net sales from operations (a)	(euro million)	27,301	24,330	18,458
Operating profit (loss)		(1,534)	(2,107)	(552)
Adjusted operating profit (loss)		(472)	(65)	387
Adjusted net profit (loss)		(246)	(41)	282
Capital expenditure		672	537	408
Refinery throughputs on own account	(mmtonnes)	27.38	25.03	26.41
Conversion index	(%)	62	51	49
Balanced capacity of refineries	(kbbl/d)	787	617	548
Retail sales of petroleum products in Europe	(mmtonnes)	9.69	9.21	8.89
Service stations in Europe at year end	(units)	6,386	6,220	5,846
Average throughput per service station in Europe	(kliters)	1,828	1,725	1,754
Retail efficiency index	(%)	1.28	1.19	1.14
Employees at year end	(number)	8,092	6,441	5,852
Direct GHG emissions	(mmtonnes CO2 eq)	5.20	5.34	5.12
SOx (sulphur oxide) emissions	(ktonnes SO2 eq)	10.80	5.70	5.97
Customer satisfaction index	(likert scale)	8.10	8.20	8.30

(a) Before elimination of intragroup sales.

Performance of the year

> In 2015 continued the positive trend in injury frequency rates of total workforce (down by 10.1%).

> Greenhouse gas emissions reported a decrease of 3.7% in absolute terms. The increase of emissions related to higher volumes processed in the period were offset by the initiatives focused on energy efficiency and reduction of fugitive methane. These actions allowed to reduce the ratio between emissions and throughputs to 17.3%.

> In 2015, the Refining & Marketing segment reported an adjusted net profit of euro 282 million, up by euro 323 million compared to the adjusted operating loss of euro 41 million reported in the previous year. This result reflected improved refining margins scenario and restructuring and optimization initiatives, which, together with a better selection of raw materials, reduced refining break-even margin to 5 $/bl anticipating EBIT break-even to 2015, vs. 2017, as expected in the 2015-2018 strategic plan.

> In 2015, refining throughputs were 26.41 mmtonnes, up by 1.38 mmtonnes, or 5.5% from 2014. On a homogeneous basis, when excluding the impact of the disposal of the refining capacity in Czech Republic and the reconversion shutdown at Gela refinery, Eni’s refining throughputs increased by 15%. Volumes processed in Italy increased by 16.4% compared to 2014, reflecting a favorable trading environment.

> In 2015, the production of biofuels amounted to 0.20 mmtonnes, up by 53.8% compared to a year ago reflecting the performance of Porto Marghera bio-refinery started-up in 2014.

> Retail sales in Italy amounted to 5.96 mmtonnes, down by 0.18 mmtonnes, or 2.9% from 2014, due to lower volumes marketed in motorway and lease concession networks.

> Retail sales in the Rest of Europe of 2.93 mmtonnes reported a decrease of 4.6% compared to 2014. This result reflected the disposal of assets in the Czech Republic, Slovakia and Romania, only partially offset by higher volumes marketed in Germany, Switzerland and Austria.

> Capital expenditure amounting to euro 408 million mainly related to: (i) refining activities in Italy and outside of Italy (euro 282 million), aiming mainly at plants maintenance, as well as initiatives in the field of health, security and environment; (ii) enhancement and rebranding of the retail distribution network in Italy (euro 75 million) and in the Rest of Europe (euro 51 million).

> In 2015, total expenditure in R&D amounted to approximately euro 27 million. During the year 4 patent applications were filed.

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Eni Fact Book
Refining & Marketing

Licensing of EST technology

In September 2015, Eni licensed to Total the use of the Eni’s Slurry Technology (EST), as part of the deal, the companies agreed to cooperate in a joint development project for EST, under which Eni will work together with Total to evaluate and tailor the technology to help meet Total’s specific requirements. This agreement represents for Eni the first contract of non-exclusive sale of the EST technology user license and opens the opportunity for a future growth of the new market of own-technology sale, which is possible after the industrial consolidation of the first-world unit operating at Sannazzaro Refinery.

Marketing of Eni Diesel+

Starting from January 2016, the new Eni Diesel+ is available in over 3,500 fuel stations all over Italy. The new fuel has a 15% renewable component, produced from plant oils in Eni’s Venice refinery using the Ecofining™ technology. Eni Diesel+ combines the performance features of the latest-generation premium fuels (extends the life of car motors, ensures better performance and reduces consumption by up to 4%) with more care for the environment (reduces CO2 emissions by 5% on average, unburned hydrocarbons by up to 40% and particulate matter by up to 20%).

Refining

1. Refining

Eni is active in the refining segment in Italy and Germany. Furthermore, in Italy, Eni has converted the former Venice refinery into green refinery (the first case in the world of transformation in biorefinery) and also started the green reconversion project in the industrial site of Gela.
In 2015, the balanced capacity of Eni’s refining system was approximately 27.4 mmtonnes (548 kbbl/d) with a conversion index of 49%.
The balanced capacity of owned refineries was 19.4 mmtonnes (388 kbbl/d), with a conversion index of 48%.	In 2015, total throughputs in wholly-owned refineries were 26.41 mmtonnes, up by 1.38 mmtonnes, or 5.5% from 2014.

■ Italy
Eni’s refining system in Italy is composed by three wholly-owned refineries (Sannazzaro, Livorno and Taranto) and a 50% interest in the Milazzo refinery. Each of Eni’s refineries in Italy has operating and strategic features that aim at maximizing the value associated to the asset structure, the geographic location with respect to end markets, the integration with Eni’s other activities.

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Eni Fact Book
Refining & Marketing

Refining system in 2015
Ownership	Balanced refining capacity (Eni’s share)	Utilization rate (Eni’s share)	Conversion index (1)	Fluid catalytic cracking (FCC) (2)	Residue conversion (2)	Hydro-cracking (2)	Visbreaking/ Thermal Cracking (2)
(%)	(kbbl/d)	(%)	(%)	(kbbl/d)	(kbbl/d)	(kbbl/d)	(kbbl/d)

Wholly owned refineries		388	95	48	34	14	90	29
Italy
Sannazzaro	100	200	95	70	34	14	51	29
Taranto	100	104	86	38			39
Livorno	100	84	105	11
Partially owned refineries		160	96	52	143	25	75	27
Italy
Milazzo	50	100	95	60	45	25	32
Germany
Vohburg/Neustadt (Bayernoil)	20	41	96	36	49		43
Schwedt (PCK)	8.33	19	104	42	49			27
Total		548	95	49	177	39	165	56

(1) Conversion index: catalytic cracking equivalent capacity/topping capacity (%wt).
(2) Conversion unit capacities are 100%.

Sannazzaro: refinery has a balanced capacity of 200 kbbl/d and a conversion index of 70%. Located in the Po Valley, in the center of the North Italy, Sannazzaro is one of the most efficient refineries in Europe. The high flexibility and conversion capacity of this refinery allows it to process a wide range of feedstock. The main equipments in the refinery are: two primary distillation columns and two associated vacuum units, three desulphurization units, a fluid catalytic cracker (FCC), two hydrocrackers (HdC), two reforming units, a visbreaking thermal conversion unit integrated with a gasification producing a syngas used in a combined cycle power generation, and finally the Eni Slurry Technology (EST) plant, started up at the end of 2013. The EST plant exploits a proprietary technology to convert extra heavy crude residues (vacuum and visbreaking tar) into naphtha and middle distillates, with a conversion factor of 95%.

Taranto: refinery has a balanced capacity of 104 kbbl/d and a conversion index of 37.6%. Taranto has a strong market position due to the fact that is the only refinery in southern continental Italy, and is upstream integrated with the Val d’Agri fields in Basilicata (Eni 70%) through a pipeline. The main equipments are a topping-vacuum unit, an hydrocracking, a platforming and two desulphurization units.

Livorno: refinery, with a balanced refining capacity of 84 kbbl/d and a conversion index of 11.4%, is dedicated to the production of lubricants and specialties. The refinery is connected by pipeline to a depot in Florence (Calenzano). The refinery has a topping-vacuum unit, a platforming, two desulphurization units and a dearomatization unit (DEA) – for the production of fuels; a propane de-asphalting (PDA), aromatics extraction and dewaxing units, for the production of base oils; a blending and filling plant – for the production of finished lubricants.

Milazzo: jointly-owned by Eni and Kuwait Petroleum Italy, the refinery has balanced primary refining capacity of 100 kbbl/d (Eni’s share) and a conversion rate of 60%. Located on the Northern coast of Sicily, it is provided with two primary distillation plants, one unit of fluid catalytic cracking (FCC), one hydrocracking unit for the conversion of middle distillates (HDCK) and one unit devoted to the residue treatment process (LC-Finer).

■ Outside Italy
In Germany, Eni’s share in the Schwedt refinery is 8.3% and 20% in Bayernoil, an integrated industrial hub that includes Vohburg and Neustadt refineries.
Eni’s refining capacity in Germany is approximately 60 kbbl/d mainly to supply Eni’s distribution network in Bavaria and Eastern Germany.
In the second quarter of 2015 Eni divested its 32.445% interest in the Céska Rafinérská (CRC).

2. Green Refining (*)

Green refineries	Ownership share	Capacity (2015)	Capacity (at regime)	Throughput (2015)

Wholly-owned	(%)	(ktonnes/y)	(ktonnes/y)	(ktonnes/y)
Venice	100	350	560	204
Gela	100	-	750	-
Total		350	1,310	204

(*) Eni fully owns the Green Refinery of Venice and the site of Gela, where another green refinery will be realized.

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Eni Fact Book
Refining & Marketing

Venice: green refinery entered into production in June 2014, with a production capacity of 350 ktonnes/y. The refinery exploits the proprietary Ecofining™ technology to transform vegetable oil in hydrogenated bio-fuels. A second phase of development is underway. At regime, the production will satisfy approximately half of Eni bio-fuels needs required for being compliant with the EU environmental normative aimed at reducing the CO2 emission.	Gela: refinery is located in the Southern coast of Sicily. The refinery was shut-down in March 2014. In November 2014, Eni defined with the Ministry for Economic Development, the Region of Sicily and interested stakeholders a plan to reconvert this plant in a bio-refinery. The front end engineering design is ongoing. The local crude oil production will be exported throughout facilities of the refinery. A Safety Competence Center (SCC), a center of excellence in the security field, has been created on site.

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Eni Fact Book
Refining & Marketing

3. Logistics

Eni is a leading operator in the Italian oil and refined products storage and transportation business. It owns an integrated infrastructure consisting of 17 directly managed depots and a network of oil and refined products pipelines. Eni logistic model is organized in three hubs (southern, central and northern Italy). These hubs manage the product flows in order to guarantee high safety and technical standards, as well as cost effectiveness. Eni is also in joint venture with other Italian operators to optimize its logistic footprint and increase efficiency. Nine depots are currently operated by seven different joint ventures (Sigemi, Petrolig, Petroven, Petra, Seram, Disma and Toscopetrol). Eni transports oil and refined products: (i) by sea through spot and long-term contracts of tanker ships; and (ii) through a proprietary pipeline network extending approximately 1,462 kilometers. Secondary distribution to retail and wholesale markets is outsourced to independent tanker trucks owners.

4. Oxygenates

Eni, through its subsidiary Ecofuel (100% Eni’s share), sells approximately 1 mmtonnes/y of oxygenates, mainly ethers (approximately 3% of world demand), and methanol. About 75% of oxygenates are produced in Eni’s plants in Italy (Ravenna) and in Saudi Arabia (in joint venture with Sabic) and the remaining 25% is purchased.

Marketing

1. Retail sales in Italy

Eni is a leader in the Italian retail market of refined products with a 24.5% market share, down by 1 percentage points from 2014. In 2015, retail sales in Italy of 5.96 mmtonnes decreased by approximately 0.18 mmtonnes, or 2.9% compared to 2014, driven by increasing competitive pressure. Average gasoline and gasoil throughput (1,569 kliters) decreased by approximately 35 kliters from 2014. As of December 31, 2015, Eni’s retail network in Italy consisted of 4,420 service stations, 172 stations less compared to December 31, 2014 (4,592 service stations). This reduction is due to the negative contribution of acquisition/releases concessions (115 units), the closing of service stations with low throughput (56 units) and the lack of renewal of 1 motorway concession. The "you&eni" loyalty program, launched in 2010, finished in January 2015. In April 2016, a new "you&eni" program has been launched, with a 2 years duration, addressed to customers that utilize served modality.

2. Retail Rest of Europe

Retail sales in the Rest of Europe of 2.93 mmtonnes were lower compared to 2014 (down by 4.6%). This result reflected mainly the disposal of assets in the Czech Republic, Slovakia and Romania, only partially offset by higher volumes marketed in Germany, Switzerland and Austria. On a homogeneous basis when excluding the above mentioned disposals, sales increased by 2.7%. At December 31, 2015, Eni’s retail network in the Rest of Europe consisted of 1,426 service stations, 202 units less compared to December 31, 2014 mainly due to the assets sale of the East European subsidiaries. Average throughputs (2,272 kliters) were substantially stable compared to the previous reporting period.

Contents

Eni Fact Book
Refining & Marketing

3. Wholesale marketing

Eni markets gasoline and other fuels on the wholesale market in Italy, including diesel fuel for automotive use and for heating purposes, for agricultural vehicles and for vessels and fuel oil. Major customers are resellers, manufacturing industries, service companies, public utilities and transporters, as well as final users (transporters, condominiums, farmers, fishers, etc.). Eni provides its customers a wide range of products covering all market requirements leveraging on its expertise on fuels’ manufacturing. Customer care and product distribution are supported by a widespread commercial and logistical organization presence all over Italy and articulated in local marketing offices and a network of agents and dealers.

Wholesale sales in Italy were 7.84 mmtonnes, up by approximately 0.27 mmtonnes, or 3.6% compared to the previous year, due to higher sales of bunkering fuel oil, gasoil and minor products, partially offset by lower sales of LPG and lubricants. Supplies of feedstock to the petrochemical industry were 1.17 mmtonnes, up by 31.5% compared to the previous reporting period. This reflected higher naphtha supply following partial recovery of demand in the industrial segment. Wholesale sales in the Rest of Europe were approximately

3.83 mmtonnes, down by 16.7% from 2014, due to lower sales in the Eastern Europe market following the above-mentioned divestments. Other sales in Italy and outside Italy were 13.08 mmtonnes, up by 1.19 mmtonnes, or 10%, mainly due to higher volumes sold to oil companies.

The marketing of LPG in Italy is supported by the Eni’s refining production logistic network made of five bottling plants, 1 owned storage site and three storage sites located in the coasts Livorno, Naples and Ravenna. LPG is used as heating and automotive fuel. In 2015, Eni’s share of LPG market in Italy was 17.9%. Outside Italy, the main market of Eni is Ecuador, with a market share of 38%.

Eni operates five (owned and co-owned) blending plants, in Italy, Europe, North America, Africa and in the Far East. With a wide range of products composed of over 650 different blends Eni masters international state of the art know how for the formulation of products for vehicles (engine oil, special fluids and transmission oils) and industries (lubricants for hydraulic systems, industrial machinery and metal processing). In Italy, Eni is leader in the manufacture and sale of lubricant bases, manufactured at Eni’s refinery in Livorno. Eni also owns one facility for the production of additives in Robassomero. In 2015, Eni share of lubricants market in Italy was 19%.

Contents

Eni Fact Book
Refining & Marketing

Supply of oil	(mmtonnes)	2013	2014	2015

Equity crude oil	5.93	5.81	5.04
Other crude oil	19.71	17.21	19.76
Total crude oil purchases	25.64	23.02	24.80
Purchases of intermediate products	2.46	2.02	1.66
Purchases of products	9.62	11.07	10.68
TOTAL PURCHASES	37.72	36.11	37.14
Consumption for power generation	(0.55)	(0.57)	(0.41)
Other changes (a)	(1.59)	(0.62)	(1.22)
	35.58	34.92	35.51

(a) Include changes in inventories, transport declines, consumption and losses.

Availability of refined products	(mmtonnes)	2013	2014	2015

ITALY
At wholly-owned refineries	18.99	16.24	18.37
Less input on account of third parties	(0.57)	(0.58)	(0.38)
At affiliate refineries	4.14	4.26	4.73
Refinery throughputs on own account	22.56	19.92	22.72
Consumption and losses	(1.23)	(1.33)	(1.52)
Products available for sale	21.33	18.59	21.20
Purchases of refined products and change in inventories	5.73	7.19	6.22
Products transferred to operations outside Italy	(0.83)	(0.73)	(0.48)
Consumption for power generation	(0.55)	(0.57)	(0.41)
Sales of products	25.68	24.48	26.53
OUTSIDE ITALY
Refinery throughputs on own account	4.82	5.11	3.69
Consumption and losses	(0.22)	(0.21)	(0.23)
Products available for sale	4.60	4.90	3.46
Purchases of finished products and change in inventories	4.30	4.48	4.77
Products transferred from Italian operations	0.83	0.73	0.48
Sales of products	9.73	10.11	8.71
Refinery throughputs on own account	27.38	25.03	26.41
Total equity crude input	5.93	5.81	5.04
Total sales of refined products	35.41	34.59	35.24
Crude oil sales	0.18	0.33	0.27
TOTAL SALES	35.59	34.92	35.51

Contents

Eni Fact Book
Refining & Marketing

Production and sales by product	(mmtonnes)	2013	2014	2015

Production
Gasoline	6.17	6.07	6.36
Gasoil	11.31	10.31	10.66
Jet fuel/kerosene	1.41	1.45	1.51
Fuel oil	2.40	2.04	2.46
LPG	0.50	0.49	0.44
Lubricants	0.60	0.54	0.54
Petrochemical feedstock	2.08	1.67	1.86
Other	1.46	0.92	0.84
Total production	25.93	23.49	24.67
Sales
Italy	25.68	24.48	26.53
Gasoline	2.21	2.00	1.97
Gasoil	8.42	7.61	7.64
Jet fuel/kerosene	1.58	1.59	1.60
Fuel oil	0.24	0.12	0.12
LPG	0.62	0.59	0.58
Lubricants	0.09	0.09	0.08
Petrochemical feedstock	1.24	0.89	1.17
Other	11.28	11.59	13.37
Rest of Europe	9.33	9.69	8.29
Gasoline	1.73	1.80	1.51
Gasoil	4.23	4.48	3.98
Jet fuel/kerosene	0.51	0.55	0.65
Fuel oil	0.22	0.18	0.17
LPG	0.12	0.14	0.10
Lubricants	0.09	0.09	0.09
Other	2.43	2.45	1.79
Extra Europe	0.40	0.42	0.42
LPG	0.39	0.41	0.41
Lubricants	0.01	0.01	0.01
Worldwide
Gasoline	3.94	3.80	3.48
Gasoil	12.65	12.09	11.62
Jet fuel/kerosene	2.09	2.14	2.25
Fuel oil	0.46	0.30	0.29
LPG	1.13	1.14	1.09
Lubricants	0.19	0.19	0.18
Petrochemical feedstock	1.24	0.89	1.17
Other	13.71	14.04	15.16
Total sales	35.41	34.59	35.24

Contents

Eni Fact Book
Refining & Marketing

Sales in Italy and outside Italy by market	(mmtonnes)	2013	2014	2015

Retail	6.64	6.14	5.96
Wholesale	8.37	7.57	7.84
	15.01	13.71	13.80
Petrochemicals	1.24	0.89	1.17
Other markets	9.43	9.89	11.56
Sales in Italy	25.68	24.49	26.53
Retail rest of Europe	3.05	3.07	2.93
Wholesale rest of Europe	4.56	4.60	3.83
Wholesale outside Europe	0.10	0.43	0.43
Retail and wholesale sales outside Italy	7.71	8.10	7.19
Other markets	2.02	2.00	1.52
Sales outside Italy	9.73	10.10	8.71
Total sales	35.41	34.59	35.24

Retail and wholesale sales of refined products	(mmtonnes)	2013	2014	2015

Italy	15.01	13.71	13.80
Retail sales	6.64	6.14	5.96
Gasoline	1.96	1.71	1.60
Gasoil	4.33	4.07	3.96
LPG	0.32	0.32	0.36
Other	0.03	0.04	0.04
Wholesale sales	8.37	7.57	7.84
Gasoil	4.09	3.54	3.69
Fuel oil	0.24	0.12	0.12
LPG	0.30	0.28	0.22
Gasoline	0.25	0.30	0.38
Lubricants	0.09	0.09	0.07
Bunker	1.00	0.91	1.07
Jet fuel	1.58	1.59	1.60
Other	0.82	0.74	0.69
Outside Italy (retail + wholesale)	7.71	8.10	7.19
Gasoline	1.73	1.80	1.51
Gasoil	4.23	4.48	3.98
Jet fuel	0.51	0.56	0.65
Fuel oil	0.22	0.18	0.17
Lubricants	0.10	0.10	0.10
LPG	0.51	0.55	0.51
Other	0.41	0.43	0.27
Total	22.72	21.81	20.99

Number of service stations	2013	2014	2015

Italy	(units)	4,762	4,592	4,420
Ordinary stations		4,636	4,468	4,297
Highway stations		126	124	123
Outside Italy		1,624	1,628	1,426
Germany		460	469	472
France		169	160	154
Austria/Switzerland		585	591	604
Eastern Europe		410	408	196
Service stations selling Blu products		5,021	5,749	4,466
"Multi-Energy" service stations		6	6	6
Service stations selling LPG and natural gas		1,024	1,206	1,176
Non-oil sales	(euro million)	151	151	143

Contents

Eni Fact Book
Refining & Marketing

Average throughput	(kliters/No. of service stations)	2013	2014	2015

Italy	1,657	1,534	1,569
Germany	3,279	3,299	3,351
France	2,194	2,139	2,244
Austria/Switzerland	1,890	1,891	1,923
Eastern Europe	2,044	1,979	1,802
Average throughput	1,828	1,725	1,754

Market shares in Italy	(%)	2013	2014	2015

Retail	27.5	25.6	24.5
Gasoline	24.8	22.3	21.1
Gasoil	29.6	27.9	26.5
LPG (automotive)	20.8	20.1	22.2
Lubricants	30.4	25.1	24.5
Wholesale	28.8	26.4	27.5
Gasoil	32.7	27.1	27.1
Fuel oil	17.5	13.6	11.1
Bunker	39.4	39.1	40.8
Lubricants	23.5	23.2	19.4
Domestic market share	28.3	26.3	26.2

Retail market shares outside Italy	(%)	2013	2014	2015

Central Europe
Austria	11.9	12.1	12.6
Switzerland	7.3	7.3	8.3
Germany	3.2	3.2	3.3
France	0.9	0.8	0.8
Eastern Europe
Hungary	11.7	11.9	12.1
Czech Republic	9.8	8.9	8.5
Slovakia	9.7	9.5	9.1
Slovenia	2.3	2.4	2.4

Capital expenditure	(euro million)	2013	2014	2015

Italy	598	466	349
Outside Italy	74	71	59
	672	537	408
Refining, supply and logistic	497	362	282
Italy	491	357	274
Outside Italy	6	5	8
Marketing	175	175	126
Italy	107	109	75
Outside Italy	68	66	51
	672	537	408

Contents

Eni Fact Book
Financial Data

Financial Data

Profit and loss account	(euro million)	2013	2014	2015

Net sales from operations	98,547	93,187	67,740
Other income and revenues	1,117	1,039	1,205
Total revenues	99,664	94,226	68,945
Purchases, services and other	(78,108)	(74,067)	(53,983)
Payroll and related costs	(2,657)	(2,572)	(2,778)
Total operating expenses	(80,765)	(76,639)	(56,761)
Other operating income (expense)	(71)	145	(485)
Depreciation, depletion, amortization and impairments	(10,961)	(10,147)	(14,480)
Operating profit (loss)	7,867	7,585	(2,781)
Finance (expense) income	(999)	(1,181)	(1,323)
Net income from investments	6,083	469	124
Profit (loss) before income taxes	12,951	6,873	(3,980)
Income taxes	(9,055)	(6,681)	(3,147)
Tax rate (%)	69.9	97.2	..
Net profit (loss) - continuing operations	3,896	192	(7,127)
Attributable to:
- Eni’s shareholders	3,472	101	(7,680)
- Non-controlling interest	424	91	553
Net profit (loss) - discontinued operations	1,063	658	(2,251)
Attributable to:
- Eni’s shareholders	1,688	1,190	(1,103)
- Non-controlling interest	(625)	(532)	(1,148)
Net profit (loss)	4,959	850	(9,378)
Attributable to:
- Eni’s shareholders	5,160	1,291	(8,783)
- Non-controlling interest	(201)	(441)	(595)
Net profit (loss) attributable to Eni’s shareholders - continuing operations	3,472	101	(7,680)
Exclusion of inventory holding (gains) losses	291	890	561
Exclusion of special items	(1,264)	1,209	6,421
Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations	2,499	2,200	(698)
Adjusted net profit (loss) attributable to Eni’s shareholders - discontinued operations	1,931	1,507	1,134
Adjusted net profit (loss) attributable to Eni’s shareholders	4,430	3,707	436

Performance on a standalone basis	(euro million)	2013	2014	2015

Operating profit (loss) - continuing operations	7,867	7,585	(2,781)
Exclusion of inventory holding (gains) losses	503	1,290	814
Exclusion of special items	2,910	1,572	5,762
Adjusted operating profit (loss) - continuing operations	11,280	10,447	3,795
Reinstatement of intercompany transactions vs. discontinued operations	1,856	995	309
Adjusted operating profit (loss) - continuing operations on a standalone basis	13,136	11,442	4,104
Net profit (loss) attributable to Eni’s shareholders - continuing operations	3,472	101	(7,680)
Exclusion of inventory holding (gains) losses	291	890	561
Exclusion of special items	(1,264)	1,209	6,421
Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations	2,499	2,200	(698)
Reinstatement of intercompany transactions vs. discontinued operations	1,355	1,654	1,032
Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis	3,854	3,854	334
Tax rate (%)	63.2	65.3	93.0

Contents

Eni Fact Book
Financial Data

Summarized Group Balance Sheet	(euro million)	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015

Fixed assets
Property, plant and equipment	63,763	71,962	63,795
Inventories - Compulsory stock	2,573	1,581	909
Intangible assets	3,876	3,645	2,433
Equity-accounted investments and other investments	6,180	5,130	3,263
Receivables and securities held for operating purposes	1,339	1,861	2,026
Net payables related to capital expenditure	(1,255)	(1,971)	(1,276)
	76,476	82,208	71,150
Net working capital
Inventories	7,939	7,555	3,910
Trade receivables	21,212	19,709	12,022
Trade payables	(15,584)	(15,015)	(9,345)
Tax payables and provisions for net deferred tax liabilities	(3,062)	(1,865)	(3,133)
Provisions	(13,120)	(15,898)	(15,266)
Other current assets and liabilities	1,274	222	1,804
	(1,341)	(5,292)	(10,008)
Provisions for employee post-retirement benefits	(1,279)	(1,313)	(1,056)
Discontinued operations and assets held for sale including related liabilities	2,156	291	10,446
CAPITAL EMPLOYED, NET	76,012	75,894	70,532
Shareholders’ equity
Attributable to: - Eni’s shareholders	58,210	59,754	51,753
Attributable to: - non-controlling interest	2,839	2,455	1,916
	61,049	62,209	53,669
Net borrowings	14,963	13,685	16,863
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	76,012	75,894	70,532

Summarized Group Cash Flow Statement	(euro million)	2013	2014	2015

Net profit (loss) - continuing operations	3,896	192	(7,127)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
- depreciation, depletion and amortization and other non monetary items	8,917	10,919	15,521
- net gains on disposal of assets	(3,877)	(99)	(559)
- dividends, interest, taxes and other changes	9,203	6,822	3,259
Changes in working capital related to operations	121	2,148	4,450
Dividends received, taxes paid, interest (paid) received during the period	(9,128)	(6,820)	(4,363)
Net cash provided by operating activities - continuing operations	9,132	13,162	11,181
Net cash provided by operating activities - discontinued operations	1,894	1,948	722
Net cash provided by operating activities	11,026	15,110	11,903
Capital expenditure - continuing operations	(11,584)	(11,264)	(10,775)
Capital expenditure - discontinued operations	(1,216)	(976)	(781)
Capital expenditure	(12,800)	(12,240)	(11,556)
Investments and purchase of consolidated subsidiaries and businesses	(317)	(408)	(228)
Disposals	6,360	3,684	2,258
Other cash flow related to capital expenditure, investments and disposals	(243)	435	(1,351)
Free cash flow	4,026	6,581	1,026
Borrowings (repayment) of debt related to financing activities	(3,981)	(414)	(300)
Changes in short and long-term financial debt	1,715	(628)	2,126
Dividends paid and changes in non-controlling interests and reserves	(4,225)	(4,434)	(3,477)
Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(40)	78	(789)
NET CASH FLOW	(2,505)	1,183	(1,414)
NET CASH PROVIDED BY OPERATING ACTIVITIES ON A STANDALONE BASIS	10,818	14,378	12,189

Contents

Eni Fact Book
Financial Data

Change in net borrowings	(euro million)	2013	2014	2015

Free cash flow	4,026	6,581	1,026
Net borrowings of acquired companies	(21)	(19)
Net borrowings of divested companies	(23)		83
Exchange differences on net borrowings and other changes	349	(850)	(810)
Dividends paid and changes in non-controlling interest and reserves	(4,225)	(4,434)	(3,477)
CHANGE IN NET BORROWINGS	106	1,278	(3,178)

Net sales from operations	(euro million)	2013	2014	2015

Exploration & Production	31,264	28,488	21,436
Gas & Power	79,619	73,434	52,096
Refining & Marketing	27,201	24,330	18,458
Corporate and other activities	1,496	1,429	1,468
Impact of unrealized intragroup profit elimination	18	54
Consolidation adjustment	(41,051)	(34,548)	(25,718)
	98,547	93,187	67,740

Net sales to customers	(euro million)	2013	2014	2015

Exploration & Production	13,046	11,870	9,321
Gas & Power	61,476	59,183	42,179
Refining & Marketing	23,852	21,921	16,086
Corporate and other activities	155	159	154
Impact of unrealized intragroup profit elimination	18	54
	98,547	93,187	67,740

Net sales by geographic area of destination	(euro million)	2013	2014	2015

Italy	29,049	26,921	22,366
Other EU Countries	28,966	27,112	18,637
Rest of Europe	10,849	11,729	6,934
Americas	5,259	5,658	4,156
Asia	13,886	12,683	8,936
Africa	9,990	8,776	6,470
Other areas	548	308	241
Total outside Italy	69,498	66,266	45,374
	98,547	93,187	67,740

Net sales by geographic area of origin	(euro million)	2013	2014	2015

Italy	65,527	63,057	43,851
Other EU Countries	12,495	11,210	8,943
Rest of Europe	3,194	3,215	2,561
Africa	11,069	10,023	7,629
Americas	3,783	3,528	2,893
Asia	2,135	1,848	1,631
Other areas	344	306	232
Total outside Italy	33,020	30,130	23,889
	98,547	93,187	67,740

Contents

Eni Fact Book
Financial Data

Purchases, services and other	(euro million)	2013	2014	2015

Production costs - raw, ancillary and consumable materials and goods	62,226	58,655	37,801
Production costs - services	12,044	11,443	12,389
Operating leases and other	2,606	2,635	2,189
Net provisions	709	312	634
Other expenses	904	1,349	1,387
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(381)	(327)	(417)
	78,108	74,067	53,983

Principal accountant fees and services	(euro thousand)	2013	2014	2015

Audit fees	28,023	27,607	33,752
Audit-related fees	1,574	1,287	1,138
Tax fees	21	11	3
	29,618	28,905	34,893

Payroll and related costs	(euro million)	2013	2014	2015

Wages and salaries	2,112	2,319	2,391
Social security contributions	372	367	378
Cost related to defined benefit plans and defined contribution plans	62	69	82
Other costs	335	144	166
less:
capitalized direct costs associated with self-constructed tangible and intangible assets	(224)	(327)	(239)
	2,657	2,572	2,778

Depreciation, depletion, amortization and impairments	(euro million)	2013	2014	2015

Exploration & Production	7,810	8,473	8,902
Gas & Power	413	335	363
Refining & Marketing	345	282	346
Corporate and other activities	62	70	71
Impact of unrealized intragroup profit elimination	(25)	(26)	(28)
Total depreciation, depletion and amortization	8,605	9,134	9,654
Exploration & Production	19	690	4,502
Gas & Power	1,685	25	152
Refining & Marketing	633	284	152
Corporate and other activities	19	14	20
Total impairments	2,356	1,013	4,826
	10,961	10,147	14,480

Operating profit by segment	(euro million)	2013	2014	2015

Exploration & Production	14,868	10,766	(144)
Gas & Power	(2,923)	64	(1,258)
Refining & Marketing	(1,534)	(2,107)	(552)
Corporate and other activities	(736)	(518)	(497)
Impact of unrealized intragroup profit elimination	(1,808)	(620)	(330)
	7,867	7,585	(2,781)

Contents

Eni Fact Book
Financial Data

Non-GAAP measure

Reconciliation of reported operating profit and reported net profit to results on an adjusted standalone basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).
In consideration of the relevance of the discontinued operations on 2015 financial accounting, in order to remove the misrepresentation of IFRS 5 the adjusted performances exclude the above mentioned inventory holding gain or loss and the special items as well as gains and losses of the discontinued operations earned from both third parties and the Group’s continuing operations, actually determining the derecognition of the two disposal group. These measures are: standalone adjusted operating profit, standalone adjusted net profit and standalone cash flow from operations. In the following tables are represented: operating profit and adjusted net profit on a standalone basis and on single segment basis as well as the reconciliation of net profit attributable to Eni’s shareholders of continuing operations. It is also provided the reconciliation of operating cash flow.

Contents

Eni Fact Book
Financial Data

(euro million)

2013	Discontinued operations

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	Group	Engineering & Construction and Chemicals	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on a standalone basis

Reported operating profit (loss)	14,868	(2,923)	(1,534)	(736)	(98)	(727)	38	8,888	825	(1,846)	(1,021)	7,867		9,713
Exclusion of inventory holding (gains) losses		192	220			213	91	716	(213)		(213)	503		503
Exclusion of special items:
environmental charges		(1)	93	52		61		205	(61)		(61)	144		144
asset impairments	19	1,685	633	19		44		2,400	(44)		(44)	2,356		2,356
gains on disposal of assets	(283)	1	(9)	(3)	107			(187)	(107)		(107)	(294)		(294)
risk provisions	7	292		31		4		334	(4)		(4)	330		330
provision for redundancy incentives	52	10	91	92	2	23		270	(25)		(25)	245		245
commodity derivatives	(2)	317	1		(1)			315	1	(1)		315		316
exchange rate differences and derivatives	(2)	(218)	30			(5)		(195)	5	(9)	(4)	(199)		(190)
other	(16)	23	3	3	(109)			(96)	109		109	13		13
Special items of operating profit (loss)	(225)	2,109	842	194	(1)	127		3,046	(126)	(10)	(136)	2,910		2,920
Adjusted operating profit (loss)	14,643	(622)	(472)	(542)	(99)	(387)	129	12,650	486	(1,856)	(1,370)	11,280	1,856	13,136
Net finance (expense) income (b)	(264)	14	(6)	(567)	(5)	(2)		(830)	7	16	23	(807)		(823)
Net income (expense) from investments (b)	367	70	56	291	2			786	(2)		(2)	784		784
Income taxes (b)	(8,796)	299	176	129	(151)	51	(90)	(8,382)	100	(53)	47	(8,335)		(8,282)
Tax rate (%)	59.7	..	..		..			66.5				74.0		63.2
Adjusted net profit (loss)	5,950	(239)	(246)	(689)	(253)	(338)	39	4,224	591	(1,893)	(1,302)	2,922	1,893	4,815
of which attributable to:
- non-controlling interest								(206)			629	423	538	961
- Eni’s shareholders								4,430			(1,931)	2,499	1,355	3,854
Reported net profit (loss) attributable to Eni’s shareholders								5,160			(1,688)	3,472		3,472
Exclusion of inventory holding (gains) losses								438			(147)	291		291
Exclusion of special items								(1,168)			(96)	(1,264)		(1,264)
Reinstatement of intercompany transactions vs. discontinued operations														1,355
Adjusted net profit (loss) attributable to Eni’s shareholders								4,430			(1,931)	2,499		3,854

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

Contents

Eni Fact Book
Financial Data

(euro million)

2014	Discontinued operations

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	Group	Engineering & Construction and Chemicals	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on a standalone basis

Reported operating profit (loss)	10,766	64	(2,107)	(518)	18	(704)	398	7,917	686	(1,018)	(332)	7,585		8,603
Exclusion of inventory holding (gains) losses		(119)	1,576			170	(167)	1,460	(170)		(170)	1,290		1,290
Exclusion of special items:
environmental charges			111	41		27		179	(27)		(27)	152		152
asset impairments	692	25	284	14	420	96		1,531	(516)		(516)	1,015		1,015
gains on disposal of assets	(76)		(2)	3	2	45		(28)	(47)		(47)	(75)		(75)
risk provisions	(5)	(42)		12	25			(10)	(25)		(25)	(35)		(35)
provision for redundancy incentives	24	9	(4)	(25)	5			9	(5)		(5)	4		4
commodity derivatives	(28)	(38)	38		9	3		(16)	(12)	12		(16)		(28)
exchange rate differences and derivatives	6	205	14			4		229	(4)	11	7	236		225
other	172	64	25	30		12		303	(12)		(12)	291		291
Special items of operating profit (loss)	785	223	466	75	461	187		2,197	(648)	23	(625)	1,572		1,549
Adjusted operating profit (loss)	11,551	168	(65)	(443)	479	(347)	231	11,574	(132)	(995)	(1,127)	10,447	995	11,442
Net finance (expense) income (b)	(287)	7	(9)	(564)	(6)	(3)		(862)	9	30	39	(823)		(853)
Net income (expense) from investments (b)	323	49	67	(156)	21	(3)		301	(18)		(18)	283		283
Income taxes (b)	(7,164)	(138)	(34)	311	(185)	75	(79)	(7,214)	110	(60)	50	(7,164)		(7,104)
Tax rate (%)	61.8	61.6	..		37.4			65.5				72.3		65.3
Adjusted net profit (loss)	4,423	86	(41)	(852)	309	(278)	152	3,799	(31)	(1,025)	(1,056)	2,743	1,025	3,768
of which attributable to:
- non-controlling interest								92			451	543	(629)	(86)
- Eni’s shareholders								3,707			(1,507)	2,200	1,654	3,854
Reported net profit (loss) attributable to Eni’s shareholders								1,291			(1,190)	101		101
Exclusion of inventory holding (gains) losses								1,008			(118)	890		890
Exclusion of special items								1,408			(199)	1,209		1,209
Reinstatement of intercompany transactions vs. discontinued operations														1,654
Adjusted net profit (loss) attributable to Eni’s shareholders								3,707			(1,507)	2,200		3,854

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

Contents

Eni Fact Book
Financial Data

(euro million)

2015	Discontinued operations

Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	Group	Engineering & Construction and Chemicals	Consolidation adjustments	TOTAL	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on a standalone basis

Reported operating profit (loss)	(144)	(1,258)	(552)	(497)	(694)	(1,393)	(23)	(4,561)	2,087	(307)	1,780	(2,781)		(2,474)
Exclusion of inventory holding (gains) losses		132	555			322	127	1,136	(322)		(322)	814		814
Exclusion of special items:
environmental charges			116	88		21		225	(21)		(21)	204		204
asset impairments	4,502	152	152	20	590	1,376		6,792	(1,966)		(1,966)	4,826		4,826
gains on disposal of assets	(414)		(5)	4	1	(3)		(417)	2		2	(415)		(415)
risk provisions		226	7	(10)		(12)		211	12		12	223		223
provision for redundancy incentives	15	6	5	1	12	3		42	(15)		(15)	27		27
commodity derivatives	12	90	72		(6)	(4)		164	10	(10)		164		174
exchange rate differences and derivatives	(59)	(9)				5		(63)	(5)	8	3	(60)		(68)
other	196	535	37	25		(7)		786	7		7	793		793
Special items of operating profit (loss)	4,252	1,000	384	128	597	1,379		7,740	(1,976)	(2)	(1,978)	5,762		5,764
Adjusted operating profit (loss)	4,108	(126)	387	(369)	(97)	308	104	4,315	(211)	(309)	(520)	3,795	309	4,104
Net finance (expense) income (b)	(286)	11	(12)	(686)	(5)	10		(968)	(5)	18	13	(955)		(973)
Net income (expense) from investments (b)	253	(2)	72	285	17	(3)		622	(14)		(14)	608		608
Income taxes (b)	(3,323)	(51)	(165)	107	(212)	(85)	(47)	(3,776)	297	(62)	235	(3,541)		(3,479)
Tax rate (%)	81.5	..	36.9		..			95.1				..		93.0
Adjusted net profit (loss)	752	(168)	282	(663)	(297)	230	57	193	67	(353)	(286)	(93)	353	260
of which attributable to:
- non-controlling interest								(243)			848	605	(679)	(74	) (*)
- Eni’s shareholders								436			(1,134)	(698)	1,032	334
Reported net profit (loss) attributable to Eni’s shareholders								(8,783)			1,103	(7,680)		(7,680)
Exclusion of inventory holding (gains) losses								782			(221)	561		561
Exclusion of special items								8,437			(2,016)	6,421		6,421
Reinstatement of intercompany transactions vs. discontinued operations														1,032
Adjusted net profit (loss) attributable to Eni’s shareholders								436			(1,134)	(698)		334
(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.
(*) Represents the reinstatement of fiscal impacts and does not refer to non-controlling interests.

(euro million)	2013	2014	2015

Net cash provided by operating activities	11,026	15,110	11,903
Net cash provided by operating activities - discontinued operations	1,894	1,948	722
Net cash provided by operating activities - continuing operations	9,132	13,162	11,181
Reinstatement of intercompany transactions vs. discontinued operations	1,686	1,225	1,008
Net cash provided by operating activities on a standalone basis	10,818	14,387	12,189

Contents

Eni Fact Book
Financial Data

Breakdown of special items	(euro million)	2013	2014	2015

Special items of operating profit (loss)	3,046	2,197	7,740
- environmental charges	205	179	225
- asset impairments	2,400	1,531	6,792
- gains on disposal of assets	(187)	(28)	(417)
- risk provisions	334	(10)	211
- provision for redundancy incentives	270	9	42
- commodity derivatives	315	(16)	164
- exchange rate differences and derivatives	(195)	229	(63)
- other	(96)	303	786
Net finance (income) expense	179	203	282
of which:
exchange rate differences and derivatives	195	(229)	63
Net income (expense) from investments	(5,299)	(189)	471
of which:
gains on disposals of assets	(3,599)	(159)	(33)
impairments/revaluation of equity investments	(1,682)	(38)	489
Income taxes	901	(270)	297
of which:
impairment of deferred tax assets of Italian subsidiaries	954	976	851
other net tax refund	(824)
deferred tax adjustment on PSAs	490	69
impairment of deferred tax assets of upstream business			860
taxes on special items of operating profit (loss) and other special items	(543)	(491)	(1,414)
Total special items of net profit (loss)	(1,173)	1,941	8,790
attributable to:
- non-controlling interest	(5)	533	353
- Eni’s shareholders	(1,168)	1,408	8,437
of which:
Total special items of discontinued operations	96	199	2,016
Impairment due to FV evaluation			1,969
Financial derivative on the disposal of 12.5% interest in Saipem			49
Other net special items	96	199	(2)

Adjusted operating profit by segment	(euro million)	2013	2014	2015

Exploration & Production	14,643	11,551	4,108
Gas & Power	(622)	168	(126)
Refining & Marketing	(472)	(65)	387
Corporate and other activities	(542)	(443)	(369)
Impact of unrealized intragroup profit elimination	(1,727)	(764)	(205)
	11,280	10,447	3,795

Adjusted net profit by segment	(euro million)	2013	2014	2015

Exploration & Production	5,950	4,423	752
Gas & Power	(239)	86	(168)
Refining & Marketing	(246)	(41)	282
Corporate and other activities	(689)	(852)	(663)
Impact of unrealized intragroup profit elimination	(1,854)	(873)	(296)
	2,922	2,743	(93)
of which attributable to:
non-controlling interest	423	543	605
Eni’s shareholders	2,499	2,200	(698)

Contents

Eni Fact Book
Financial Data

Finance income (expense)	(euro million)	2013	2014	2015

Exchange differences, net	24	(408)	(351)
Finance income (expense) related to net borrowings and other	(865)	(812)	(1,009)
Net income from securities	8	9	9
Financial expense due to the passage of time (accretion discount)	(240)	(292)	(291)
Income (expense) on derivatives	(92)	165	160
less:
Finance expense capitalized	166	157	159
	(999)	(1,181)	(1,323)
of which, net income from receivables and securities held for financing operating activities and interest on tax credits	57	110	105

Income (expense on) from investments	(euro million)	2013	2014	2015

Share of profit of equity-accounted investments	294	188	146
Share of loss of equity-accounted investments	(84)	(79)	(591)
Gains on disposals	3,598	160	164
Dividends	400	384	402
Decreases (increases) in the provision for losses on investments	10	(5)	(7)
Other income (expense), net	1,865	(179)	10
	6,083	469	124

Property, plant and equipment by segment	(euro million)	2013	2014	2015

Property, plant and equipment, gross
Exploration & Production	107,329	129,331	147,553
Gas & Power	5,763	5,985	6,169
Refining & Marketing	17,383	17,355	17,629
Chemicals	5,898	6,070
Engineering & Construction	12,774	13,657
Corporate and other activities	2,111	2,201	1,854
Impact of unrealized intragroup profit elimination	(490)	(572)	(656)
	150,768	174,027	172,549
Property, plant and equipment, net
Exploration & Production	48,134	56,654	57,608
Gas & Power	1,969	1,985	1,882
Refining & Marketing	4,575	4,460	4,341
Chemicals	1,105	1,193
Engineering & Construction	7,928	7,616
Corporate and other activities	394	452	418
Impact of unrealized intragroup profit elimination	(342)	(398)	(454)
	63,763	71,962	63,795

Capital expenditure by segment	(euro million)	2013	2014	2015

Exploration & Production	10,475	10,524	10,234
Gas & Power	229	172	154
Refining & Marketing	672	537	408
Corporate and other activities	211	113	64
Impact of unrealized intragroup profit elimination	(3)	(82)	(85)
Capital expenditure - continuing operations	11,584	11,264	10,775
Capital expenditure - discontinued operations	1,216	976	781
Capital expenditure	12,800	12,240	11,556
Investments	317	408	228
Capital expenditure and investments	13,117	12,648	11,784

Contents

Eni Fact Book
Financial Data

Capital expenditure by geographic area of origin	(euro million)	2013	2014	2015

Italy	1,763	1,544	1,152
Other European Union Countries	875	530	423
Rest of Europe	1,419	1,375	1,124
Africa	4,528	4,832	5,103
Americas	1,248	1,070	699
Asia	1,612	1,787	2,242
Other areas	139	126	32
Total outside Italy	9,821	9,720	9,623
Capital expenditure - continuing operations	11,584	11,264	10,775
Italy	281	241	196
Other European Union Countries	214	323	306
Rest of Europe	134	32	49
Africa	28	32	11
Americas	258	126	53
Asia	187	187	140
Other areas	114	35	26
Total outside Italy	935	735	585
Capital expenditure - discontinued operations	1,216	976	781
Capital expenditure	12,800	12,240	11,556

Net borrowings	(euro million)

Debt and bonds	Cash and cash equivalents	Securities held for trading and other securities held for non-operating purposes	Financing receivables held for non-operating purposes	Total

2013
Short-term debt	4,685	(5,431)	(5,037)	(129)	(5,912)
Long-term debt	20,875				20,875
	25,560	(5,431)	(5,037)	(129)	14,963
2014
Short-term debt	6,575	(6,614)	(5,037)	(555)	(5,631)
Long-term debt	19,316				19,316
	25,891	(6,614)	(5,037)	(555)	13,685
2015
Short-term debt	8,383	(5,200)	(5,028)	(685)	(2,530)
Long-term debt	19,393				19,393
	27,776	(5,200)	(5,028)	(685)	16,863

Contents

Eni Fact Book
Employees

Employees

Employees at year end (*)	(units)	2013	2014	2015

Exploration & Production	Italy	4,133	4,534	4,572
	Outside Italy	8,219	8,243	8,249
		12,352	12,777	12,821
Gas & Power	Italy	2,310	2,067	2,023
	Outside Italy	2,652	2,494	2,461
		4,962	4,561	4,484
Refining & Marketing	Italy	5,777	4,810	4,475
	Outside Italy	2,315	1,631	1,377
		8,092	6,441	5,852
Corporate and other activities	Italy	5,407	5,320	5,650
	Outside Italy	157	304	246
		5,564	5,624	5,896
Total employees at year end	Italy	17,627	16,731	16,720
	Outside Italy	13,343	12,672	12,333
		30,970	29,403	29,053
of which: senior managers		970	958	947

(*) The number of employees at period end differs from the number reported in the tables "2015 performance" at pages 14-16, because the latters do not include equity accounted entities.

Contents

Eni Fact Book
Supplemental oil and gas information

Supplemental oil and gas information

Oil and natural gas reserves

Eni’s criteria concerning evaluation and classification of proved developed and undeveloped reserves follow Regulation S-X 4-10 of the US Securities and Exchange Commission and have been disclosed in accordance with FASB Extractive Activities - Oil & Gas (Topic 932).
Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

In 2015, the average price for the marker Brent crude oil was $54 per barrel. Net proved reserves exclude interests and royalties owned by others. Proved reserves are classified as either developed or undeveloped. Developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Since 1991, Eni has requested qualified independent oil engineering companies to carry out an independent evaluation of part of its proved reserves on a rotational basis. The description of qualifications of the person primarily responsible of the reserves audit is included in the third party audit report[1]. In the preparation of their reports, independent evaluators rely, without independent verification, upon data furnished by Eni with respect to property interest, production, current costs of operation and development, sale agreements, prices and other factual information and data that were accepted as represented by the independent evaluators. These data, equally used by Eni in its internal process, include logs, directional surveys, core and PVT (Pressure Volume Temperature) analysis, maps, oil/gas/water production/injection data of wells, reservoir studies and technical analysis relevant to field performance, long-term development plans, future capital and operating costs. In order to calculate the economic value of Eni equity reserves, actual prices applicable to hydrocarbon sales, price adjustments required by applicable contractual arrangements, and other pertinent information are provided.

In 2015, Ryder Scott Company, DeGolyer and MacNaughton and Gaffney, Cline & Associates[2] provided an independent evaluation of about 31% of Eni’s total proved reserves as of December 31, 2015[3], confirming, as in previous years, the reasonableness of Eni’s internal evaluations. In the three-year period from 2013 to 2015, 86% of Eni’s total proved reserves were subject to independent evaluation.

As of December 31, 2015, the principal properties not subjected to independent evaluation in the last three years are Kashagan (Kazakhstan) and Cafc-Mle (Algeria). Eni operates under production sharing agreements, in several of the foreign jurisdictions where it has oil and gas exploration and production activities. Reserves of oil and natural gas to which Eni is entitled under PSAs arrangements are shown in accordance with Eni’s economic interest in the volumes of oil and natural gas estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but settled by its joint venture partners (which are state-owned entities) out of Eni’s share of production and Eni’s net equity share after cost recovery.

Proved oil and gas reserves associated with PSAs represented 51%, 50% and 52% of total proved reserves as of December 31, 2013, 2014 and 2015, respectively, on an oil-equivalent basis. Similar effects as PSAs apply to service and "buy-back" contracts; proved reserves associated with such contracts represented 3%, 3% and 5% of total proved reserves on an oil-equivalent basis as of December 31, 2013, 2014 and 2015, respectively. Oil and gas reserves quantities include: (i) oil and natural gas quantities in excess of cost recovery which the Company has an obligation to purchase under certain PSAs with governments or authorities, whereby the Company serves as producer of reserves. Reserves volumes associated with oil and gas deriving from such obligation represent 1%, 0.6% and 0.6% of total proved reserves as of December 31, 2013, 2014 and 2015, respectively, on an oil equivalent basis; (ii) volumes of natural gas used for own consumption; and (iii) the quantities of hydrocarbons related to the Angola LNG plant. Numerous uncertainties are inherent in estimating quantities of proved reserves, in projecting future productions and development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and evaluation. The results of drilling, testing and production after the date of the estimate may require substantial upward or downward revisions. In addition, changes in oil and natural gas prices have an effect on the quantities of Eni’s proved reserves since estimates of reserves are based on prices and costs relevant to the date when such estimates are made. Consequently, the evaluation of reserves could also significantly differ from actual oil and natural gas volumes that will be produced. The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas as of December 31, 2013, 2014 and 2015.

(1) From 1991 to 2002 DeGolyer and MacNaughton, from 2003 also Ryder Scott and from 2015 also Gaffney, Cline & Associates.
(2) The reports of independent engineers are available on Eni website eni.com, section Publications/Annual Report 2015.
(3) Including reserves of equity-accounted entities.

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved hydrocarbons reserves

(mmboe)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	524	591	1,915	1,048	1,041	184	236	128	5,667
of which: developed	406	349	1,080	716	458	108	170	107	3,394
of which: undeveloped	118	242	835	332	583	76	66	21	2,273
Purchase of minerals in place			4						4
Revisions of previous estimates	38	35	59	169	30	81	37	59	508
Improved recovery				5					5
Extensions and discoveries	4	1	6	53		38	6		108
Production	(67)	(57)	(201)	(120)	(36)	(40)	(39)	(11)	(571)
Sales of minerals in place		(13)							(13)
Reserves at December 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
Equity-accounted entities
Reserves at December 31, 2012			20	81		668	730		1,499
of which: developed			20			82	20		122
of which: undeveloped				81		586	710		1,377
Purchase of minerals in place
Revisions of previous estimates			1	(5)		4
Improved recovery
Extensions and discoveries
Production			(2)	(1)		(13)	(4)		(20)
Sales of minerals in place						(652)			(652)
Reserves at December 31, 2013			19	75		7	726		827

Reserves at December 31, 2013	499	557	1,802	1,230	1,035	270	966	176	6,535
Developed	408	343	1,022	701	566	93	171	123	3,427
consolidated subsidiaries	408	343	1,003	701	566	90	153	123	3,387
equity-accounted entities			19			3	18		40
Undeveloped	91	214	780	529	469	177	795	53	3,108
consolidated subsidiaries	91	214	780	454	469	173	87	53	2,321
equity-accounted entities				75		4	708		787

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved hydrocarbons reserves

(mmboe)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	499	557	1,783	1,155	1,035	263	240	176	5,708
of which: developed	408	343	1,003	701	566	90	153	123	3,387
of which: undeveloped	91	214	780	454	469	173	87	53	2,321
Purchase of minerals in place		4							4
Revisions of previous estimates	68	53	154	110	64	45	26	(7)	513
Improved recovery			3	1	2				6
Extensions and discoveries	1	1	5	98		11	8		124
Production	(65)	(70)	(205)	(118)	(32)	(34)	(42)	(9)	(575)
Sales of minerals in place		(1)		(7)					(8)
Reserves at December 31, 2014	503	544	1,740	1,239	1,069	285	232	160	5,772
Equity-accounted entities
Reserves at December 31, 2013			19	75		7	726		827
of which: developed			19			3	18		40
of which: undeveloped				75		4	708		787
Purchase of minerals in place
Revisions of previous estimates			(1)	7			5		11
Improved recovery
Extensions and discoveries
Production			(2)	(1)		(2)	(3)		(8)
Sales of minerals in place
Reserves at December 31, 2014			16	81		5	728		830

Reserves at December 31, 2014	503	544	1,756	1,320	1,069	290	960	160	6,602
Developed	401	335	919	725	589	115	214	135	3,433
consolidated subsidiaries	401	335	904	702	589	112	188	135	3,366
equity-accounted entities			15	23		3	26		67
Undeveloped	102	209	837	595	480	175	746	25	3,169
consolidated subsidiaries	102	209	836	537	480	173	44	25	2,406
equity-accounted entities			1	58		2	702		763

Contents

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Supplemental oil and gas information

Movements in net proved hydrocarbons reserves

(mmboe)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2015
Consolidated subsidiaries
Reserves at December 31, 2014	503	544	1,740	1,239	1,069	285	232	160	5,772
of which: developed	401	335	904	702	589	112	188	135	3,366
of which: undeveloped	102	209	836	537	480	173	44	25	2,406
Purchase of minerals in place
Revisions of previous estimates	23	19	168	169	164	163	76	(1)	781
Improved recovery			2						2
Extensions and discoveries	1		24	14		21	6		66
Production	(62)	(68)	(240)	(124)	(35)	(47)	(44)	(9)	(629)
Sales of minerals in place				(16)			(1)		(17)
Reserves at December 31, 2015	465	495	1,694	1,282	1,198	422	269	150	5,975
Equity-accounted entities
Reserves at December 31, 2014			16	81		5	728		830
of which: developed			15	23		3	26		67
of which: undeveloped			1	58		2	702		763
Purchase of minerals in place
Revisions of previous estimates				6		1	91		98
Improved recovery
Extensions and discoveries
Production			(2)			(2)	(9)		(13)
Sales of minerals in place
Reserves at December 31, 2015			14	87		4	810		915

Reserves at December 31, 2015	465	495	1,708	1,369	1,198	426	1,079	150	6,890
Developed	362	404	1,024	786	689	161	482	115	4,023
consolidated subsidiaries	362	404	1,010	764	689	159	217	115	3,720
equity-accounted entities			14	22		2	265		303
Undeveloped	103	91	684	583	509	265	597	35	2,867
consolidated subsidiaries	103	91	684	518	509	263	52	35	2,255
equity-accounted entities				65		2	545		612

Contents

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Supplemental oil and gas information

Movements in net proved liquids reserves

(mmbbl)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	227	351	904	672	670	82	154	24	3,084
of which: developed	165	180	584	456	203	41	109	24	1,762
of which: undeveloped	62	171	320	216	467	41	45		1,322
Purchase of minerals in place			3						3
Revisions of previous estimates	19	16	12	83	31	62	11	2	236
Improved recovery				5					5
Extensions and discoveries		1	2	51			4		58
Production	(26)	(28)	(91)	(88)	(22)	(16)	(22)	(4)	(297)
Sales of minerals in place		(10)							(10)
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
Equity-accounted entities
Reserves at December 31, 2012			17	16		114	119		266
of which: developed			17			8	19		44
of which: undeveloped				16		106	100		222
Purchase of minerals in place
Revisions of previous estimates				(1)			1
Improved recovery
Extensions and discoveries
Production			(1)			(2)	(4)		(7)
Sales of minerals in place						(111)			(111)
Reserves at December 31, 2013			16	15		1	116		148

Reserves at December 31, 2013	220	330	846	738	679	129	263	22	3,227
Developed	177	179	577	465	295	38	115	20	1,866
consolidated subsidiaries	177	179	561	465	295	38	96	20	1,831
equity-accounted entities			16				19		35
Undeveloped	43	151	269	273	384	91	148	2	1,361
consolidated subsidiaries	43	151	269	258	384	90	51	2	1,248
equity-accounted entities				15		1	97		113

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved liquids reserves

(mmbbl)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	220	330	830	723	679	128	147	22	3,079
of which: developed	177	179	561	465	295	38	96	20	1,831
of which: undeveloped	43	151	269	258	384	90	51	2	1,248
Purchase of minerals in place		1							1
Revisions of previous estimates	49	35	32	70	35	16	22	(7)	252
Improved recovery			3	1	2				6
Extensions and discoveries	1		2	36			5		44
Production	(27)	(34)	(91)	(84)	(19)	(13)	(27)	(2)	(297)
Sales of minerals in place		(1)		(7)					(8)
Reserves at December 31, 2014	243	331	776	739	697	131	147	13	3,077
Equity-accounted entities
Reserves at December 31, 2013			16	15		1	116		148
of which: developed			16				19		35
of which: undeveloped				15		1	97		113
Purchase of minerals in place
Revisions of previous estimates			(1)	3			5		7
Improved recovery
Extensions and discoveries
Production			(1)	(1)			(4)		(6)
Sales of minerals in place
Reserves at December 31, 2014			14	17		1	117		149

Reserves at December 31, 2014	243	331	790	756	697	132	264	13	3,226
Developed	184	174	534	477	306	64	142	12	1,893
consolidated subsidiaries	184	174	521	470	306	64	116	12	1,847
equity-accounted entities			13	7			26		46
Undeveloped	59	157	256	279	391	68	122	1	1,333
consolidated subsidiaries	59	157	255	269	391	67	31	1	1,230
equity-accounted entities			1	10		1	91		103

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved liquids reserves

(mmbbl)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2015
Consolidated subsidiaries
Reserves at December 31, 2014	243	331	776	739	697	131	147	13	3,077
of which: developed	184	174	521	470	306	64	116	12	1,847
of which: undeveloped	59	157	255	269	391	67	31	1	1,230
Purchase of minerals in place
Revisions of previous estimates	10	5	139	143	94	159	64	(2)	612
Improved recovery			2						2
Extensions and discoveries			2	14			6		22
Production	(25)	(31)	(98)	(93)	(20)	(28)	(28)	(2)	(325)
Sales of minerals in place				(16)					(16)
Reserves at December 31, 2015	228	305	821	787	771	262	189	9	3,372
Equity-accounted entities
Reserves at December 31, 2014			14	17		1	117		149
of which: developed			13	7			26		46
of which: undeveloped			1	10		1	91		103
Purchase of minerals in place
Revisions of previous estimates				(1)			45		44
Improved recovery
Extensions and discoveries
Production			(1)			(1)	(4)		(6)
Sales of minerals in place
Reserves at December 31, 2015			13	16			158		187

Reserves at December 31, 2015	228	305	834	803	771	262	347	9	3,559
Developed	171	237	555	517	355	126	178	9	2,148
consolidated subsidiaries	171	237	542	511	355	126	149	9	2,100
equity-accounted entities			13	6			29		48
Undeveloped	57	68	279	286	416	136	169		1,411
consolidated subsidiaries	57	68	279	276	416	136	40		1,272
equity-accounted entities				10			129		139

Contents

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Supplemental oil and gas information

Movements in net proved natural gas reserves (a)

(bcf)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Reserves at December 31, 2012	1,633	1,317	5,558	2,061	2,038	562	449	572	14,190
of which: developed	1,325	925	2,720	1,429	1,401	372	334	459	8,965
of which: undeveloped	308	392	2,838	632	637	190	115	113	5,225
Purchase of minerals in place			5						5
Revisions of previous estimates	105	103	253	475	(3)	104	142	316	1,495
Improved recovery
Extensions and discoveries	24	1	24	14		208	7		278
Production	(230)	(157)	(609)	(176)	(78)	(130)	(89)	(40)	(1,509)
Sales of minerals in place		(17)							(17)
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
Equity-accounted entities
Reserves at December 31, 2012			16	353		3,043	3,355		6,767
of which: developed			16			402	6		424
of which: undeveloped				353		2,641	3,349		6,343
Purchase of minerals in place
Revisions of previous estimates			1	(18)		16	(2)		(3)
Improved recovery
Extensions and discoveries
Production			(2)	(5)		(60)			(67)
Sales of minerals in place						(2,971)			(2,971)
Reserves at December 31, 2013			15	330		28	3,353		3,726

Reserves at December 31, 2013	1,532	1,247	5,246	2,704	1,957	772	3,862	848	18,168
Developed	1,266	904	2,447	1,295	1,488	300	315	561	8,576
consolidated subsidiaries	1,266	904	2,432	1,295	1,488	286	310	561	8,542
equity-accounted entities			15			14	5		34
Undeveloped	266	343	2,799	1,409	469	472	3,547	287	9,592
consolidated subsidiaries	266	343	2,799	1,079	469	458	199	287	5,900
equity-accounted entities				330		14	3,348		3,692

(a) Values lower than 1 BCF are not disclosed in this table.

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved natural gas reserves (a)

(bcf)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Reserves at December 31, 2013	1,532	1,247	5,231	2,374	1,957	744	509	848	14,442
of which: developed	1,266	904	2,432	1,295	1,488	286	310	561	8,542
of which: undeveloped	266	343	2,799	1,079	469	458	199	287	5,900
Purchase of minerals in place		21							21
Revisions of previous estimates	113	99	668	214	165	156	23	(1)	1,437
Improved recovery
Extensions and discoveries			19	341		59	16		435
Production	(213)	(195)	(627)	(185)	(73)	(113)	(80)	(40)	(1,526)
Sales of minerals in place		(1)							(1)
Reserves at December 31, 2014	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
Equity-accounted entities
Reserves at December 31, 2013			15	330		28	3,353		3,726
of which: developed			15			14	5		34
of which: undeveloped				330		14	3,348		3,692
Purchase of minerals in place
Revisions of previous estimates			2	25		(2)			25
Improved recovery
Extensions and discoveries
Production			(2)	(4)		(8)			(14)
Sales of minerals in place
Reserves at December 31, 2014			15	351		18	3,353		3,737

Reserves at December 31, 2014	1,432	1,171	5,306	3,095	2,049	864	3,821	807	18,545
Developed	1,192	887	2,125	1,360	1,553	271	399	675	8,462
consolidated subsidiaries	1,192	887	2,110	1,271	1,553	261	393	675	8,342
equity-accounted entities			15	89		10	6		120
Undeveloped	240	284	3,181	1,735	496	593	3,422	132	10,083
consolidated subsidiaries	240	284	3,181	1,473	496	585	75	132	6,466
equity-accounted entities				262		8	3,347		3,617

(a) Values lower than 1 BCF are not disclosed in this table.

Contents

Eni Fact Book
Supplemental oil and gas information

Movements in net proved natural gas reserves (a)

(bcf)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2015
Consolidated subsidiaries
Reserves at December 31, 2014	1,432	1,171	5,291	2,744	2,049	846	468	807	14,808
of which: developed	1,192	887	2,110	1,271	1,553	261	393	675	8,342
of which: undeveloped	240	284	3,181	1,473	496	585	75	132	6,466
Purchase of minerals in place
Revisions of previous estimates	68	74	163	145	385	24	69	5	933
Improved recovery
Extensions and discoveries	4		124			114			242
Production	(200)	(201)	(780)	(171)	(80)	(106)	(94)	(41)	(1,673)
Sales of minerals in place				(4)			(4)		(8)
Reserves at December 31, 2015	1,304	1,044	4,798	2,714	2,354	878	439	771	14,302
Equity-accounted entities
Reserves at December 31, 2014			15	351		18	3,353		3,737
of which: developed			15	89		10	6		120
of which: undeveloped				262		8	3,347		3,617
Purchase of minerals in place
Revisions of previous estimates				36		3	253		292
Improved recovery
Extensions and discoveries
Production			(2)			(9)	(25)		(36)
Sales of minerals in place
Reserves at December 31, 2015			13	387		12	3,581		3,993

Reserves at December 31, 2015	1,304	1,044	4,811	3,101	2,354	890	4,020	771	18,295
Developed	1,051	919	2,579	1,475	1,830	194	1,668	585	10,301
consolidated subsidiaries	1,051	919	2,566	1,390	1,830	185	373	585	8,899
equity-accounted entities			13	85		9	1,295		1,402
Undeveloped	253	125	2,232	1,626	524	696	2,352	186	7,994
consolidated subsidiaries	253	125	2,232	1,324	524	693	66	186	5,403
equity-accounted entities				302		3	2,286		2,591

(a) Values lower than 1 BCF are not disclosed in this table.

Contents

Eni Fact Book
Supplemental oil and gas information

Results of operations from oil and gas producing activities

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,784	2,468	2,341	5,264	396	870	1,537	146	16,806
- sales to third parties		704	7,723	1,855	1,175	864	93	338	12,752
Total revenues	3,784	3,172	10,064	7,119	1,571	1,734	1,630	484	29,558
Operations costs	(391)	(717)	(649)	(932)	(192)	(224)	(342)	(119)	(3,566)
Production taxes	(326)		(317)	(710)		(38)		(25)	(1,416)
Exploration expenses	(32)	(288)	(95)	(869)	(1)	(205)	(136)	(110)	(1,736)
D.D. & A. and provision for abandonment (a)	(907)	(573)	(1,192)	(1,882)	(111)	(524)	(848)	43	(5,994)
Other income (expenses)	(277)	161	(1,009)	(519)	(105)	(140)	20	(11)	(1,880)
Pretax income from producing activities	1,851	1,755	6,802	2,207	1,162	603	324	262	14,966
Income taxes	(872)	(1,006)	(4,281)	(1,702)	(396)	(178)	(117)	(149)	(8,701)

Results of operations from E&P activities of consolidated subsidiaries (b)	979	749	2,521	505	766	425	207	113	6,265

Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			20	26		199	243		488
Total revenues			20	26		199	243		488
Operations costs			(11)	(44)		(18)	(23)		(96)
Production taxes			(4)			(14)	(113)		(131)
Exploration expenses		(8)	(3)			(25)	(1)		(37)
D.D. & A. and provision for abandonment		(1)	(1)			(65)	(40)		(107)
Other income (expenses)		(4)	5	(12)		(13)	(38)		(62)
Pretax income from producing activities		(13)	6	(30)		64	28		55
Income taxes			(4)	(10)		(35)	30		(19)

Results of operations from E&P activities of equity-accounted entities (b)		(13)	2	(40)		29	58		36

(a) Includes asset impairments amounting to euro 15 million in 2013.
(b) The "Successful Effort Method" application would have led to an increase of result of operations of euro 295 million in 2013 for the consolidated subsidiaries and a decrease of euro 6 million in 2013 for equity-accounted entities.

Contents

Eni Fact Book
Supplemental oil and gas information

Results of operations from oil and gas producing activities

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	3,028	2,721	2,010	4,716	346	589	1,691	67	15,168
- sales to third parties		596	7,415	1,369	976	774	129	299	11,558
Total revenues	3,028	3,317	9,425	6,085	1,322	1,363	1,820	366	26,726
Operations costs	(423)	(687)	(694)	(935)	(208)	(223)	(357)	(124)	(3,651)
Production taxes	(293)		(291)	(648)		(33)		(15)	(1,280)
Exploration expenses	(29)	(227)	(207)	(706)		(185)	(189)	(46)	(1,589)
D.D. & A. and provision for abandonment (a)	(818)	(1,083)	(1,288)	(2,010)	(91)	(850)	(1,181)	(172)	(7,493)
Other income (expenses)	(184)	(96)	(773)	(358)	(251)	(117)	(78)	(30)	(1,887)
Pretax income from producing activities	1,281	1,224	6,172	1,428	772	(45)	15	(21)	10,826
Income taxes	(351)	(803)	(3,928)	(1,273)	(291)	(112)	(6)	(16)	(6,780)

Results of operations from E&P activities of consolidated subsidiaries (b)	930	421	2,244	155	481	(157)	9	(37)	4,046

Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			19			87	232		338
Total revenues			19			87	232		338
Operations costs			(11)			(11)	(27)		(49)
Production taxes			(3)				(94)		(97)
Exploration expenses		(8)				(45)	(1)		(54)
D.D. & A. and provision for abandonment		(1)	(1)			(44)	(60)		(106)
Other income (expenses)		(1)	1	(32)		(3)	(42)		(77)
Pretax income from producing activities		(10)	5	(32)		(16)	8		(45)
Income taxes			(4)			(23)	(17)		(44)

Results of operations from E&P activities of equity-accounted entities (b)		(10)	1	(32)		(39)	(9)		(89)

(a) Includes asset impairments amounting to euro 690 million in 2014.
(b) The "Successful Effort Method" application would have led to a decrease of result of operations of euro 15 million in 2014 for the consolidated subsidiaries and an increase of euro 24 million in 2014 for equity-accounted entities.

Contents

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Supplemental oil and gas information

Results of operations from oil and gas producing activities

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2015
Consolidated subsidiaries
Revenues:
- sales to consolidated entities	2,124	1,828	1,403	3,514	231	628	1,118	29	10,875
- sales to third parties		501	5,681	914	659	854	131	226	8,966
Total revenues	2,124	2,329	7,084	4,428	890	1,482	1,249	255	19,841
Operations costs	(403)	(642)	(948)	(1,099)	(239)	(235)	(453)	(108)	(4,127)
Production taxes	(184)		(240)	(405)		(30)		(9)	(868)
Exploration expenses	(28)	(214)	(295)	(226)		(81)	(86)	(25)	(955)
D.D. & A. and provision for abandonment (a)	(734)	(1,825)	(2,878)	(3,384)	(111)	(1,453)	(1,702)	(110)	(12,197)
Other income (expenses)	(215)	(138)	(565)	(233)	(155)	(277)	(9)	(24)	(1,616)
Pretax income from producing activities	560	(490)	2,158	(919)	385	(594)	(1,001)	(21)	78
Income taxes	(190)	413	(2,165)	7	(155)	60	406	(26)	(1,650)

Results of operations from E&P activities of consolidated subsidiaries (b)	370	(77)	(7)	(912)	230	(534)	(595)	(47)	(1,572)

Equity-accounted entities
Revenues:
- sales to consolidated entities
- sales to third parties			19			68	248		335
Total revenues			19			68	248		335
Operations costs			(9)			(13)	(49)		(71)
Production taxes			(3)				(82)		(85)
Exploration expenses		(1)				(30)	(1)		(32)
D.D. & A. and provision for abandonment		(2)	(2)	(432)		(78)	(76)		(590)
Other income (expenses)		(3)	(1)	(35)		(6)	(48)		(93)
Pretax income from producing activities		(6)	4	(467)		(59)	(8)		(536)
Income taxes			(3)			8	(29)		(24)

Results of operations from E&P activities of equity-accounted entities (b)		(6)	1	(467)		(51)	(37)		(560)

(a) Includes asset impairments amounting to euro 4,341 million in 2015.
(b) The "Successful Effort Method" application would have led to a decrease of result of operations of euro 378 million in 2015 for the consolidated subsidiaries and an increase of euro 15 million in 2015 for equity-accounted entities.

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Supplemental oil and gas information

Capitalized cost

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2014
Consolidated subsidiaries
Proved mineral interests	14,862	13,754	21,549	27,697	2,917	8,827	13,050	1,825	104,481
Unproved mineral interests	31	399	493	3,263	43	1,590	1,588	214	7,621
Support equipment and facilities	346	42	1,569	1,164	94	35	66	13	3,329
Incomplete wells and other	816	3,527	1,411	2,988	7,140	690	819	120	17,511
Gross capitalized costs	16,055	17,722	25,022	35,112	10,194	11,142	15,523	2,172	132,942
Accumulated depreciation, depletion and amortization	(11,154)	(9,519)	(14,335)	(20,039)	(1,241)	(8,042)	(10,605)	(1,009)	(75,944)

Net capitalized costs consolidated subsidiaries (a) (b)	4,901	8,203	10,687	15,073	8,953	3,100	4,918	1,163	56,998

Equity-accounted entities
Proved mineral interests		2	77	24		539	549		1,191
Unproved mineral interests		31				84			115
Support equipment and facilities			7			1	4		12
Incomplete wells and other		12	5	1,241			776		2,034
Gross capitalized costs		45	89	1,265		624	1,329		3,352
Accumulated depreciation, depletion and amortization		(39)	(69)			(522)	(230)		(860)

Net capitalized costs equity-accounted entities (a) (b)		6	20	1,265		102	1,099		2,492

2015
Consolidated subsidiaries
Proved mineral interests	14,945	14,921	25,329	34,294	3,352	10,179	14,927	1,962	119,909
Unproved mineral interests	31	402	497	3,502	48	1,712	1,657	237	8,086
Support equipment and facilities	355	42	1,758	1,318	112	34	74	15	3,708
Incomplete wells and other	954	3,189	1,858	2,911	8,708	1,375	670	92	19,757
Gross capitalized costs	16,285	18,554	29,442	42,025	12,220	13,300	17,328	2,306	151,460
Accumulated depreciation, depletion and amortization	(11,887)	(11,402)	(18,934)	(25,747)	(1,504)	(9,985)	(12,932)	(1,223)	(93,614)

Net capitalized costs consolidated subsidiaries (a) (b)	4,398	7,152	10,508	16,278	10,716	3,315	4,396	1,083	57,846

Equity-accounted entities
Proved mineral interests		3	79	23		635	1,930		2,670
Unproved mineral interests		23				93			116
Support equipment and facilities			8				6		14
Incomplete wells and other		9	5	1,503		1	112		1,630
Gross capitalized costs		35	92	1,526		729	2,048		4,430
Accumulated depreciation, depletion and amortization		(31)	(72)	(441)		(676)	(336)		(1,556)

Net capitalized costs equity-accounted entities (a) (b)		4	20	1,085		53	1,712		2,874

(a) The amounts include net capitalized financial charges totaling euro 868 million in 2014 and euro 1,029 million in 2015 for the consolidated subsidiaries euro 46 million in 2014 and euro 92 million in 2015 for equity-accounted entities.
(b) The amounts do not include costs associated with exploration activities which are capitalized in order to reflect their investment nature and amortized in full when incurred.
The "Successful Effort Method" application according to Eni accounting policy would have led to an increase in net capitalized costs, mainly in relation to exploration cost, of euro 4,804 million in 2014 and euro 4,434 million in 2015 for the consolidated subsidiaries and euro 123 million in 2014 and euro 150 million in 2015 for equity-accounted entities.

Contents

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Supplemental oil and gas information

Cost incurred

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

2013
Consolidated subsidiaries
Proved property acquisitions			64						64
Unproved property acquisitions			45						45
Exploration	32	357	95	757	1	233	110	84	1,669
Development (a)	697	1,855	765	2,617	600	719	1,141	57	8,451

Total costs incurred consolidated subsidiaries	729	2,212	969	3,374	601	952	1,251	141	10,229

Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		5	3			81	1		90
Development (b)		1	5	39		353	318		716

Total costs incurred equity-accounted entities		6	8	39		434	319		806

2014
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	29	188	227	635		160	139	20	1,398
Development (a)	1,382	2,395	955	3,479	572	1,118	1,169	122	11,192

Total costs incurred consolidated subsidiaries	1,411	2,583	1,182	4,114	572	1,278	1,308	142	12,590

Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		2				33	1		36
Development (b)			1	22		38	375		436

Total costs incurred equity-accounted entities		2	1	22		71	376		472

2015
Consolidated subsidiaries
Proved property acquisitions
Unproved property acquisitions
Exploration	28	176	289	196		71	54	6	820
Development (a)	207	1,006	1,574	2,957	819	1,332	745	18	8,658

Total costs incurred consolidated subsidiaries	235	1,182	1,863	3,153	819	1,403	799	24	9,478

Equity-accounted entities
Proved property acquisitions
Unproved property acquisitions
Exploration		1				14	1		16
Development (b)		1	1	112		35	554		703

Total costs incurred equity-accounted entities		2	1	112		49	555		719

(a) Includes the abandonment costs of the assets for negative for euro 191 million in 2013, costs for euro 2,062 million in 2014 and negative for euro 817 million in 2015.
(b) Includes the abandonment costs of the assets for euro 10 million in 2013, negative euro 47 million in 2014 and costs for euro 54 million in 2015.

Contents

Eni Fact Book
Supplemental oil and gas information

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying the year-end average prices during the years ended. Future price changes are considered only to the extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of price and cost escalations nor expected future changes in technology and operating practices have been considered.
The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.
Future production costs include the estimated expenditures related to the production of proved reserves plus any production taxes without consideration of future inflation. Future development costs	include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, under the assumption that year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates. The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of FASB Extractive Activities - Oil & Gas (Topic 932).
The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, hydrocarbon resources other than proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in the oil and gas exploration and production activity.

Contents

Eni Fact Book
Supplemental oil and gas information

Standardized measure of discounted future net cash flows

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2013
Consolidated subsidiaries
Future cash inflows	28,829	33,319	92,661	58,252	50,754	12,487	10,227	5,294	291,823
Future production costs	(6,250)	(6,836)	(16,611)	(15,986)	(9,072)	(3,876)	(2,379)	(1,417)	(62,427)
Future development and abandonment costs	(4,593)	(6,202)	(8,083)	(7,061)	(3,445)	(3,960)	(1,561)	(279)	(35,184)
Future net inflow before income tax	17,986	20,281	67,967	35,205	38,237	4,651	6,287	3,598	194,212
Future income tax	(5,776)	(12,746)	(35,887)	(20,491)	(9,939)	(1,391)	(2,387)	(1,093)	(89,710)
Future net cash flows	12,210	7,535	32,080	14,714	28,298	3,260	3,900	2,505	104,502
10% discount factor	(5,048)	(2,110)	(14,327)	(5,619)	(16,984)	(1,683)	(1,353)	(1,201)	(48,325)

Standardized measure of discounted future net cash flows	7,162	5,425	17,753	9,095	11,314	1,577	2,547	1,304	56,177

Equity-accounted entities
Future cash inflows			524	4,041		262	17,239		22,066
Future production costs			(164)	(1,465)		(38)	(5,467)		(7,134)
Future development and abandonment costs			(17)	(85)		(73)	(2,299)		(2,474)
Future net inflow before income tax			343	2,491		151	9,473		12,458
Future income tax			(20)	(1,617)		(61)	(4,156)		(5,854)
Future net cash flows			323	874		90	5,317		6,604
10% discount factor			(175)	(401)		(20)	(3,681)		(4,277)

Standardized measure of discounted future net cash flows			148	473		70	1,636		2,327

Total	7,162	5,425	17,901	9,568	11,314	1,647	4,183	1,304	58,504

Contents

Eni Fact Book
Supplemental oil and gas information

Standardized measure of discounted future net cash flows

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2014
Consolidated subsidiaries
Future cash inflows	24,951	29,140	96,372	65,853	55,740	13,664	10,955	4,849	301,524
Future production costs	(6,374)	(6,856)	(19,906)	(18,236)	(9,878)	(4,158)	(2,680)	(1,092)	(69,180)
Future development and abandonment costs	(4,698)	(5,292)	(9,673)	(9,139)	(4,576)	(4,600)	(1,892)	(356)	(40,226)
Future net inflow before income tax	13,879	16,992	66,793	38,478	41,286	4,906	6,383	3,401	192,118
Future income tax	(3,583)	(10,595)	(35,484)	(20,514)	(10,400)	(1,462)	(2,401)	(989)	(85,428)
Future net cash flows	10,296	6,397	31,309	17,964	30,886	3,444	3,982	2,412	106,690
10% discount factor	(4,064)	(1,464)	(13,905)	(7,164)	(19,699)	(1,900)	(1,353)	(1,106)	(50,655)

Standardized measure of discounted future net cash flows	6,232	4,933	17,404	10,800	11,187	1,544	2,629	1,306	56,035

Equity-accounted entities
Future cash inflows			485	3,861		200	18,871		23,417
Future production costs			(165)	(692)		(33)	(5,724)		(6,614)
Future development and abandonment costs			(18)	(104)		(51)	(2,032)		(2,205)
Future net inflow before income tax			302	3,065		116	11,115		14,598
Future income tax			(23)	(426)		(45)	(4,608)		(5,102)
Future net cash flows			279	2,639		71	6,507		9,496
10% discount factor			(158)	(1,442)		(11)	(4,327)		(5,938)

Standardized measure of discounted future net cash flows			121	1,197		60	2,180		3,558

Total	6,232	4,933	17,525	11,997	11,187	1,604	4,809	1,306	59,593

Contents

Eni Fact Book
Supplemental oil and gas information

Standardized measure of discounted future net cash flows

(euro million)	Italy	Rest of Europe	North Africa	Sub-Saharan Africa	Kazakhstan	Rest of Asia	Americas	Australia and Oceania	Total

December 31, 2015
Consolidated subsidiaries
Future cash inflows	16,760	18,692	58,390	44,114	34,589	13,027	8,101	3,519	197,192
Future production costs	(4,995)	(5,554)	(13,481)	(14,645)	(8,846)	(4,585)	(3,091)	(804)	(56,001)
Future development and abandonment costs	(4,299)	(4,379)	(9,457)	(9,359)	(4,108)	(4,964)	(1,644)	(218)	(38,428)
Future net inflow before income tax	7,466	8,759	35,452	20,110	21,635	3,478	3,366	2,497	102,763
Future income tax	(1,657)	(4,349)	(17,195)	(8,222)	(4,682)	(1,230)	(933)	(604)	(38,872)
Future net cash flows	5,809	4,410	18,257	11,888	16,953	2,248	2,433	1,893	63,891
10% discount factor	(2,077)	(817)	(7,844)	(4,976)	(10,561)	(1,276)	(970)	(901)	(29,422)

Standardized measure of discounted future net cash flows	3,732	3,593	10,413	6,912	6,392	972	1,463	992	34,469

Equity-accounted entities
Future cash inflows			313	3,047		85	18,519		21,964
Future production costs			(177)	(1,021)		(32)	(5,370)		(6,600)
Future development and abandonment costs			(5)	(95)		(22)	(2,118)		(2,240)
Future net inflow before income tax			131	1,931		31	11,031		13,124
Future income tax			(8)	(251)		(10)	(4,088)		(4,357)
Future net cash flows			123	1,680		21	6,943		8,767
10% discount factor			(70)	(1,016)		(2)	(4,358)		(5,446)

Standardized measure of discounted future net cash flows			53	664		19	2,585		3,321

Total	3,732	3,593	10,466	7,576	6,392	991	4,048	992	37,790

Contents

Eni Fact Book
Supplemental oil and gas information

Changes in standardized measure of discounted future net cash flows

(euro million)	Consolidated subsidiaries	Equity-accounted entities	Total

Standardized measure of discounted future net cash flows at December 31, 2012	61,292	2,946	64,238
Increase (decrease):
- sales, net of production costs	(24,576)	(261)	(24,837)
- net changes in sales and transfer prices, net of production costs	(3,632)	(223)	(3,855)
- extensions, discoveries and improved recovery, net of future production and development costs	1,699	3	1,702
- changes in estimated future development and abandonment costs	(6,821)	(427)	(7,248)
- development costs incurred during the period that reduced future development costs	8,456	665	9,121
- revisions of quantity estimates	6,385	(298)	6,087
- accretion of discount	11,937	521	12,458
- net change in income taxes	5,587	379	5,966
- purchase of reserves-in-place	74		74
- sale of reserves-in-place	(252)	(770)	(1,022)
- changes in production rates (timing) and other	(3,972)	(208)	(4,180)
Net increase (decrease)	(5,115)	(619)	(5,734)
Standardized measure of discounted future net cash flows at December 31, 2013	56,177	2,327	58,504
Increase (decrease):
- sales, net of production costs	(21,795)	(192)	(21,987)
- net changes in sales and transfer prices, net of production costs	(12,053)	(500)	(12,553)
- extensions, discoveries and improved recovery, net of future production and development costs	1,667		1,667
- changes in estimated future development and abandonment costs	(6,047)	223	(5,824)
- development costs incurred during the period that reduced future development costs	8,745	451	9,196
- revisions of quantity estimates	8,085	(325)	7,760
- accretion of discount	11,064	512	11,576
- net change in income taxes	7,049	704	7,753
- purchase of reserves-in-place	67		67
- sale of reserves-in-place	(271)		(271)
- changes in production rates (timing) and other	3,347	358	3,705
Net increase (decrease)	(142)	1,231	1,089
Standardized measure of discounted future net cash flows at December 31, 2014	56,035	3,558	59,593
Increase (decrease):
- sales, net of production costs	(14,846)	(179)	(15,025)
- net changes in sales and transfer prices, net of production costs	(70,909)	(2,858)	(73,767)
- extensions, discoveries and improved recovery, net of future production and development costs	524		524
- changes in estimated future development and abandonment costs	(1,711)	(241)	(1,952)
- development costs incurred during the period that reduced future development costs	8,960	604	9,564
- revisions of quantity estimates	12,322	915	13,237
- accretion of discount	11,288	629	11,917
- net change in income taxes	29,530	530	30,060
- purchase of reserves-in-place
- sale of reserves-in-place	(114)		(114)
- changes in production rates (timing) and other	3,390	363	3,753
Net increase (decrease)	(21,566)	(237)	(21,803)
Standardized measure of discounted future net cash flows at December 31, 2015	34,469	3,321	37,790

Contents

Eni Fact Book
Quarterly information

Quarterly information

Main financial data of continuing operations (a)

2014	2015

(euro million)	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Net sales from operations	25,188	23,182	22,217	22,600	93,187	19,988	19,046	14,817	13,889	67,740
Operating profit (loss)	3,263	1,958	2,270	94	7,585	1,484	1,164	(421)	(5,008)	(2,781)
Adjusted operating profit (loss)	3,070	2,364	2,709	2,304	10,447	1,293	1,307	215	980	3,795
Exploration & Production	3,450	2,981	3,088	2,032	11,551	955	1,533	757	863	4,108
Gas & Power	242	14	(180)	92	168	294	31	(469)	18	(126)
Refining & Marketing	(223)	(164)	111	211	(65)	92	39	163	93	387
Corporate and other activities	(126)	(101)	(107)	(109)	(443)	(89)	(123)	(56)	(101)	(369)
Unrealized profit intragroup elimination and consolidation adjustments	(273)	(366)	(203)	78	(764)	41	(173)	(180)	107	(205)
Net (loss) profit (b)	1,303	658	1,714	(2,384)	1,291	704	(113)	(952)	(8,422)	(8,783)
- continuing operations	851	276	1,268	(2,294)	101	489	34	(1,425)	(6,778)	(7,680)
- discontinued operations	452	382	446	(90)	1,190	215	(147)	473	(1,644)	(1,103)
Capital expenditure	2,283	2,787	2,863	3,331	11,264	2,719	3,150	2,225	2,681	10,775
Investments	60	133	91	124	408	61	47	63	57	228
Net borrowings at period end	13,799	14,601	15,837	13,685	13,685	15,140	16,477	18,414	16,863	16,863

(a) Quarterly data are unaudited.
(b) Net profit attributable to Eni’s shareholders.

Key market indicators

2014	2015

(euro million)	I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Average price of Brent dated crude oil (a)	108.20	109.63	101.85	76.27	98.99	53.97	61.92	50.26	43.69	52.46
Average EUR/USD exchange rate (b)	1.370	1.371	1.325	1.249	1.329	1.126	1.105	1.112	1.095	1.110
Average price in euro of Brent dated crude oil	78.98	79.96	76.87	61.06	74.48	47.93	56.04	45.20	39.90	47.26
Standard Eni Refining Margin (SERM) (c)	1.17	2.29	4.39	4.97	3.21	7.57	9.13	10.04	6.56	8.32
Price of NBP gas (d)	9.95	7.55	7.03	8.37	8.22	7.27	6.84	6.42	5.56	6.52
Euribor - three-month euro rate (%)	0.30	0.30	0.20	0.08	0.21	0.05	(0.01)	0.00	(0.09)	(0.02)
Libor - three-month dollar rate (%)	0.24	0.20	0.20	0.24	0.23	0.26	0.28	0.31	0.41	0.32

(a) In US$ per barrel. Source: Platt’s Oilgram.
(b) Source: ECB.
(c) In US$ per barrel. Source: Eni calculations. It gauges the profitability of Eni’s refineries against the typical raw material slate and yields.
(d) In US$ per million BTU (British Thermal Unit). Source: Platt’s Oilgram.

Contents

Eni Fact Book
Quarterly information

Main operating data

2014	2015

I quarter	II quarter	III quarter	IV quarter	I quarter	II quarter	III quarter	IV quarter

Liquids production	(kbbl/d)	822	813	812	868	828	860	903	868	998	908
Natural gas production	(mmcf/d)	4,182	4,234	4,197	4,284	4,224	4,596	4,676	4,582	4,868	4,681
Hydrocarbons production	(kboe/d)	1,583	1,584	1,576	1,648	1,598	1,697	1,754	1,703	1,884	1,760
Italy		182	179	174	182	179	165	173	168	169	169
Rest of Europe		192	195	179	196	190	186	181	182	192	185
North Africa		542	549	584	590	567	638	681	647	684	662
Sub-Saharan Africa		324	321	317	339	325	342	343	336	343	341
Kazakhstan		102	90	76	85	88	100	98	82	100	95
Rest of Asia		96	104	93	97	98	109	113	117	201	135
Americas		117	120	131	131	125	128	140	148	170	147
Australia and Oceania		28	26	22	28	26	29	25	23	25	26
Production sold	(mmboe)	134.7	133.0	138.5	143.3	549.5	144.5	153.6	149.8	166.2	614.1
Sales of natural gas to third parties	(bcm)	23.56	16.64	17.50	21.47	79.17	23.47	20.38	18.30	20.07	82.22
Own consumption of natural gas		1.48	1.27	1.44	1.43	5.62	1.54	1.28	1.51	1.55	5.88
Sales to third parties and own consumption		25.04	17.91	18.94	22.90	84.79	25.01	21.66	19.81	21.62	88.10
Sales of natural gas of Eni’s affiliates(net to Eni)		1.72	1.18	0.68	0.80	4.38	0.61	0.73	0.68	0.76	2.78
Total sales and own consumption of natural gas		26.76	19.09	19.62	23.70	89.17	25.62	22.39	20.49	22.38	90.88
Electricity sales	(TWh)	8.25	7.75	8.26	9.32	33.58	8.47	8.35	9.00	9.06	34.88
Sales of refined products	(mmtonnes)	8.06	8.35	9.23	8.95	34.59	8.36	9.43	8.85	8.60	35.24
Retail sales in Italy		1.45	1.60	1.58	1.51	6.14	1.36	1.51	1.58	1.51	5.96
Wholesale sales in Italy		1.68	1.79	2.12	1.98	7.57	1.69	1.99	2.17	1.99	7.84
Retail sales Rest of Europe		0.71	0.78	0.83	0.75	3.07	0.69	0.79	0.77	0.68	2.93
Wholesale sales Rest of Europe		1.01	1.17	1.23	1.19	4.60	1.08	0.98	0.90	0.87	3.83
Wholesale sales outside Europe		0.10	0.11	0.11	0.11	0.43	0.10	0.11	0.11	0.11	0.43
Other markets		3.11	2.90	3.36	3.41	12.78	3.44	4.05	3.33	3.43	14.25

Contents

Eni Fact Book
Energy conversion table

Energy conversion table

Oil	(average reference density 32.35 f API, relative density 0.8636)
1 barrel	(bbl)	158.987	l oil (a)	0.159 m3 oil	162.602	m3 gas			5,492	ft3 gas
					5,800,000	btu
1 barrel/d	(bbl/d)	~50	t/y
1 cubic meter	(m3)	1,000	l oil	6.43 bbl	1,033	m3 gas			36,481	ft3 gas
1 tonne oil equivalent	(toe)	1,160.49	l oil	7.299 bbl	1.161	m3 oil	1,187	m3 gas	41,911	ft3 gas

Gas
1 cubic meter	(m3)	0.976	l oil	0.00643 bbl	35,314.67	btu			35,315	ft3 gas
1,000 cubic feet	(ft3)	27.637	l oil	0.1742 bbl	1,000,000	btu	27.317	m3 gas	0.02386	toe
1,000,000 British thermal unit	(btu)	27.4	l oil	0.17 bbl	0.027	m3 oil	28.3	m3 gas	1,000	ft3 gas
1 tonne LNG	(tLNG)	1.2	toe	8.9 bbl	52,000,000	btu			52,000	ft3 gas

Electricity
1 megawatthour=1,000 kWh	(MWh)	93.532	l oil	0.5883 bbl	0.0955	m3 oil	94.448	m3 gas	3,412.14	ft3 gas
1 terajoule	(TJ)	25,981.45	l oil	163.42 bbl	25.9814	m3 oil	26,939.46	m3 gas	947,826.7	ft3 gas
1,000,000 kilocalories	(kcal)	108.8	l oil	0.68 bbl	0.109	m3 oil	112.4	m3 gas	3,968.3	ft3 gas

(a) l oil: liters of oil

Conversion of mass
		kilogram (kg)	pound (lb)	metric ton (t)
kg		1	2.2046	0.001
lb		0.4536	1	0.0004536
t		1,000	22,046	1

Conversion of length
	meter (m)	inch (in)	foot (ft)	yard (yd)
m	1	39.37	3.281	1.093
in	0.0254	1	0.0833	0.0278
ft	0.3048	12	1	0.3333
yd	0.9144	36	3	1

Conversion of volumes
	cubic foot (ft3)	barrel (bbl)	liter (lt)	cubic meter (m3)
ft3	1	0	28.32	0.02832
bbl	5.492	1	159	0.158984
l	0.035315	0.0063	1	0.001
m3	35.31485	6.2898	10 [3]	1

Contents

Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock as of December 31, 2015:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Integrated Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2015 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998
(in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
BNY Mellon Shareowners Services
P.O. Box 30170
College Station, TX 77842-3170
shrrelations@cpushareownerservices.com

Cover: Korus - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Varigrafica Alto Lazio - Viterbo - Italy
Printed on environment friendly paper: Gardapat 13 Kiara – Cartiere del Garda

Contents

Contents

Contents

Our activities

upstream

Eni engages in oil and natural gas exploration, field development and production, mainly in Italy, Algeria, Angola, Congo, Egypt, Ghana, Libya, Mozambique, Nigeria, Norway, Kazakhstan, UK, The United States and Venezuela, overall in 42 countries.

Exploration
Onshore
Developing oil and gas fields
Offshore
Liquefying gas
Trading and shipping
Refineries
International oil and gas markets
Regassifying LNG
Green productions
Gas and power sales
Power generation
Lubricants
Power sales
B2C
B2B
Fuels

mid-downstream

Eni sells in the European market basing on the portfolio availability of equity gas and long-term contracts; sells LNG on a global scale. Produces and sells electricity through gas plants. Through refineries, Eni processes crude oil to produce fuels, lubricants that are supplied to wholesalers or through retail networks or distributors. Eni engages in the trading of oil, natural gas, LNG and electricity.

This summary review comprises an extract of the description of the businesses, the management’s discussion and analysis of financial condition and results of operations and certain other Company information from Eni’s Integrated Annual Report for the year ended December 31, 2015. It does not contain sufficient information to allow as full an understanding of financial results, operating performance and business developments of Eni as "Eni 2015 Integrated Annual Report". It is not deemed to be filed or submitted with any Italian or US market or other regulatory authorities. You may obtain a copy of "Summary Annual Review - Eni in 2015" and "Eni 2015 Integrated Annual Report" on request, free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications"). The "Summary Annual Review" and "Eni 2015 Integrated Annual Report" may be downloaded from Eni’s web site under the section "Publications". Financial data presented in this report is based on consolidated financial statements prepared in accordance with the IFRS endorsed by the EU.
This report contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil&gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sale growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and regulations; development and use of new technologies; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. As Eni shares, in the form of ADRs, are listed on the New York Stock Exchange (NYSE), an Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission in accordance with the US Securities Exchange Act of 1934. Hard copies may be obtained free of charge (see the request form on Eni’s web site – eni.com – under the section "Publications"). Eni discloses on its Annual Report on Form 20-F significant ways in which its corporate governance practices differ from those mandated for US companies under NYSE listing standards. The term "shareholders" in this report means, unless the context otherwise requires, investors in the equity capital of Eni SpA, both direct and/or indirect. Eni shares are traded on the Italian Stock Exchange (Mercato Telematico Azionario) and on the New York Stock Exchange (NYSE) under the ticker symbol "E".	■	Eni at a glance Our business model Our strategy Business review	2 4 6
	■	■ Exploration & Production ■ Gas & Power ■ Refining & Marketing ■ Discontinued operations Financial review	8 12 14 16
	■	Group results for the year 2015 results Profit and loss account Summarized Group balance sheet Summarized Group cash flow statement Consolidated financial statements	18 18 21 26 28 29
	■	Directors and officers Investor information	32 36

Contents

Eni at a glance Eni in 2015

Eni at a glance

Eni is an integrated energy company, with operations in 66 countries around the world with a staff of 29,053 employees. Eni boasts a strong position in the oil&gas value chain, from the hydrocarbon exploration phase to the product marketing.

Our strong presence in the gas market and in LNG, our skills in power generation and refining, allow us to catch integrated opportunities in the market place and to pursue synergies across all our businesses.

€4.1 bln
Adjusted operating profit

€12.19 bln
Cash flow from operations

0.22
Pro-forma leverage excluding Saipem

-17% vs. 2014
Capex

-13% vs. 2014
Upstream opex

-€0.6 bln
G&A cost savings

5.7%
Dividend yield

-42.4% vs. 2014
Frequency injury rate

E&P

Exploration & Production

Eni's **Exploration & Production** segment engages in oil and natural gas exploration and field development and production, as well as LNG operations in 42 countries, including Italy, Algeria, Angola, Congo, Egypt, Ghana, Libya, Mozambique, Nigeria, Norway, Kazakhstan, the United Kingdom, the United States and Venezuela.

6.9 bboe
Net proved reserves of hydrocarbon

1.4 bboe
Discovered resources at cost of less than one $/boe

+10.1%
Hydrocarbons production
The highest rate since 2001

-9.1% CO_2eq/kboe
CO_2eq/kboe emissions/operated production

G&P

Gas & Power

Eni's **Gas & Power** segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing.
This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity.

90.88 bcm
Worldwide natural gas sales

70%
Supply contracts indexed to market conditions

Close to **break-even**
the adjusted operating profit

-11.8%
Water consumption rate at Eni Power's plants

R&M

Refining & Marketing

Eni's **Refining & Marketing** segment engages in crude oil supply and refining. It markets petroleum products to wholesalers or through retail networks, mainly in Italy and in the rest of Europe.

+53.8% vs. 2014
Production of biofuels reflecting the performance of Porto Marghera bio refinery

8.89 mmtonnes
Retail sales of petroleum products in Europe

About **5 $/bl**
break-even refining margin

+16.3% vs. 2014
Refinery utilization rate

Contents

Eni at a glance Eni in 2015

Countries of activity

EUROPE
AMERICA
AFRICA
ASIA AND OCEANIA
E&P
G&P
R&M
Cyprus
Czech Republic
France
Germany
Greece
Greenland
Hungary
Ireland
Italy
Luxembourg
Norway
Portugal
Romania
Slovakia
Slovenia
Spain
Switzerland
the Netherlands
the United Kingdom
Turkey
Ukraine
Algeria
Angola
Congo
Egypt
Gabon
Ghana
Ivory Coast
Kenya
Liberia
Libya
Mozambique
Nigeria
South Africa
Tunisia
Australia
China
India
Indonesia
Iraq
Japan
Kazakhstan
Kuwait
Malaysia
Myanmar
Oman
Pakistan
Russia
Saudi Arabia
Singapore
South Korea
Taiwan
the United Arab Emirates
Timor Leste
Turkmenistan
Vietnam
Argentina
Canada
Ecuador
Mexico
the United States
Trinidad & Tobago
Venezuela
Austria
Belgium
Croatia

Europe

E&P
9
14
G&P
13
R&M

Africa

E&P
14
3
3
R&M
G&P

Asia and Oceania

E&P
12
G&P
11
4
R&M

America

E&P
7
3
2
R&M
G&P

Contents

Our business model Eni in 2015

Our business model

Eni’s business model targets long-term value creation for all of its stakeholders. This is achieved by delivering on profitability and growth, efficiency and operational excellence and by managing the handling risks of the businesses. Value generation is underpinned by environmental conservation, building long-term relationships with countries and local communities, preserving health and safety of people working in Eni and with Eni, and by endorsing human rights, ethics and transparency.
The main capitals used by Eni (financial capital, productive capital, intellectual capital, natural capital, human capital, social and	relationship capital) are classified in accordance with the criteria included in the "International IR Framework" published by the International Integrated Reporting Council (IIRC). Robust 2015 financial results and sustainability performance, notwithstanding a weak scenario for commodities prices, rely on the responsible and efficient use of our capitals. Hereunder is articulated the map of the main capitals exploited by Eni and actions positively effecting on their quality and availability. At the same time, the scheme evidences how the efficient use of capitals and related connections create value for the company and its stakeholders.

Contents

stock of capital	Eni's main actions	value creation for Eni	value creation for Eni's stakeholders
financial capital	• Financial structure • Liquidity reserves	• Cash flow from operations • Bank loans • Bonds • Maintaining strategic liquidity • Hedging • Dividends • Working capital optimization	• Going concern • Lower cost of capital • Reduction of working capital • Leverage optimization • M&A opportunities • Mitigation of market volatility • Credit worthiness	• Yields • Share price appreciation • Social and economical growth • Satellite activities
productive capital	• Onshore and offshore plants • Pipelines and storage plants • Liquefaction plants • Refineries • Distribution networks • Power plants • Buildings and other equipment • Hydrocarbon reserves (Oil and gas)	• Technological upgrade • Process upgrade • Investment in new businesses (biorefinery, car sharing) • Maintenance and development activities • Increase environment Certifications (ISO 14001, ISO 50001, EMAS, etc.)	• Returns • Enlarging asset portfolio • Increase assets value • Reduction of operational risk • Energy and operational efficiency • Reputation • Hydrocarbon reserves growth	• Availability of energy sources and green products • Employment • Satellite activities • Reduction of direct GHG emissions and responsible use of resources
intellectual capital	• Technologies and intellectual property • Corporate internal procedures • Corporate governance system • Integrated risk management • Management and control systems • Knowledge management • ICT (Green Data Center)	• Research and development expenditures • Partnership with centres of excellence • Development of proprietary technologies and patents • Application of procedures and systems • Audit	• Competitive advantage • Risk mitigation • Transparency • Performance • License to operate • Stakeholders' acceptability	• Reduction of environmental and social impacts • Transfer of best available technologies and know-how to host Countries • Contribution to the fight against corruption • Green products
human capital	• Health and safety of people • Know-how and skills • Experience • Engagement • Diversity (gender, seniority, geographical) • Eni's thinking	• Safety at work • Recruiting, education and training on the job • Promotion of human rights • Eni's people engagement • Knowledge management • Welfare • Leveraging on diversity • Enhancing individual talents and remuneration in accordance to a merit system	• Performance • Efficiency • Competitiveness • Innovation • Risk mitigation • Reputation • Talent attraction • Job enhancement • Career development	• Create employment and preserve jobs • Job enhancement • Wellness of Eni's people and local communities • Increase and transfer know-how
social and relationship capital	• Relationship with stakeholders (institutions, governments, communities, associations, customers, suppliers, industrial partners, NGO, universities, trade unions) • Eni brand	• Stakeholders' Engagement • MoU with Governments and local authorities • Projects for local development and Local content • Strategic partnerships • Involvement in international panel discussion • Development of programmes on research and training • Partnerships with trade unions • Quality of services rendered • Brand management	• Operational & social licence • Reduction of time-to-market • Country risk reduction • Market share • Alignment to international best practices • Reputation • Competitive advantage • Suppliers reliability • Customers retention	• Local socio-economical development • Customers and suppliers satisfaction • Share of expertise with territories and communities • Satisfaction and incentive of people • Promoting respect for workers' rights
natural capital	• Oil and gas reserves • Water • Biodiversity and ecosystems • Air • Soil	• Exploration, production, transporting, refining and distributing hydrocarbons • Investment in new businesses (biorefinery, car sharing) • Investment in technological and process upgrade • Remediation activities • Investment in alternative energy sources	• Hydrocarbon reserves growth • Opex reduction • Mitigation of operational risk (asset integrity) • Reputation • License to operate • Stakeholders' recognition	• Reduction of gas flared • Reduction of oil spill • Reduction of blow out risk • Preservation of biodiversity • Green products • Containment of water consumption (reinjection and water reuse) • Energy efficiency

Contents

Our strategy Eni in 2015

Our strategy

In order to manage a sharply deteriorated commodity price environment, the Company outlined for the next four-year period an action plan, which comprises a number of rigorous initiatives and objectives in order to mitigate the impact of lower oil prices on results and cash flow and to preserve the Group financial structure, particularly in the short to medium term. Our financial projections for the 2016-2019 four-year plan and capital project evaluations are based on the assumption of a long-term Brent reference price of 65 $/bbl that is significantly lower than our previous long-term price assumption of 90 $/bbl. Our new long-term price assumption is reflective of our view of worsened market fundamentals driven by continued oversupplies and uncertainties about the pace of energy demand growth in the long term.
Against the backdrop of a depressed commodity price environment our target is to generate adequate cash flow from operations which will be underpinned by well-designed industrial actions, capital and cost discipline, focus on Exploration & Production activities and a large disposal plan.

Our strategic guidelines could be articulated along different time horizons:
• in the near-term, we will seek to maximize cash-flow generation in order to preserve the Company’s financial structure by increasing efficiency programs, and by modulating and re-phasing capital expenditure;

• in the medium-term, we will focus on capital discipline to develop our portfolio of hydrocarbons resources which we believe offer us many options to profitably grow production due to the low break-even price of our new projects, also targeting to maintain a strong reserve replacement ratio; and
• in the long-term, we intend to lie the foundation to adapt our business model to a competitive landscape where oil companies will be required to reduce significantly GHG emissions.
In approving the capital expenditure plan for the 2016-2019 period, the Company identified actions designed to reconfigure and re-phase long-term projects and to reduce the costs of the supply of upstream plants and facilities and other field services by renegotiating contracts leveraging on the deflationary pressure induced by low oil prices. This optimization will result in euro 37 billion capital expenditure in the next four years net of the capex associated with the disposal plan, down by approximately 21% compared to the previous plan, at constant exchange rates. The disposal plan, amounting to approximately euro 7 billion in the 2016-2019 period, is based on the dilution of our working interests in certain promising exploration assets and will provide additional financial flexibility.
The Company forecasts that the planned industrial actions, the reduction in expenditures and the disposal plan will enable Eni to preserve its financial structure during the worst phase of the oil downturn, targeting to maintain the leverage below the threshold of 0.3 throughout the oil cycle.

We confirm our dividend policy which will be progressive with our underlying earnings growth and scenario upside. For 2016 we expect to pay a full cash dividend of euro 0.8 per share in spite of a deteriorated scenario, thanks to the results achieved in implementing our strategy, including the disposal of non-core assets.
In executing this strategy, management intends to pursue integration opportunities among segments and within each segment to strongly focus on efficiency improvement through technology upgrading, cost efficiencies, commercial and supply optimization and continuing process streamlining across all segments.

Contents

Contents

Exploration & Production / Business review Eni in 2015

Key performance indicators
2013	2014	2015
Injury frequency rate	(No. of accidents per million of worked hours)	0.23	0.23	0.13
Net sales from operations (a)	(euro million)	31,264	28,488	21,436
Operating profit (loss)		14,868	10,766	(144)
Adjusted operating profit (loss)		14,643	11,551	4,108
Adjusted net profit (loss)		5,950	4,423	752
Capital expenditure		10,475	10,524	10,234

Profit per boe (b) (c)	($/boe)	16.1	13.8	7.4
Opex per boe (b)		8.3	8.4	7.2
Cash flow per boe (d)		31.9	30.1	20.1
Finding & Development cost per boe (c) (d)		19.2	21.5	19.3
Average hydrocarbons realizations (d)		71.87	65.49	36.47

Production of hydrocarbons (d)	(kboe/d)	1,619	1,598	1,760
Estimated net proved reserves of hydrocarbons (d)	(mmboe)	6,535	6,602	6,890
Reserves life index (d)	(years)	11.1	11.3	10.7
Organic reserves replacement ratio (d)	(%)	105	112	148

Employees at period end (e)	(number)	12,352	12,777	12,821
of which: outside Italy		8,219	8,243	8,249
Produced water re-injected	(%)	55	56	56
Direct GHG emissions	(mmtonnes CO2 eq)	27.4	23.4	22.8
of which: CO2 eq from flaring		9.13	5.73	5.51
Community investment	(euro million)	53	63	71

(a) Before elimination of intragroup sales.
(b) Consolidated subsidiaries.
(c) Three-year average.
(d) Includes Eni’s share of equity-accounted entities.
(e) Related to consolidated subsidiaries and equity-accounted entities.

2015	Highlights

Performance of the year
è 2015 confirmed our strong focusing in HSE activities:
- injury frequency rate of total workforce continued on a positive trend (down by 44%);
- greenhouse gas emissions decreased by 2.8% (down by 3.9% from flaring);
- continuous improvements in energy efficiency, streamline logistics and emissions reduction more than offset the hydrocarbon production growth (performance indicator CO2 eq emissions/hydrocarbons production down by 9.1% from 2014);	- water reinjection continues to achieve an excellent industry performance (56% in 2015) and we recorded zero blow-outs for the twelfth consecutive year.
è Adjusted net profit reported a decline of euro 3,671 million, or 83% compared to a year ago, due to lower realization on commodities in dollar terms (down by 44.3% on average) reflecting the fall of Brent crude benchmark and the weakness of gas markets in Europe and in the United States.
è Oil and natural gas production was 1.760 million boe/d in 2015, up by 10.1% compared to the previous year and to a 5%	target, the highest increase rate since 2001.
è Estimated net proved reserves at December 31, 2015 amounted to 6.9 bboe based on a reference Brent price of $54 per barrel. The organic reserves replacement ratio was 148% (135% on average since 2010). The reserves life index was 10.7 years (11.3 years in 2014).
è Development expenditure was euro 9,341 million (down by 12% net of exchange rate effects) to fuel the growth of major projects and to maintain production plateau particularly in Angola, Norway, Egypt, Kazakhstan, Congo, Indonesia, Italy and the United States.

Contents

è Eni continued its track record of exploratory success. Additions to the Company’s reserve backlog were approximately 1.4 billion boe of resources, at a competitive cost of $0.7 per barrel (compared to a target of 500 million boe at a cost not higher than $2 per boe).

Exploration and development activity
è Exploration activity of the year confirmed our approach to focus on appraisal programs on the recent discoveries to support production level and near-field initiatives with quick time-to-market and immediate cash flow.
The main discoveries were made in:
- Egypt, with a world-class gas discovery at the Zohr exploration prospect in the deep waters of the Mediterranean Sea. In February 2016, Egyptian authorities approved the development plan of the Zohr discovery. First gas is expected in 2017;
- Congo, where the exploration activities of the pre-salt sequences in the Marine XII block continue to deliver new discoveries;

- Other exploration successes were made in Libya, Egypt, Pakistan, Indonesia and the United States.
è As planned, in 2015, Eni achieved the start-up of 10 major new fields. The most significant were the giant Perla gas field offshore Venezuela, the Cinguvu and M'Pungi fields, part of the West Hub Development phased project in Block 15/06 offshore Angola, the Nené Marine and Litchendjili fields in the block Marine XII in Congo, as well as the Kizomba satellites Phase 2 project off Angola.
è In March 2016, production started up at the Goliat oilfield in Norway. Goliat is the first producing oilfield in the Barents Sea and is operated through the largest and most sophisticated floating cylindrical production and storage vessel (FPSO) in the world. Production is expected to achieve 65 kbbl/d net to Eni.
è We have reached important agreements in Mozambique to put in production our recently discoveries:
- following the signing of the Unitization and Unit Operating Agreement	(UUOA) and in full agreement with all the concessionaries of the projects, a unitization was set out for the development of the natural gas reservoirs straddling Areas 4 (operated by Eni) and 1 (operated by Anadarko) in the Rovuma Basin. Eni expects to produce up to 12 Tcf of gas according to its independent industrial plan, coordinated with the operator of Area 1. The FID is expected in 2017;
- in February 2016, Mozambique authorities approved the development of the first development phase of Coral, targeting to put into production 5 trillion cubic feet of gas.
è Our acreage was renewed by adding 21,500 square kilometers net to Eni. Main licenses were located in Egypt, Myanmar, the United Kingdom and Ivory Coast as well as with our entrance into the upstream sector of Mexico by signing the Production Sharing Contract as operator of the Block 1 to develop the Amoca, Miztón and Tecoalli fields.

| Strategies

Upstream growth model will continue to focus on conventional assets, which will be organically developed, with a large resource base and a competitive cost structure, which make them profitable even in a low price environment.
The sizeable exploration successes of the last years have increased the Company’s resource base, contributing to the Company’s value generation through the early monetization of the discovered resources in excess of the target replacement ratio. Eni’s top priorities are the increase and valorization of discovered resources and a growing cash generation.
The drivers to target the increase and valorization of discovered resources are:
■ re-balancing of exploration activities with a focus on appraisal programs on the recent discoveries (Egypt, Congo, Indonesia and Angola), near-field initiatives and incremental activities in legacy areas and nearby to fields already under development, with the objective of delivering 1.6 billion boe of discovered resources at a competitive cost of $2.3 per boe;
■ renewal of the portfolio of exploration leases by focusing on high materiality play; and
■ fast-track development of discovered resources by optimizing the time-to-market and exercising tight control on project execution.
We plan to grow production at an average rate in excess of 3% across the plan period 2016-2019, driven by the start-ups of new fields and production ramp-ups that will add more than

800 kboe/d in 2019. The main start-ups include the Zohr gas field offshore Egypt, Goliat in the Barents Sea, the re-start of the Kashagan field late in 2016, the oil&gas project of Offshore Cape Three Points in Ghana, the East Hub in Block 15/06 off Angola and the Jangkrik project in Indonesia in 2017. We believe that those production targets have good visibility because they related to already-sanctioned projects where we are operator.
In 2016-19 plan period, Eni estimates a decrease of approximately 18% of capital expenditure net of exchange rate effects versus the previous four-year plan due to a reduction in exploration expenditure which will be focused on near-field and appraisal activities, the re-phasing of projects yet to be sanctioned and service contract renegotiations.
Finally, we intend to manage the typical upstream risks. A major part of Eni’s activities are currently located in countries that are far from high-risk areas and Eni plans to grow mainly in countries with low-mid political risk (approximately 90% of the capital expenditure of the four-year plan). We plan to control risk related to the growing complexity of certain projects due to technological and logistic issues. Eni plans to counteract: (i) environmental risks by strict selection of adequate contractors, tight control of the time-to market and the retaining of the operatorship in a large number of projects (75% of production related to projects portfolio in 2019 with an average growth rate of 4.3% in the plan period) and (ii) the technical risk related to the execution of drilling activities at high pressure/high temperature wells and deep waters wells (down 24% in the plan period); Eni plans to increase operatorship of critical projects ensuring better direct control and deploying its high operational standards.

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Exploration & Production / Business review Eni in 2015

| Maintaining strong production growth

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations, in 42 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Algeria, Australia, Venezuela, Iraq, Ghana and Mozambique.
Eni’s strategy is to pursue profitable production growth by developing its portfolio of projects underway and by optimizing its current producing fields. We plan to achieve a production growth rate more than 3% on average in the next 2016-2019 four-year period. Our production plans are incorporating our Brent price scenario of 40 $/bbl in 2016 and a gradual recovery in the subsequent years up to our long-term case of 65 $/bbl in 2019 and going forwards (on constant monetary term compared to 2019, i.e. from 2020 onwards crude oil prices will grow in line with a projected inflationary rate).
Management plans to achieve the target production growth by continuing development activities and new project start-ups in the main areas of operations including North Africa, Sub-Saharan Africa, the Barents Sea, Kazakhstan, and the Far East, leveraging Eni’s vast knowledge of reservoirs and geological basins, as well as technical and producing synergies. Planned start-ups over the next four years will add more than 800 kboe/d of new production by 2019; over 90% of these new projects have already been sanctioned and 90% operated.
Management plans to maximize the production recovery rate at our current fields by counteracting natural field depletion and reducing facilities downtime. This will require intense development activities of work-over and infilling and careful planning of maintenance activities. We expect that continuing technological innovation and competence build-up will drive increasing rates of reserve recovery.
Management intends to implement a number of initiatives to support profitability in its upstream operations by exercising tight control on project time schedules and costs and reducing the time span which is necessary to develop and market reserves.
We plan to achieve efficient development of our reserves by:
■ insourcing critical engineering and project management activities also redeploying to other areas key competences which will be freed with the start-up of certain strategic projects and increase direct control and governance on construction and commissioning activities; and
■ signing framework agreements with major suppliers, using standardized specifications to speed up pre-award process for critical equipment and plants, increasing focus on supply chain programming to optimize order flows.
Based on these initiatives we believe that almost all of our project which we are currently developing over the next four years plan will be completed on time and on cost schedule.

Production and reserves: 2015 and outlook
In 2015, Eni’s oil and natural gas production was 1.760 million boe/d, up by 10.1% from 2014. Excluding the price effects reported in Production Sharing Agreements, production increased by 6.3%. The increase was driven by new field start-ups and the continuing ramp-up of production at fields started in 2014, mainly in Angola, Venezuela, the United States and the United Kingdom, higher production in Libya and Iraq as well as the recovery of trade receivables for past investments in Iran. These positive effects were partly offset by the decline of mature fields. New field start-ups and ramp-ups of production added an estimated 139 kboe/d of new production.
In 2015, Eni achieved the start-up of 10 major new fields, of which the most significant were: (i) the giant Perla gas field (Eni’s interest 50%) offshore Venezuela. A production plateau of approximately 1,200 mmcf/d is expected through a third phase of development. Gas is sold to the national oil and gas company PDVSA under a Gas Sales Agreement running until 2036; (ii) the Cinguvu field, part of the West Hub Development phased project in Block 15/06 (Eni operator with a 36.84% interest) offshore Angola. In addition, early in 2016 the third M’Pungi satellite field came on stream achieving an overall plateau of 25 kbbl/d net to Eni; (iii) the Nené Marine and Litchendjili fields in the block Marine XII (Eni operator with a 65% interest) in Congo. The overall production plateau is estimated in 40 kboe/d for the next four-years; (iv) the Kizomba satellites Phase 2 project (Eni’s interest 20%) off Angola, with a peak production estimated in approximately 70 kboe/d; (v) the Hadrian South (Eni’s interest 30%) and Lucius (Eni’s interest 8.5%) fields in the Gulf of Mexico, with an overall production of 23 kboe/d; (vi) other main projects started up in Egypt, the United Kingdom, Norway, the United States and Italy.
Actual production volumes will vary from year to year due to the timing of individual project start-ups, operational outages, reservoir performance, regulatory changes, asset sales, severe weather events, price effects under production sharing contracts and other factors.
Estimated net proved reserves at December 31, 2015 amounted to 6.9 bboe based on a reference Brent price of $54 per barrel.
Additions to proved reserves booked in 2015 were 947 mmboe and derived from: (i) revisions of previous estimates were up by 879 mmboe mainly reported in Kazakhstan, Iraq, Egypt, Congo and Venezuela; (ii) extensions and discoveries were up by 66 mmboe, with major increases booked in Egypt and Indonesia; (iii) improved recovery were 2 mmboe mainly reported in Egypt. Reserves life index was 10.7 years (11.3 years in 2014).
In 2015, Eni achieved an all sources reserves replacement ratio of 145% through fast sanctioning and relentless focus on field development. Going forward, our reserve replacement will be underpinned by our strong focus on exploration and timely conversion of resources into reserves and production, while at the same time fighting depletion and enhancing the recovery factor in existing fields through effective reservoir management.

| Exploration

Exploration has been the strategic driver behind our low cost organic growth. Over the last eight years, we have discovered 11.9 billion barrels of resources at a unit cost of 1.2 $/bbl. We discovered 2.4 times what we produced in the period, far above the peer average of 0.3.
The main discoveries were located in:
- Egypt, with: (i) a world-class gas discovery at the Zohr exploration prospect (Eni’s interest 100%) in the deep waters of the Mediterranean Sea. This field is estimated to retain 30 trillion cubic feet of gas in place and an accelerated fast track development leveraging on the existing offshore and onshore facilities is planned. In February 2016, Egyptian authorities approved the

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Exploration & Production / Business review Eni in 2015

development plan of the Zohr discovery. First gas is expected in 2017; and (ii) a gas discovery in the Nooros exploration prospect, located in the Abu Madi West license (Eni’s interest 75%) in the Nile Delta. This field is estimated to retain approximately 530 billion cubic feet of gas in place with upside, and associated condensates. The discovery was put into production in two months time through a tie-in to the existing Abu Madi gas treatment plant;
- Congo, where the exploration activities of the pre-salt sequences in the Marine XII block (Eni operator with a 65% interest) continue to deliver new discoveries and confirm Eni’s exploration technologies effectiveness, given the technical complexity of these plays.
Eni estimates the oil and gas resources in place of the Marine XII block at approximately 5.8 billion boe. The production of the block currently flows at approximately 15 kboe/d;
- Libya, with gas and condensates discoveries in the contractual area D (Eni’s interest 50%);
- Other exploration successes were made in Egypt, Pakistan, Indonesia and the United States.
These discoveries are expected to have a quick time-to-market leveraging on the synergies from the front-end loading of ongoing projects and utilization of existing production infrastructures.
Leveraging on these results, our exploration plan has been shaped to face the actual challenging scenario:
• by shifting focus to proven plays and near field and appraisal exploration where we plan to drill 80% of our scheduled wells;
• by reducing capital expenditure of 37% net of exchange rate effects in 2016 and 28% over the plan period.
Exploration projects will attract some euro 3.5 billion. We plan to anticipate cash generation by disposal of interests in our discoveries in order to balance costs/risk exposure and profitability in an optimal way, in the meanwhile ensuring the reserve replacement and balanced presence in the worldwide upstream.
We plan to mitigate the operational risk relating to drilling activities by applying Eni’s rigorous procedures, throughout the engineering and execution stages, by leveraging on proprietary drilling technologies, excellent skills and know-how, increased control of operations and by deploying technologies, which we believe to be able to reduce blow-out risks and to enable the Company to respond quickly and effectively in case of emergencies.
The exploration portfolio was renewed by means of new exploration acreage covering approximately 21,500 square kilometers net to Eni in particular in Egypt, Myanmar, the United Kingdom and Ivory Coast as well as Mexico.
As of December 31, 2015, Eni’s mineral right portfolio consisted of 852 exclusive or shared rights of exploration and development activities for a total acreage of 342,708 square kilometers net to Eni of which developed acreage of 40,640 square kilometers and undeveloped acreage of 302,068 square kilometers net to Eni.
Exploration is the foundation of our growth, our very low cost structure and competitive time to market start-ups. Our discoveries will contribute more than 500 kboe/d of production in 2019 and we will promote around 3 billion barrels to proven reserves. Main exploration activities will be concentrated in North Africa, West Africa and the Far East.
Following this strategy in 2016, 50% of our exploration spending will be dedicated to proved basins and appraisals, while 30% will be invested in near field exploration and 20% in frontier plays.	| Develop new projects to fuel future growth

Eni has a strong pipeline of development projects that will fuel the medium and long-term growth of its oil and gas production. The pipeline of projects is geographically diversified and will become even more balanced across our hubs. These projects have an average break-even of $27 per boe of Brent equivalent 2016. This crucial result is key to being able to tackle the low scenario and be in the position to continue to grow profitability by capturing all future upsides.
We are aiming at excellence in time-to-market in order to maximize the value of our reserves. We plan to achieve development efficiency leveraging on the integration of skills along the life cycle of the reserves and by deploying an innovative organizational model which insources engineering and retains tight control of construction and commissioning. Phased project development allowed us to mitigate operating risks and reduce the financial exposure.
Zohr is the best example of our strategic approach and operating model. We discovered a super-giant, in a new play, located in a mature area and close to existing facilities. We reached FID only 6 months after discovery, a remarkable result. To reduce costs and financial exposure, we will develop Zohr with an accelerated start-up phase and then a fast ramp-up to the production plateau. The accelerated start-up phase is up to 1 bcf/d, and the ramp-up phase will reach the 2.7 bcf/d. The gas will mainly be sold on the Egyptian market, and we have already agreed a contract price formula and securitization for sales payments. We have just successfully performed the production test of Zohr 2X, the first appraisal well, which confirms excellent reservoir characteristics.
Other main projects include: (i) the Jangkrik project (Eni operator with a 55% interest) in the Kalimantan offshore. This project provides for the drilling of production wells linked to a Floating Production Unit as well as the construction of transportation facilities. Start-up is expected in 2017; (ii) OCTP sanctioned project (Eni’s interest 47.22%), where in 2015, Eni defined and signed a Gas Sale Agreement with the Ghana Authorities, as well as other agreements related to the guarantees for the sale of natural gas from the operated OCTP project. The integrated oil and gas development plan provides to put into production the Sankofa, Sankofa East and Gye Nyame discoveries. The first oil is expected in 2017 and the first gas in 2018. Peak production is estimated at 40 kboe/d net to Eni in 2019; (iii) the East Hub project in the Block 15/06 in Angola, which will leverage on the synergies with West Hub. Production start-up is expected in 2017.
Finally we plan to achieve further cost efficiencies by:
(i) increasing the scale of our operations as we concentrate our resources on larger fields than in the past where we plan to achieve economies of scale; (ii) expanding projects where we serve as operator; we believe operatorship will enable the Company to exercise better cost control, effectively manage reservoir and production operations, and deploy our safety standards and procedures to minimize risks; (iii) applying our technologies which we believe can reduce drilling and completion costs; and (iv) renegotiating contracts for oilfield services and other items to reap the benefits of the deflationary trend in the industry.

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Gas & Power / Business review Eni in 2015

Key performance indicators
2013	2014	2015
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	1.32	0.46	0.49

Net sales from operations (a)	(euro million)	79,619	73,434	52,096
Operating profit (loss)		(2,923)	64	(1,258)
Adjusted operating profit (loss)		(622)	168	(126)
Adjusted net profit (loss)		(239)	86	(168)
Capital expenditure		229	172	154

Worldwide gas sales (b)	(bcm)	93.17	89.17	90.88
LNG sales (c)		12.4	13.3	13.5
Customers in Italy	(million)	8.00	7.93	7.88
Electricity sold	(TWh)	35.05	33.58	34.88

Employees at year end (d)	(number)	4,962	4,561	4,484
Direct GHG emissions	(mmtonnes CO2 eq)	11.3	10.1	10.6
Customer satisfaction rate (e)	(scale from 0 to 100)	80.0	81.4	85.6
Water withdrawals per kWh eq produced	(cm/kWh eq)	0.017	0.017	0.015

(a) Before elimination of intragroup sales.
(b) Include volumes marketed by the Exploration & Production segment of 3.16 bcm (3.06 and 2.61 bcm in 2014 and 2013, respectively).
(c) Refers to LNG sales of the Gas & Power segment (included in worldwide gas sales) and the Exploration & Production segment.
(d) Related to consolidated subsidiaries and equity-accounted entities.
(e) The average evaluation reflects results of customers interviews based on clarity, courtesy and waiting time.

2015	Highlights

Performance of the year
è In 2015, the injury frequency rate of total workforce increased by 6.5% compared to 2014, even if in both years the same number of accidents was recorded (5 accidents).
è In 2015 greenhouse gas emissions reported an increase of 4.4%, lower than the power generation increase (up by 5.8%). Furthermore, the energy efficiency initiatives and the start-up of the Bolgiano power plant, allowed to improve all the emission indicators.
è The water consumption rate of EniPower’s plants decreased by 11.8% due to more efficient water use in the production process at certain sites.
è In 2015, the segment reported an	adjusted operating loss of euro 126 million, down by euro 294 million from an adjusted operating profit of euro 168 million in 2014. The change reflected the one-off economic benefits associated to certain contracts renegotiation recorded in the fourth quarter of 2014 as well as the negative outcome of a commercial arbitration in the fourth quarter of 2015.
è In 2015, adjusted net loss amounted to euro 168 million, worsening by euro 254 million compared to euro 86 million adjusted net profit reported in 2014. This reflected the one-off economic benefits associated to certain contract renegotiations recorded in 2014 as well as the negative outcome of a commercial arbitration in the fourth	quarter of 2015.
è Eni worldwide gas sales amounted to 90.88 bcm, up by 1.71 bcm, or 1.9% compared to 2014. Eni’s sales in Italy increased by 12.9% to 38.44 bcm, due to higher spot sales and more typical winter conditions compared to the last year. Sales in the European markets were 38.28 bcm, down by 9.3% from the previous year.
è Electricity sales were 34.88 TWh, up by 1.30 TWh, or 3.9% compared to 2014.
è Capital expenditure amounting to euro 154 million mainly concerned the flexibility and upgrading of combined cycle power stations (euro 69 million) as well as gas marketing initiatives in Italy and abroad (euro 69 million).

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Gas & Power / Business review Eni in 2015

| Strategies

Eni's management expects a weak outlook for natural gas sales and prices due to structural headwinds in the industry as we forecast sluggish demand growth, oversupplies and strong competition across all of our main markets in Europe, including Italy. Management does not expect any improvements in this scenario in the next four-year plan and expects gas sales to be flat or decreasing and gas prices to remain at depressed levels. Management plans to retain its market share in the large customers and retail segments also increasing the value of the existing customer base by developing innovative commercial propositions, by integrating services to the supply of commodity and by optimizing operations and commercial activities.
One of the main weaknesses in the gas sector will continue to be the thermoelectric sector, which management believes will show limited improvements in the future, absent a clear and harmonized supranational system of tariffs on CO2 emissions. Competition from coal, which is cheaper than gas in firing power plants, and the development of renewable sources of energy (photovoltaic, solar to name the most important) will negatively affect gas consumption in the power production. Furthermore, the evolution of the industrial sector towards low energy-intensity setups and energy efficiency and preservation will limit the recovery in gas demand. We estimated that gas consumption in Europe has decreased by 4% on average in the 2010-2015 time frame and we forecast an average growth rate lower than 1% from 2016 to 2025.
In Italy we expect that gas prices in the wholesale market will remain under pressure due to a number of negative factors including competitive pressure and the current level of minimum take volumes of Italian operators which are well above the absolute dimension of the Italian market. In the retail market, the regulated tariffs to residential and commercial users are currently indexed to spot prices of gas quoted at continental hubs. Finally, Eni's margins in the production of electricity at its gas-fired plants have significantly deteriorated due to the increasing pressure of cheaper electricity from coal and renewables and we expect a slow recovery in electricity margins along the plan period.
These trends are expected to be exacerbated by the constraints of the long-term supply contracts with take-or-pay clauses whereby wholesaler operators are forced to compete aggressively on pricing in order to limit the financial exposure dictated by the contracts in case of volumes off-taken below the minimum take.
Eni's portfolio of supply contracts is indexed to hub benchmarks for around 70% of the underlying volume. Management expects to complete the first stage of the alignment of supply portfolio to market conditions by 2016. The expected termination of certain long-term gas supply contracts with take-or-pay clause will reduce Eni’s contractual minimum take and will add flexibility to Eni’s portfolio and renegotiation strategy.
Against this scenario the Company priority in its Gas & Power business is to preserve the economic and financial sustainability in the long-term.
In order to achieve this goal, our strategy will be driven by the renegotiation of our entire portfolio of long-term supply contracts in order to align our cost position to prevailing market conditions.
The consolidation of profitability and cash generation will be helped by streamlining operations optimizing logistic costs focusing on the development and growth in value added segments (retail sales of gas and electricity, LNG and trading), and in the medium term, exploiting synergies in connection with better monetization of equity gas in international markets thanks to our knowledge in trading.

Gas & Power value chain

Eni’s Gas & Power segment engages in all phases of the natural gas value chain: supply, trading and marketing of natural gas and LNG. This segment also includes power generation and marketing of electricity. Eni’s leading position in the European gas market is ensured by a set of competitive advantages, including our multi-country approach, long-term gas availability, access to infrastructures, market knowledge and a strong customer base, in addition to long-term relations with producing countries.
Furthermore, integration with our upstream operations provides valuables growth options whereby the Company targets to monetize its large gas reserves.

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Refining & Marketing / Business review Eni in 2015

Key performance indicators
2013	2014	2015
Injury frequency rate of total Eni workforce	(No. of accidents per million of worked hours)	1.05	0.89	0.80

Net sales from operations (a)	(euro million)	27,201	24,330	18,458
Operating profit (loss)		(1,534)	(2,107)	(552)
Adjusted operating profit (loss)		(472)	(65)	387
Adjusted net profit (loss)		(246)	(41)	282
Capital expenditure		672	537	408

Refinery throughputs on own account	(mmtonnes)	27.38	25.03	26.41
Conversion index	(%)	62	51	49
Balanced capacity of refineries	(kbbl/d)	787	617	548

Retail sales of petroleum products in Europe	(mmtonnes)	9.69	9.21	8.89
Service stations in Europe at year end	(units)	6,386	6,220	5,846
Average throughput per service station in Europe	(kliters)	1,828	1,725	1,754
Average plant utilization rate	(%)	66	78	95

Employees at year end (b)	(number)	8,092	6,441	5,852
Direct GHG emissions	(mmtonnes CO2 eq)	5.2	5.3	5.1
SOx emissions (sulphur oxide)	(ktonnes SO2 eq)	10.80	5.70	5.97
Customer satisfaction index	(likert scale)	8.1	8.2	8.3

(a) Before elimination of intragroup sales. (b) Related to consolidated subsidiaries and equity-accounted entities.

2015	Highlights

Performance of the year
è In 2015 continued the positive trend in injury frequency rates of total workforce (down by 10.1%).
è Greenhouse gas emissions reported a decrease of 3.7% in absolute terms. The increase of emissions related to higher volumes processed in the period were offset by the initiatives focused on energy efficiency and reduction of fugitive methane. These actions allowed to reduce the ratio between emissions and throughputs to 17.3%.
è In 2015, the adjusted operating profit of euro 387 million, increased by euro 452 million	from the adjusted operating loss of euro 65 million reported in 2014. This strong performance was driven by an improved refining margin scenario and efficiency and optimization gains, which helped lower margin to around $5 per barrel, anticipating the EBIT break-even of the refining business to 2015 versus an original guidance for the year 2017 indicated in the 2015-2018 strategic plan.
è In 2015, refining throughputs were 26.41 mmtonnes, up by 1.38 mmtonnes, or 5.5% from 2014. In Italy, processed volumes increased by 14.1% mainly due to seized opportunities of the favorable	refinery scenario. On a homogeneous basis, when excluding the impact of the disposal of the refining capacity in Czech Republic and the reconversion shutdown at Gela refinery, Eni’s refining throughputs increased by 15%. Volumes processed in Italy increased by 16.4% due to a favorable trading environment.
è In 2015, the production of biofuels amounted to 0.20 mmtonnes, up by 53.8% compared to a year ago reflecting the performance of Porto Marghera bio-refinery started-up in 2014.
è Retail sales in Italy amounted to 5.96 mmtonnes, down by 0.18 mmtonnes, or

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2.9% from 2014, due to lower volumes marketed in motorway and lease concession networks.
è Retail sales in the Rest of Europe of 2.93 mmtonnes reported a decrease of 4.6% compared to 2014. This result reflected the disposal of assets in Czech Republic, Slovakia and Romania, only partially offset by higher volumes marketed in Germany, Switzerland and Austria.
è Capital expenditure amounting to euro 408 million mainly related to: (i) refining activities in Italy and outside of Italy (euro 282 million), aiming mainly at plants maintenance, as well as initiatives in the field of health, security and environment; (ii) enhancement and rebranding of the retail distribution network in Italy (euro 75 million) and in the Rest of Europe (euro 51 million).	è In 2015, total expenditure in R&D amounted to approximately euro 27 million. During the year 4 patent applications were filed.

Licensing of EST Technology
è In September 2015, Eni licensed to Total the use of the Eni’s Slurry Technology (EST), as part of the deal, the companies agreed to cooperate in a joint development project for EST, under which Eni will work together with Total to evaluate and tailor the technology to help meet Total’s specific requirements. This agreement represents for Eni the first contract of non-exclusive sale of the EST technology user license and opens the opportunity for a future growth of the new market of own-technology sale, which is possible after the industrial consolidation of the first-world unit operating at Sannazzaro Refinery.

Marketing of Eni Diesel+
è Starting from January 2016, the new Eni Diesel+ is available in over 3,500 fuel stations all over Italy. The new fuel has a 15% renewable component, produced from plant oils in Eni’s Venice refinery using the Ecofining™ technology. Eni Diesel+ combines the performance features of the latest-generation premium fuels (extends the life of car motors, ensures better performance and reduces consumption by up to 4%) with more care for the environment (reduces CO2 emissions by 5% on average, unburned hydrocarbons by up to 40% and particulate matter by up to 20%).

| Strategies

Management expects that refining margins in 2016 and in the following years will decline toward a mid-cycle level, lower than the exceptionally strong value recorded in 2015. The European refining industry is expected to continue to suffer from structural weaknesses, due to a persistent refining overcapacity related to economic stagnation, increasing efficiency in final uses and rising competitive pressure from new refineries in the Middle East.

In view of this scenario, the Company priority is to strengthen profitability and cash flow even in a depressed downstream oil environment, further reducing the break-even margin of Eni refineries, which currently stands at about 5 $/bbl. The refining business has undergone a restructuring process resulting in a reduction of the installed capacity by 33% versus the 2012 baseline.
This process has comprised: (i) the conversion of the Venice refinery into a green refinery for the production of bio-fuels, based on a proprietary technology; (ii) the shutdown of Gela refinery, which is undergoing a restructuring to be upgraded to a green refinery like the Venice site; (iii) the disposal of a 32.445% interest in Ceská Rafinérská (CRC) and (iv) the closure of a producing line in Taranto (visbreaking-thermal cracking).

The restructuring initiatives implemented so far have contributed to reduce the refining break-even margin.
Looking ahead, Eni's priority is now to further lower the break-even refining margin by:

■ maintaining the current refining capacity and leveraging on increasing the conversion capacity of our refineries;
■ completing the ramp-up of Venice green refinery and the conversion of the Gela refinery;
■ improving product quality and flexibility;
■ maintaining a strong focus on cost efficiency and process optimization.

Management intends to make selective capital expenditure expecting to invest approximately euro 1.1 billion mainly related to maintenance (stay-in-business, compliance, security and environmental purposes) and conversion projects to complete the bio refineries at Venice and Gela sites.

In Marketing activities, competitive pressure is expected to continue due to weak demand trends. Management plans to achieve a gradual improvement in results of operations mainly by focusing on innovation of products and services anticipating customer needs, dynamic pricing tailored on the specific local market conditions, efficiency in the marketing and distribution activities.

Retail operations abroad will be focused on the core markets of Germany, Austria, Switzerland and France, exploiting synergies along the value chain, a significant market share, an effective non oil and the brand awareness. We plan to complete the divestiture of our presence in East Europe, where we already exited from Czech Republic, Romania and Slovakia in 2015 (maintaining the lubricants marketing activities).

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Discontinued operations / Business review Eni in 2015

| Saipem transaction

In the last months of 2015, Eni defined a complex transaction to restructure the share ownership of the listed subsidiary Saipem through the entry of a new shareowner, obtaining the reimbursement of intercompany loans, in line with the Group strategy aimed to:
- focus on its upstream core business, by making available additional financial sources to be reinvested in the development of the considerable mineral resources recently discovered;
- strengthening of its capital structure on the back of the weaker oil scenario.
On January 22, 2016, following the fulfillment of all the conditions precedent, among which the consensus of Consob to the subscription of the share capital increase in Saipem, was closed the sale of 12.503% of Eni’s interest in the share capital of Saipem to Fondo Strategico Italiano (FSI). The transaction refers to No. 55,176,364 Saipem shares at an average price of euro 8.4 per share.
The reference price for the transaction was the arithmetic average of the Official prices for the shares registered in the trading days immediately before and after the announcement to the markets of the transaction, on October 28, 2015. The total consideration of euro 463 million has been paid by FSI through a single payment, at the time of the transaction execution. Contextually, Eni and FSI entered into the Shareholders’ Agreement signed on October 27, 2015, by virtue of which they intended to establish the terms and conditions that shall govern, from the closing date onwards, their relations as shareholders of Saipem.
Each of Eni and FSI will contribute to the Shareholders’ Agreement, for its entire duration, an equal number of Saipem shares, which will not exceed 12.503% of the Company’s ordinary share capital (therefore up to a total amount slightly above 25% of Saipem ordinary share capital). The Shareholders’ Agreement will enter into force on the closing date of the Sale and Purchase Agreement, for a period of three years, with automatic renewal for a further period of three years, unless terminated by notice.

As defined by the Shareholders’ Agreement and following the transaction, Eni and FSI jointly control Saipem.
Eni and FSI have undertaken towards Saipem an irrevocable obligation to subscribe pro-rata the capital increase for euro 3.5 billion. The agreements foresee the reimbursement of intercompany net debt by Saipem to Eni through funds from share capital increase and the refinancing at certain third parties.
Considering, that the transactions disclosed above were defined after the end of 2015, in the financial statements of 2015 Saipem is still fully consolidated and represented as "discontinued operation" based on the guidelines of IFRS 5 on certain disposal assets.

| Versalis

As far as the chemical business managed by Eni’s wholly-owned subsidiary Versalis SpA is concerned, at December 31, 2015, negotiations were underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis, would support Eni in implementing the industrial plan designed to upgrade this business.
Therefore, effective for the full year, likewise Saipem, Versalis’ assets and liabilities, revenues and expenses and cash flow have been classified as discontinued operations. In addition, Eni’s net assets in Versalis have been aligned to the lower of their carrying amount and their fair value based on the transaction that is underway.

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Group results for the year / Financial review Eni in 2015

Group results for the year

Eni’s results of operations and cash flow as at and for the twelve months ended December 31, 2015 have been prepared: (i) on a consolidated basis; and (ii) presenting separately continuing operations from discontinued operations, in accordance with IFRS 5.
Discontinued operations comprise:
• The E&C operating segment which is managed by Eni’s subsidiary Saipem SpA (Eni’s share 42.9%). On January 22, 2016, there was the closing of the agreements signed on October 27, 2015 with the Fondo Strategico Italiano (FSI). Those include the sale of a 12.503% stake of the share capital of Saipem to FSI. Simultaneously, a shareholder agreement between Eni and FSI became effective, which was intended to establish joint control over the former Eni subsidiary. Therefore effective for the 2015 full year, Saipem revenues and expenses and cash flow have been classified as discontinued operations and its assets and liabilities have been classified as held for sale. In addition as provided by IFRS 5, Eni’s net assets in Saipem have been aligned to the lower of their carrying amount and fair value given by the share price at the reporting date.
• The Chemical business managed by Eni’s wholly-owned subsidiary Versalis SpA. As of the reporting date, negotiations were underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis, would support Eni in implementing the industrial plan designed to upgrade this business. Therefore, effective for the full year, likewise Saipem, Versalis revenues and expenses and cash flow have been classified as discontinued operations and its assets and liabilities have been classified as held for sale. In addition, Eni’s net assets in Versalis have been aligned to the lower of their carrying amount and their fair value based on the proposed transaction.
• Comparative results of operations and cash flow for the year 2014 and 2013 have been restated accordingly as provided by IFRS 5.

Consequently, the discussion of Eni’s financial performance for 2015 and outlook mainly focuses on the results of the continuing operations. In accordance with IFRS 5, gains and losses pertaining to the discontinued operations include only those resulting from transactions with third parties.
Therefore, the results of the continuing operations do not fully illustrate the underlying performance given the elimination of gains and losses on intercompany transactions with the discontinued operations due to consolidation procedures. The same is true for the performance of the discontinued operations. The bigger the intercompany transactions, the larger that sort of distortion.
In particular, the accounting of the E&C segment as discontinued operations according to IFRS 5 yielded a benefit to the continuing operations due to the elimination of the costs incurred towards Saipem for the execution of contract works commissioned by Eni’s Group companies for maintenance and construction of assets (plants and other infrastructures). On the other hand, the accounting of the Chemical business as discontinued operations negatively affected the results of the continuing operations due to the elimination of revenues relating to the supply of oil-based petrochemical feedstock and other plant utilities to Versalis, mainly from the Group’s R&M segment.
Because of this, in order to obtain a better comparison of base Group performance across reporting periods and to understand in a better way underlying industrial trends, management has assessed the underlying performance of the continuing operations also by calculating Non-GAAP performance measures that: (i) excludes certain gain and changes; and (ii) reinstates the effects of the elimination of intercompany transactions (see below for further information).

| 2015 results

In 2015, Eni reported a net loss pertaining to continuing operations of euro 7,680 million, which was a sharp deterioration compared to 2014 when Eni reported a profit of euro 101 million. A prolonged slide in crude oil prices has negatively affected the Group’s performance, impacting results from operations and the value of assets.

Operating results from continuing operations were a loss of euro 2,781 million in 2015. These negative results were driven by lower E&P revenues reflecting reduced oil&gas realizations negatively impacted by sharply lower Brent prices (down by 47%), the alignment of the carrying amounts of oil and product inventories to current market prices and the recognition of material impairment losses mainly taken at the Group oil&gas CGUs (euro 4,502 million). In performing the impairment review, Eni’s management assumed a reduced long-term price outlook for the Brent crude oil down to 65 $/bbl compared to the previous 90 $/bbl scenario adopted for valuating asset recoverability in the 2014 financial statements. Furthermore, the operating loss was impacted by an estimate revision of euro 484 million taken at revenues accrued on the sale of natural gas and electricity to retail customers in Italy dating back to past reporting periods and the establishment of a provision of euro 226 million for those accruals.

Eni’s management has implemented certain initiatives to mitigate the negative effect of low oil prices on profitability and cash flow. These initiatives include the reduction of E&P operating expenses and the curtailment of capital expenditure by carefully selecting exploration plays, rescheduling and re-phasing large development activities and renegotiating supply contracts for plants and other E&P infrastructures, as well as leveraging oilfield services rates on the deflationary pressure induced by the decline in crude oil prices. This reduction in capital expenditure only had a modest impact on hydrocarbon production, which grew by 11.3% to 1,688 kboe/d. The production plateau was the highest since 2010, on yearly basis. The Refining & Marketing segment returned to underlying profitability supported by plant optimizations and an ongoing margin recovery. The G&P segment almost achieved an operating profit break-even, net of a charge related to the unfavorable outcome of a commercial

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Group results for the year / Financial review Eni in 2015

arbitration and in spite of the fact that the Company did not yet benefit from a renegotiation of certain long-term supply contracts, which was expected to be finalized before year end. Finally, G&A expenses were reduced across all businesses and at headquarter level.

Net loss for 2015 was significantly affected by tax expenses incurred despite negative pre-tax earnings, which was negatively affected by a deteriorated price scenario in the E&P segment. The main drivers of this were three. First, the segment’s taxable profit was mainly earned in PSA contracts, which, although more resilient in a low-price environment due to the cost recovery mechanism, bear higher-than-average rates of tax. Secondly, there was higher incidence of certain non-deductible expenses on the pre-tax profit lowered by the scenario. Finally, a lowered recognition of deferred tax assets relating to operating losses due to a reduced profitability outlook (euro 1,058 million). The Group tax rate was also impacted by the write-off of Italian deferred tax assets and other changes of euro 885 million in the full year due to projections of lower future taxable profit at Italian subsidiaries and the reduction of the statutory tax rate from 27.5% to 24%, which was considered as substantially enacted at the reporting date.

In evaluating the Company’s underlying performance and with the purpose of better explaining year-on-year changes in the Group base performance, management has assessed to separate from the other drivers of the Group performance the impact of (i) special gains and charges amounting to pre-tax loss and post-tax loss of euro 6,576 million and euro 6,982 million, respectively, including an inventory holding pre-tax loss of euro 814 million and post-tax loss of euro 561 million, respectively; (ii) profit and loss on intercompany transactions with the discontinued operations for euro 309 million in operating profit and euro 1,032 million in net profit which are eliminated upon consolidation.

On that basis, management has calculated the adjusted operating profit that would amount to euro 4,104 million for 2015, down by euro 7,338 million from 2014. The main drivers of this decline were lowered commodity prices of euro 8.8 billion (net of exchange rate gains) and reduced one-off items in the G&P segment for euro 0.7 billion, partly offset by efficiency and cost reduction gains of euro 2.2 billion. The corresponding adjusted net profit would amount to euro 334 million, down by euro 3,520 million from 2014 due to a lowered operating performance and a higher Group tax rate mainly driven by the E&P segment.

Management also evaluated the Group tax rate by excluding the impact of the higher incidence on pre-tax profit of certain non-deductible expenses in E&P, where this incidence is expected to prospectively come down due to the effect of lower amortization charges going forward because of the impairment losses recorded in 2015. In addition, the Group tax rate was negatively affected by the fact that certain exploration expenses related to successful initiatives could not be deducted from pre-tax earnings as the Group fully amortized all exploration expenses incurred in the reporting period. On those bases, the Group tax rate would be 79% vs. 63% in 2014.

Adjusted results (*)
2013	(euro million)	2014	2015	Change	% Ch.
7,867	Operating profit (loss) - continuing operations	7,585	(2,781)	(10,366)	..
503	Exclusion of inventory holding (gains) losses	1,290	814
2,910	Exclusion of special items	1,572	5,762
11,280	Adjusted operating profit (loss) - continuing operations	10,447	3,795	(6,652)	(63.7)
1,856	Reinstatement of intercompany transactions vs. Discontinued operations	995	309
13,136	Adjusted operating profit (loss) - continuing operations on a standalone basis	11,442	4,104	(7,338)	(64.1)

3,472	Net profit (loss) attributable to Eni’s shareholders - continuing operations	101	(7,680)	(7,781)	..
291	Exclusion of inventory holding (gains) losses	890	561
(1,264)	Exclusion of special items	1,209	6,421
2,499	Adjusted net profit (loss) attributable to Eni’s shareholders - continuing operations	2,200	(698)	(2,898)	..
1,355	Reinstatement of intercompany transactions vs. Discontinued operations	1,654	1,032
3,854	Adjusted net profit (loss) attributable to Eni’s shareholders on a standalone basis	3,854	334	(3,520)	(91.3)
63.2	Tax rate (%)	65.3	93.0
(*) Adjusted results from continuing operations exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with sectors which are in the disposal phase, E&C and Chemical, represented as discontinued operations under the IFRS 5.

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Group results for the year / Financial review Eni in 2015

Sources and uses of cash
In 2015, net cash provided by operating activities from continuing operations amounted to euro 11,181 million and was impacted by the eliminations of intercompany flows with discontinued operations due to consolidation. In evaluating the Company’s underlying cash flow performance and with the purpose of better explaining year-on-year changes in the Group base performance, management has assessed to separate the impact of intercompany flow with discontinued operations from the other drivers of the Group cash flow performance. When reinstating these intercompany flows, net cash provided by operating activities from continuing operations adds up to euro 12,189 million (see page 24 for further details). Proceeds from disposals were euro 2,258 million and mainly related to an interest in Snam due to exercise of the conversion right by bondholders (euro 911 million), an interest in Galp (euro 658 million) and the divestment of non-strategic assets mainly in the Exploration & Production business. These inflows funded part of capital expenditure (euro 10,775 million), other changes relating to capital expenditure and the payment of Eni’s dividend (balance dividend for fiscal year 2014 and the 2015 interim dividend totaling euro 3,457 million). When considering the cash flow of discontinued operations, the Group’s net debt increased by euro 3,178 million to euro 16,863 million, net of negative exchange rate differences and the reclassification of Saipem net cash in the discontinued operations.
Net cash flow provided by operating activities from continuing operations was down by 15% year-on-year, while crude oil prices were down by approximately 50%. The Group was able to cover entirely its capital expenditure with funds from operations. Capital expenditure	for the year reduced by 17% at constant exchange rates (the reported amount was down by 4%) and it was better than initially planned (management was planning at the beginning of the year for a reduction of 14%) and reflected re-phasing and rescheduling of longer term projects, contract renegotiations and other efficiencies which did not affect production growth for the year. Net cash provided by operating activities were supported by optimization initiatives and non-recurring effects in working capital relating to the net positive inflow in the Gas & Power segment for euro 0.9 billion due to the collection of pre-paid volumes of gas under take-or-pay contracts and the collection of receivables from supplied long-term customers, as well as to the reimbursement and the disposal to financing institutions of certain tax receivables due to the parent company (approximately euro 0.9 billion) and inventory other optimizations in the Refining & Marketing business for euro 0.4 billion.
As of December 31, 2015, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage – increased to 0.31, compared to 0.22 as of December 31, 2014. This increase was due to greater net borrowings and a reduction in total equity, which was impacted by the result of the year and dividend payments, partly offset by a sizable appreciation of the US dollar against the Euro in the translation of the financial statements of Eni’s subsidiaries that use the US dollar as functional currency, ultimately resulting in an equity gain. The US dollar was up by 10.3% compared to the closing of the previous reporting period at December 31, 2014 and December 31, 2015. Assuming the closing of the Saipem transactions at the balance sheet date, management estimated that the leverage would be significantly lower than the reported amount, down to 0.22.

Capital expenditure by segment

2013	(euro million)	2014	2015	Change	% Ch.
10,475	Exploration & Production	10,524	10,234	(290)	(2.8)
109	- acquisition of proved and unproved properties
1,669	- exploration	1,398	820
8,580	- development	9,021	9,341
117	- other expenditure	105	73
229	Gas & Power	172	154	(18)	(10.5)
672	Refining & Marketing	537	408	(129)	(24.0)
497	- refining	362	282
175	- marketing	175	126
221	Corporate and other activities	113	64	(49)	..
(3)	Impact of unrealized intragroup profit elimination	(82)	(85)	(3)
11,584	Capital expenditure - continuing operations	11,264	10,775	(489)	(4.3)
1,216	Capital expenditure - discontinued operations	976	781	(195)	(20.0)
12,800	Capital expenditure	12,240	11,556	(684)	(5.6)

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| Profit and loss account

2013	(euro million)	2014	2015	Change	% Ch.
	Revenues
98,547	Net sales from operations	93,187	67,740	(25,447)	(27.3)
1,117	Other income and revenues	1,039	1,205	166	16.0
(80,765)	Operating expenses	(76,639)	(56,761)	19,878	25.9
(71)	Other operating income (expense)	145	(485)	(630)	..
(10,961)	Depreciation, depletion, amortization and impairments	(10,147)	(14,480)	(4,333)	(42.7)
7,867	Operating profit (loss)	7,585	(2,781)	(10,366)	..
(999)	Finance income (expense)	(1,181)	(1,323)	(142)	(12.0)
6,083	Net income from investments	469	124	(345)	(73.6)
12,951	Profit (loss) before income taxes	6,873	(3,980)	(10,853)	..
(9,055)	Income taxes	(6,681)	(3,147)	3,534	52.9
69.9	Tax rate (%)	97.2	..	..
3,896	Net profit (loss) - continuing operations	192	(7,127)	(7,319)	..
1,063	Net profit (loss) - discontinued operations	658	(2,251)	(2,909)	..
4,959	Net profit (loss)	850	(9,378)	(10,228)	..
	attributable to:				..
5,160	- Eni’s shareholders	1,291	(8,783)	(10,074)	..
3,472	- continuing operations	101	(7,680)	(7,781)	..
1,688	- discontinued operations	1,190	(1,103)	(2,293)	..
(201)	- Non-controlling interest	(441)	(595)	(154)	(34.9)
424	- continuing operations	91	553	462	..
(625)	- discontinued operations	(532)	(1,148)	(616)	..

Non-GAAP measures
Reconciliation of reported operating profit and reported
net profit to results on an adjusted standalone basis

Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate is applied to finance charges and income. Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or US GAAP. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. The following is a description of items that are excluded from the calculation of adjusted results.
Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes	sold calculated using the weighted average cost method of inventory accounting.
Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.
As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria

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Group results for the year / Financial review Eni in 2015

to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.
Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations.
Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).	In consideration of the relevance of the discontinued operations on 2015 financial accounting, in order to remove the misrepresentation of IFRS 5 the adjusted performances exclude the above mentioned inventory holding gain or loss and the special items as well as gains and losses of the discontinued operations earned from both third parties and the Group’s continuing operations, actually determining the derecognition of the two disposal group. These measures are: standalone adjusted operating profit, standalone adjusted net profit and standalone cash flow from operations.

In the following tables are represented: operating profit and adjusted net profit on a standalone basis and on single segment basis as well as the reconciliation of net profit attributable to Eni’s shareholders of continuing operations. It is also provided the reconciliation of operating cash flow.

2015	Discontinued operations

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	(144)	(1,258)	(552)	(497)	(694)	(1,393)	(23)	(4,561)	2,087	(307)	1,780	(2,781)		(2,474)
Exclusion of inventory holding (gains) losses		132	555			322	127	1,136	(322)		(322)	814		814
Exclusion of special items:
- environmental charges			116	88		21		225	(21)		(21)	204		204
- asset impairments	4,502	152	152	20	590	1,376		6,792	(1,966)		(1,966)	4,826		4,826
- net gains on disposal of assets	(414)		(5)	4	1	(3)		(417)	2		2	(415)		(415)
- risk provisions		226	7	(10)		(12)		211	12		12	223		223
- provision for redundancy incentives	15	6	5	1	12	3		42	(15)		(15)	27		27
- commodity derivatives	12	90	72		(6)	(4)		164	10	(10)		164		174
- exchange rate differences and derivatives	(59)	(9)				5		(63)	(5)	8	3	(60)		(68)
- other	196	535	37	25		(7)		786	7		7	793		793
Special items of operating profit (loss)	4,252	1,000	384	128	597	1,379		7,740	(1,976)	(2)	(1,978)	5,762		5,764
Adjusted operating profit (loss)	4,108	(126)	387	(369)	(97)	308	104	4,315	(211)	(309)	(520)	3,795	309	4,104
Net finance (expense) income (b)	(286)	11	(12)	(686)	(5)	10		(968)	(5)	18	13	(955)		(973)
Net income (expense) from investments (b)	253	(2)	72	285	17	(3)		622	(14)		(14)	608		608
Income taxes (b)	(3,323)	(51)	(165)	107	(212)	(85)	(47)	(3,776)	297	(62)	235	(3,541)		(3,479)
Tax rate (%)	81.5	..	36.9		..			95.1				..		93.0
Adjusted net profit (loss)	752	(168)	282	(663)	(297)	230	57	193	67	(353)	(286)	(93)	353	260
of which attributable to:
- non-controlling interest								(243)			848	605	(679)	(74	) (*)
- Eni’s shareholders								436			(1,134)	(698)	1,032	334
Net profit (loss) attributable to Eni’s shareholders								(8,783)			1,103	(7,680)		(7,680)
Exclusion of inventory holding (gains) losses								782			(221)	561		561
Exclusion of special items								8,437			(2,016)	6,421		6,421
Reinstatement of intercompany transactions vs. discontinued operations														1,032
Adjusted net profit (loss) attributable to Eni’s shareholders								436			(1,134)	(698)		334

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.
(*) Represents the reinstatement of fiscal impacts and does not refer to non-controlling interests.

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Group results for the year / Financial review Eni in 2015

2014	Discontinued operations

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	10,766	64	(2,107)	(518)	18	(704)	398	7,917	686	(1,018)	(332)	7,585		8,603
Exclusion of inventory holding (gains) losses		(119)	1,576			170	(167)	1,460	(170)		(170)	1,290		1,290
Exclusion of special items:
- environmental charges			111	41		27		179	(27)		(27)	152		152
- asset impairments	692	25	284	14	420	96		1,531	(516)		(516)	1,015		1,015
- net gains on disposal of assets	(76)		(2)	3	2	45		(28)	(47)		(47)	(75)		(75)
- risk provisions	(5)	(42)		12	25			(10)	(25)		(25)	(35)		(35)
- provision for redundancy incentives	24	9	(4)	(25)	5			9	(5)		(5)	4		4
- commodity derivatives	(28)	(38)	38		9	3		(16)	(12)	12		(16)		(28)
- exchange rate differences and derivatives	6	205	14			4		229	(4)	11	7	236		225
- other	172	64	25	30		12		303	(12)		(12)	291		291
Special items of operating profit (loss)	785	223	466	75	461	187		2,197	(648)	23	(625)	1,572		1,549
Adjusted operating profit (loss)	11,551	168	(65)	(443)	479	(347)	231	11,574	(132)	(995)	(1,127)	10,447	995	11,442
Net finance (expense) income (b)	(287)	7	(9)	(564)	(6)	(3)		(862)	9	30	39	(823)		(853)
Net income (expense) from investments (b)	323	49	67	(156)	21	(3)		301	(18)		(18)	283		283
Income taxes (b)	(7,164)	(138)	(34)	311	(185)	75	(79)	(7,214)	110	(60)	50	(7,164)		(7,104)
Tax rate (%)	61.8	61.6	..		37.4			65.5				72.3		65,3
Adjusted net profit (loss)	4,423	86	(41)	(852)	309	(278)	152	3,799	(31)	(1,025)	(1,056)	2,743	1,025	3,768
of which attributable to:
- non-controlling interest								92			451	543	(629)	(86)
- Eni’s shareholders								3,707			(1,507)	2,200	1,654	3,854
Reported net profit (loss) attributable to Eni’s shareholders								1,291			(1,190)	101		101
Exclusion of inventory holding (gains) losses								1,008			(118)	890		890
Exclusion of special items								1,408			(199)	1,209		1,209
Reinstatement of intercompany transactions vs. discontinued operations														1,654
Adjusted net profit (loss) attributable to Eni’s shareholders								3,707			(1,507)	2,200		3,854

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

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Group results for the year / Financial review Eni in 2015

2013	Discontinued operations

(euro million)	Exploration & Production	Gas & Power	Refining & Marketing	Corporate and other activities	Engineering & Construction	Chemicals (a)	Impact of unrealized intragroup profit elimination	GROUP	Engineering & Construction and Chemicals	Consolidation adjustments	Total	CONTINUING OPERATIONS	Reinstatement of intercompany transactions vs. discontinued operations	CONTINUING OPERATIONS - on standalone basis

Reported operating profit (loss)	14,868	(2,923)	(1,534)	(736)	(98)	(727)	38	8,888	825	(1,846)	(1,021)	7,867		9,713
Exclusion of inventory holding (gains) losses		192	220			213	91	716	(213)		(213)	503		503
Exclusion of special items:
- environmental charges		(1)	93	52		61		205	(61)		(61)	144		144
- asset impairments	19	1,685	633	19		44		2,400	(44)		(44)	2,356		2,356
- net gains on disposal of assets	(283)	1	(9)	(3)	107			(187)	(107)		(107)	(294)		(294)
- risk provisions	7	292		31		4		334	(4)		(4)	330		330
- provision for redundancy incentives	52	10	91	92	2	23		270	(25)		(25)	245		245
- commodity derivatives	(2)	317	1		(1)			315	1	(1)		315		316
- exchange rate differences and derivatives	(2)	(218)	30			(5)		(195)	5	(9)	(4)	(199)		(190)
- other	(16)	23	3	3	(109)			(96)	109		109	13		13
Special items of operating profit (loss)	(225)	2,109	842	194	(1)	127		3,046	(126)	(10)	(136)	2,910		2,920
Adjusted operating profit (loss)	14,643	(622)	(472)	(542)	(99)	(387)	129	12,650	486	(1,856)	(1,370)	11,280	1,856	13,136
Net finance (expense) income (b)	(264)	14	(6)	(567)	(5)	(2)		(830)	7	16	23	(807)		(823)
Net income (expense) from investments (b)	367	70	56	291	2			786	(2)		(2)	784		784
Income taxes (b)	(8,796)	299	176	129	(151)	51	(90)	(8,382)	100	(53)	47	(8,335)		(8,282)
Tax rate (%)	59.7	..	..		..			66.5				74.0		63.2
Adjusted net profit (loss)	5,950	(239)	(246)	(689)	(253)	(338)	39	4,224	591	(1,893)	(1,302)	2,922	1,893	4,815
of which attributable to:
- non-controlling interest								(206)			629	423	538	961
- Eni’s shareholders								4,430			(1,931)	2,499	1,355	3,854
Reported net profit (loss) attributable to Eni’s shareholders								5,160			(1,688)	3,472		3,472
Exclusion of inventory holding (gains) losses								438			(147)	291		291
Exclusion of special items								(1,168)			(96)	(1,264)		(1,264)
Reinstatement of intercompany transactions vs. discontinued operations														1,355
Adjusted net profit (loss) attributable to Eni’s shareholders								4,430			(1,931)	2,499		3,854

(a) Following the announced divestment plan, Chemicals results previously consolidated in the "R&M and Chemicals" sector, are presented separately and accounted as discontinued operations.
(b) Excluding special items.

(euro million)	2013	2014	2015
Net cash provided by operating activities	11,026	15,110	11,903
Net cash provided by operating activities - discontinued operations	1,894	1,948	722
Net cash provided by operating activities - continuing operations	9,132	13,162	11,181
Reinstatement of intercompany transactions vs. discontinued operations	1,686	1,225	1,008
Net cash provided by operating activities on a standalone basis	10,818	14,387	12,189

Contents

Group results for the year / Financial review Eni in 2015

Breakdown of special items

2013	(euro million)	2014	2015
3,046	Special items of operating profit	2,197	7,740
205	- environmental charges	179	225
2,400	- asset impairments	1,531	6,792
(187)	- net gains on disposal of assets	(28)	(417)
334	- risk provisions	(10)	211
270	- provision for redundancy incentives	9	42
315	- commodity derivatives	(16)	164
(195)	- exchange rate differences and derivatives	229	(63)
(96)	- other	303	786
179	Net finance (income) expense	203	282
	of which:
195	- exchange rate differences and derivatives	(229)	63
(5,299)	Net income (expense) from investments	(189)	471
	of which:
(3,599)	- gains on disposal of assets	(159)	(33)
(1,682)	- impairments/revaluation of equity investments	(38)	489
901	Income taxes	(270)	297
	of which:
954	- impairment of deferred tax assets of Italian subsidiaries	976	851
	- other net tax refund	(824
490	- deferred tax adjustment on PSAs	69
	- impairment of deferred tax assets of upstream business		860
(543)	- taxes on special items of operating profit (loss) and other special items	(491)	(1,414)
(1,173)	Total special items of net profit	1,941	8,790
	attributable to:
(5)	- non-controlling interest	533	353
(1,168)	- Eni’s shareholders	1,408	8,437
	of which:
96	- Total special items of discontinued operations	199	2,016
	- impairment due to FV evaluation		1,969
	- financial derivative on the disposal of 12.5% interest in Saipem		49
96	- other net special items	199	(2)

Contents

Group results for the year / Financial review Eni in 2015

| Summarized Group balance sheet

The summarized Group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful	information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

(euro million)	December 31, 2014	December 31, 2015	Change
Fixed assets
Property, plant and equipment	71,962	63,795	(8,167)
Inventories - compulsory stock	1,581	909	(672)
Intangible assets	3,645	2,433	(1,212)
Equity-accounted investments and other investments	5,130	3,263	(1,867)
Receivables and securities held for operating purposes	1,861	2,026	165
Net payables related to capital expenditure	(1,971)	(1,276)	695
	82,208	71,150	(11,058)
Net working capital
Inventories	7,555	3,910	(3,645)
Trade receivables	19,709	12,022	(7,687)
Trade payables	(15,015)	(9,345)	5,670
Tax payables and provisions for net deferred tax liabilities	(1,865)	(3,133)	(1,268)
Provisions	(15,898)	(15,266)	632
Other current assets and liabilities	222	1,804	1,582
	(5,292)	(10,008)	(4,716)
Provisions for employee post-retirement benefits	(1,313)	(1,056)	257
Discontinued operations and assets held for sale including related liabilities	291	10,446	10,155
CAPITAL EMPLOYED, NET	75,894	70,532	(5,362)
Eni shareholders’ equity	59,754	51,753	(8,001)
Non-controlling interest	2,455	1,916	(539)
Shareholders’ equity	62,209	53,669	(8,540)
Net borrowings	13,685	16,863	3,178
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	75,894	70,532	(5,362)

The summarized Group balance sheet was affected by a sharp movement in the EUR/USD exchange rate which determined an increase in net capital employed, net borrowings and total equity by euro 4,670 million, euro 136 million and euro 4,534 million respectively. This was due to translation into euros of the financial statements of US-denominated subsidiaries reflecting a 10.3% appreciation of the US dollar against the euro (1 EUR=1.089 USD at December 31, 2015 compared to 1.214 at December 31, 2014).

Fixed assets (euro 71,150 million) decreased by euro 11,058 million from December 31, 2014 mainly due to the reclassification of the tangible and intangible assets of Saipem and Versalis as discontinued operations. Other changes related to impairment losses and DD&A at continuing operations (euro 14,480 million), which were partly offset by currency movements and capital expenditure (euro 10,775 million). The reduction in the line item "Equity-accounted investments and other investments" was due to the divestment of Eni’s interest in Snam and Galp.

Net working capital was in negative territory at minus euro 10,008 million and decreased by euro 4,716 million year-on-year. This mainly reflected the mentioned reclassification of the disposal groups Saipem and Versalis as discontinued operations. In addition, the G&P segment reduced its working capital, while the carrying amount of oil and gas inventories declined due to the impact of lower prices on the weighted-average cost accounting method as well as the destocking of products and gas inventories as part of ongoing optimization measures. These decreases were partly offset by the increased balance of other current assets and liabilities. This was due to increased working capital exposure to joint venture partners in E&P. This latter increase was partly offset by the reversal of the deferred costs related to pre-paid gas volumes in previous reporting periods in the G&P segment following the off-taken of the underlying gas; while an opposite trend was recorded due to our long-term buyers off-taking Eni’s gas. Finally, the change in the balance of tax payables and provisions for deferred taxes (up by euro 1,268 million) reflected the write-off of Italian deferred tax assets (euro 885 million) due to projections of lower future taxable profit at Italian subsidiaries as well as deferred tax assets of subsidiaries located outside Italy of the upstream segment (euro 1,058 million) and the reimbursement/transferring to

Contents

Group results for the year / Financial review Eni in 2015

financing institutions of taxes receivables in Italy (approximately euro 900 million).

Discontinued operations and assets held for sale including related liabilities (euro 10,446 million) comprised: (i) Saipem and its subsidiaries considering the arrangements signed in October 2015 with the Fondo Strategico Italiano (FSI). These include the sale of a 12.503% stake of the share capital of Saipem to FSI and a concurrent shareholder agreement with Eni intended to establish joint control over the target entity; (ii) the chemical operating segment. As of the reporting date, negotiations were underway to define an agreement with an industrial partner who, by acquiring a controlling stake of Versalis, would support Eni in implementing the industrial plan designed to upgrade this segment. In addition, the book value of goodwill and of the non-current assets of the two disposal groups have been aligned to the fair value of the underlying net assets. This item also includes non-strategic assets in the Refining & Marketing and Gas & Power businesses.

Shareholders’ equity including non-controlling interest was euro 53,669 million, representing a decrease of euro 8,540 million from December 31, 2014. This was due to net loss in comprehensive income for the year (euro 5,032 million) given by net loss of euro 9,378 million partly offset by positive foreign currency translation differences (euro 4,534 million). Also affecting the total equity was dividend distribution and other changes of euro 3,478 million (euro 3,457 million being the 2014 final dividend and the interim dividend for 2015 paid to Eni’s shareholders and dividends to other non controlling interests).

Net borrowings and leverage
Eni evaluates its financial condition by reference to net borrowings, which is calculated as total finance debt less: cash, cash equivalents and certain very liquid investments not related to operations, including among others non operating financing receivables and securities not related to operations. Non-operating financing receivables consist of amounts due to Eni’s financing subsidiaries from banks and other financing institutions and amounts due to other subsidiaries from banks for investing purposes and deposits in escrow. Securities not related to operations consist primarily of government and corporate securities.	Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	December 31, 2014	December 31, 2015	Change
Total debt:	25,891	27,776	1,885
Short-term debt	6,575	8,383	1,808
Long-term debt	19,316	19,393	77
Cash and cash equivalents	(6,614)	(5,200)	1,414
Securities held for trading and other securities held for non-operating purposes	(5,037)	(5,028)	9
Financing receivables for non-operating purposes	(555)	(685)	(130)
Net borrowings	13,685	16,863	3,178
Shareholders’ equity including non-controlling interest	62,209	53,669	(8,540)
Leverage	0.22	0.31	0.09

Contents

Group results for the year / Financial review Eni in 2015

| Summarized Group cash flow statement and change in net borrowings

Eni’s summarized Group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows	relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; and (ii) change in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow and net cash provided by operating activities from continuing operations on a standalone basis are non-GAAP measures of financial performance.

2013	(euro million)	2014	2015	Change
3,896	Net profit (loss) - continuing operations	192	(7,127)	(7,319)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
8,917	- depreciation, depletion and amortization and other non monetary items	10,919	15,521	4,602
(3,877)	- net gains on disposal of assets	(99)	(559)	(460)
9,203	- dividends, interests, taxes and other changes	6,822	3,259	(3,563)
121	Changes in working capital related to operations	2,148	4,450	2,302
(9,128)	Dividends received, taxes paid, interests (paid) received during the period	(6,820)	(4,363)	2,457
9,132	Net cash provided by operating activities - continuing operations	13,162	11,181	(1,981)
1,894	Net cash provided by operating activities - discontinued operations	1,948	722	(1,226)
11,026	Net cash provided by operating activities	15,110	11,903	(3,207)
(11,584)	Capital expenditure - continuing operations	(11,264)	(10,775)	489
(1,216)	Capital expenditure - discontinued operations	(976)	(781)	195
(12,800)	Capital expenditure	(12,240)	(11,556)	684
(317)	Investments and purchase of consolidated subsidiaries and businesses	(408)	(228)	180
6,360	Disposals	3,684	2,258	(1,426)
(243)	Other cash flow related to capital expenditure, investments and disposals	435	(1,351)	(1,786)
4,026	Free cash flow	6,581	1,026	(5,555)
(3,981)	Borrowings (repayment) of debt related to financing activities	(414)	(300)	114
1,715	Changes in short and long-term financial debt	(628)	2,126	2,754
(4,225)	Dividends paid and changes in non-controlling interests and reserves	(4,434)	(3,477)	957
(40)	Effect of changes in consolidation and exchange differences	78	(789)	(867)
(2,505)	NET CASH FLOW	1,183	(1,414)	(2,597)
10,818	Net cash provided by operating activities on standalone basis	14,387	12,189	(2,198)

Change in net borrowings

2013	(euro million)	2014	2015	Change
4,026	Free cash flow	6,581	1,026	(5,555)
(21)	Net borrowings of acquired companies	(19)		19
(23)	Net borrowings of divested companies		83	83
349	Exchange differences on net borrowings and other changes	(850)	(810)	40
(4,225)	Dividends paid and changes in non-controlling interest and reserves	(4,434)	(3,477)	957
106	CHANGE IN NET BORROWINGS	1,278	(3,178)	(4,456)

Contents

Group results for the year / Financial review Eni in 2015

| Consolidated financial statements

Profit and loss account
(euro million)	2013	2014	2015
REVENUES
Net sales from operations	98,547	93,187	67,740
Other income and revenues	1,117	1,039	1,205
	99,664	94,226	68,945
OPERATING EXPENSES
Purchases, service and other	78,108	74,067	53,983
Payroll and related costs	2,657	2,572	2,778
OTHER OPERATING (EXPENSE) INCOME	(71)	145	(485)
DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	10,961	10,147	14,480
OPERATING PROFIT (LOSS)	7,867	7,585	(2,781)
FINANCE INCOME (EXPENSE)
Finance income	5,030	5,672	8,576
Finance expense	(5,941)	(7,042)	(10,062)
Net finance income (expense) from financial instruments held for trading	4	24	3
Derivative financial instruments	(92)	165	160
	(999)	(1,181)	(1,323)
INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	220	104	(452)
Other gain (loss) from investments	5,863	365	576
- of which gain on the disposals of the 28.57% stake in Eni East Africa	3,359
	6,083	469	124
PROFIT (LOSS) BEFORE INCOME TAXES	12,951	6,873	(3,980)
Income taxes	(9,055)	(6,681)	(3,147)
Net profit (loss) - Continuing operations	3,896	192	(7,127)
Net profit (loss) - Discontinued operations	1,063	658	(2,251)
Net profit (loss)	4,959	850	(9,378)
Attributable to:
Eni’s shareholders
- continuing operations	3,472	101	(7,680)
- discontinued operations	1,688	1,190	(1,103)
	5,160	1,291	(8,783)
Non-controlling interest
- continuing operations	424	91	553
- discontinued operations	(625)	(532)	(1,148)
	(201)	(441)	(595)

Contents

Group results for the year / Financial review Eni in 2015

Consolidated balance sheet
(euro million)	December 31, 2014	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	6,614	5,200
Financial assets held for trading	5,024	5,028
Financial assets available for sale	257	282
Trade and other receivables	28,601	20,950
Inventories	7,555	3,910
Current tax assets	762	351
Other current tax assets	1,209	622
Other current assets	4,385	3,639
	54,407	39,982
Non-current assets
Property, plant and equipment	71,962	63,795
Inventory - compulsory stock	1,581	909
Intangible assets	3,645	2,433
Equity-accounted investments	3,115	2,619
Other investments	2,015	644
Other financial assets	1,022	788
Deferred tax assets	5,231	4,349
Other non-current assets	2,773	1,757
	91,344	77,294
Discontinued operations and assets held for sale	456	17,516
TOTAL ASSETS	146,207	134,792
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	2,716	5,712
Current portion of long-term debt	3,859	2,671
Trade and other payables	23,703	14,615
Income taxes payable	534	422
Other taxes payable	1,873	1,442
Other current liabilities	4,489	4,703
	37,174	29,565
Non-current liabilities
Long-term debt	19,316	19,393
Provisions for contingencies	15,898	15,266
Provisions for employee benefits	1,313	1,056
Deferred tax liabilities	7,847	6,921
Other non-current liabilities	2,285	1,852
	46,659	44,488
Discontinued operations and liabilities directly associated with assets held for sale	165	7,070
TOTAL LIABILITIES	83,998	81,123
SHAREHOLDERS’ EQUITY
Non-controlling interest	2,455	1,916
Eni shareholders’ equity
Share capital	4,005	4,005
Reserve related to cash flow hedging derivatives net of tax effect	(284)	(474)
Other reserves	57,343	59,026
Treasury shares	(581)	(581)
Interim dividend	(2,020)	(1,440)
Net profit (loss)	1,291	(8,783)
Total Eni shareholders’ equity	59,754	51,753
TOTAL SHAREHOLDERS’ EQUITY	62,209	53,669
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	146,207	134,792

Contents

Group results for the year / Financial review Eni in 2015

Consolidated statement of cash flow
2013	(euro million)	2014	2015
3,896	Net profit (loss) of the year - Continuing operations	192	(7,127)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
8,605	Depreciation and amortization	9,134	9,654
2,356	Impairments of tangible and intangible assets, net	1,013	4,826
(220)	Share of (profit) loss of equity-accounted investments	(104)	452
(3,877)	Gain on disposal of assets, net	(99)	(559)
(400)	Dividend income	(384)	(402)
(137)	Interest income	(162)	(153)
685	Interest expense	687	667
9,055	Income taxes	6,681	3,147
(1,839)	Other changes	864	588
	Changes in working capital:
431	- inventories	1,557	1,228
(1,189)	- trade receivables	1,969	4,910
720	- trade payables	(1,520)	(2,248)
(22)	- provisions for contingencies	(218)	70
181	- other assets and liabilities	360	490
121	Cash flow from changes in working capital	2,148	4,450
15	Net change in the provisions for employee benefits	12	1
629	Dividends received	601	544
93	Interest received	107	79
(917)	Interest paid	(857)	(692)
(8,933)	Income taxes paid, net of tax receivables received	(6,671)	(4,294)
9,132	Net cash provided by operating activities - Continuing operations	13,162	11,181
1,894	Net cash provided by operating activities - Discontinued operations	1,948	722
11,026	Net cash provided by operating activities	15,110	11,903
	Investing activities:
(10,913)	- tangible assets	(10,685)	(10,619)
(1,887)	- intangible assets	(1,555)	(937)
(25)	- consolidated subsidiaries and businesses	(36)
(292)	- investments	(372)	(228)
(5,048)	- securities	(77)	(201)
(978)	- financing receivables	(1,289)	(1,103)
50	- change in payables and receivables in relation to investing activities and capitalized depreciation	669	(1,058)
(19,093)	Cash flow from investing activities	(13,345)	(14,146)
	Disposals:
514	- tangible assets	97	373
16	- intangible assets	8	86
3,401	- consolidated subsidiaries and businesses		73
2,429	- investments	3,579	1,726
36	- securities	57	18
1,561	- financing receivables	506	533
155	- change in payables and receivables in relation to disposals	155	160
8,112	Cash flow from disposals	4,402	2,969
(10,981)	Net cash used in investing activities	(8,943)	(11,177)
5,418	Proceeds from long-term debt	1,916	3,376
(4,720)	Repayments of long-term debt	(2,751)	(4,466)
1,017	Increase (decrease) in short-term debt	207	3,216
1,715		(628)	2,126
1	Net capital contributions by non-controlling interest	1	1
1	Sale of treasury shares different from Eni SpA
(28)	Sale (acquisition) of additional interests in consolidated subsidiaries
(3,949)	Dividends paid to Eni’s shareholders	(4,006)	(3,457)
(250)	Dividends paid to non-controlling interest	(49)	(21)
	Acquisition of treasury shares	(380)
(2,510)	Net cash used in financing activities	(5,062)	(1,351)
2	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(13)
	Cash and cash equivalents related to discontinued operations		(898)
(42)	Effect of exchange rate changes on cash and cash equivalents and other changes	76	122
(2,505)	Net cash flow of the year	1,183	(1,414)
7,936	Cash and cash equivalents - beginning of the year	5,431	6,614
5,431	Cash and cash equivalents - end of the year	6,614	5,200

Contents

Directors and officers Eni in 2015

Directors and officers

Eni's Board of Directors

Emma Marcegaglia
Chairman

Claudio Descalzi
Chief Executive Officer

Andrea Gemma
Nomination Committee Chairman | Control and Risk Committee | Sustainability and Scenarios Committee

Pietro A. Guindani
Compensation Committee Chairman | Sustainability and Scenarios Committee

Karina A. Litvack
Compensation Committee | Control and Risk Committee | Sustainability and Scenarios Committee

Alessandro Lorenzi
Control and Risk Committee Chairman | Compensation Committee

Diva Moriani
Nomination Committee | Compensation Committee

Fabrizio Pagani
Sustainability and Scenarios Committee Chairman | Nomination Committee

Alessandro Profumo
Sustainability and Scenarios Committee | Nomination Committee

From the slate submitted by the Ministry of the Economy and Finance.
From the minority slate.

Three-year term of office, 9 members, 7 independents, 1 executive Director; Chairman non-executive and independent pursuant to law.

Board of Statutory Auditors (Audit Committee under SOA)

Chairman
Matteo Caratozzolo

Statutory Auditors
Paola Camagni
Alberto Falini
Marco Lacchini
Marco Seracini

Alternate Auditors
Stefania Bettoni
Mauro Lonardo

Group Officers

Claudio Descalzi
Chief Executive Officer

M. Mondazzi
Chief Financial and Risk Management Officer

L. Bertelli
Chief Exploration Officer

R. Casula
Chief Development Operations & Technology Officer

A. Vella
Chief Upstream Officer

U. Vergine
Chief Midstream Gas & Power Officer

S. Sardo
Chief Refining & Marketing and Chemicals Officer

A. Zaccari
Chief Retail Market Gas & Power Officer

L. Cosentino
Energy Solutions Department Executive Vice President

C. Granata
Chief Services & Stakeholder Relations Officer

M. Mantovani
Chief Legal & Regulatory Affairs

R. Ulissi
Corporate Affairs & Governance Department Senior Executive Vice President

R. Marino
Procurement Department Executive Vice President

P. Salzano
Government Affairs Department Executive Vice President

M. Bardazzi
External Communication Department Executive Vice President

Emma Marcegaglia
Chairman

M. Petracchini
Internal Audit Department Senior Executive Vice President

Contents

Directors and officers Eni in 2014

Remuneration*
The Eni Remuneration Policy is defined consistently with the recommendations of the Borsa Italiana Code as transposed in the Eni Code. It is approved by the Board of Directors following a proposal by the Compensation Committee, entirely made up of non-executive, independent Directors, and it is defined in accordance with the governance model adopted by the Company and with the recommendations of the Corporate Governance Code.	This Policy aims to align the interests of management with the prime objective of creating sustainable value for shareholders over the medium-long term, in accordance with the guidelines defined in the Strategic Plan of the Company. The table describes the main elements of the approved 2016 Guidelines for the remuneration of the Chief Executive Officer, of the Chief Operating Officers of Eni’s Divisions and other Managers with strategic responsibilities (MSR).

2016 Remuneration Policy
Component	Purpose and characteristics	Conditions for the implementation	Values
Fixed remuneration	Reward the skills, experience and contribution required by the assigned role	Check on the remuneration positioning by means of benchmarks consistent with the characteristics of Eni and the assigned roles. Market references:

CEO/GM:
i) Oil & Gas Panel: main listed companies in the Oil & Gas sector (Exxon, Shell, Chevron, Total, BP, Conoco Phillips, BG Group, Anadarko, Repsol, Marathon Petroleum, Marathon Oil, Tullow Oil);
ii) Top Europe Panel: main listed European companies (Shell, BHP Billiton, Total, BP, Bayer, Volkswagen, GlaxoSmithKline, British American Tobacco, Siemens, Vodafone, AstraZeneca, Daimler, Rio Tinto, BASF, Deutsche Telekom, BMW, Telefonica, Glencore, Reckitt Benckiser, National Grid, British Telecom, British Gas);
iii) Top Italy Panel: main companies listed on the FTSE MIB (Enel, Telecom Italia, FCA, Pirelli, Finmeccanica, Snam, Terna, Prysmian, Luxottica, Atlantia, Mediaset).

MSR:
National, international and Oil & Gas sector market panels, consistent with those of Senior Management.

CEO/GM: euro 1,350,000 per year. MSR: remuneration set based on the assigned role with possible review in relation to annual competitive positioning (median market values) settings.
AVI - Annual Variable Incentive	Promotes the achievement of the annual budget targets, also defined in terms of sustainability in the medium to long term Beneficiaries: all managerial resources	2016 CEO/GM targets:
1. Economic and financial results (25%): EBT and Free cash flow;
2. Operating results and sustainability of economic results (25%): hydrocarbon production and exploration resources;
3. Environmental sustainability and human capital (25%): CO2 emissions and total recordable accident frequency rate (TRIR);
4. Efficiency and financial strength (25%): ROACE and Debt/EBITDA.

MSR targets: business and individual targets based on those of the CEO/GM and responsibilities assigned.

Incentives paid on the basis of the results achieved in the previous year and evaluated using a 70ò130 point performance scale (1), with a minimum threshold for the incentive equal to an overall performance of 85 points.
Clawback in cases of manifestly wrong or fraudulently altered data and intentional violation of laws and regulations, the Code of Ethics or Company rules.

CEO/GM: level of target incentive equal to 100% of the fixed remuneration (min 85% and max 130%).

MSR: levels of incentive targets differentiated according to the assigned role, up to a maximum of 60% of the fixed remuneration.

DMI - Deferred Monetary Incentive	Promotes the achievement of annual results and profitability growth of the business in the long term Beneficiaries: senior managers who have achieved their annual targets	Target gate: achieving the performance level required for the payment of the annual bonus.
EBT performance measured relative to the value of the Planned EBT
Incentives assigned, in the event of achievement of individual targets, based on the EBT results achieved in the previous year, rated on a performance scale of 70ò130 (1).
Incentives paid as a percentage varying between zero and 170% of the amounts assigned, according to the average of the EBT annual results achieved during the vesting period, rated on an annual performance scale of 70ò170 (1).
Three-year vesting.Clawback in cases of manifestly wrong or fraudulently altered data and intentional violation of laws and regulations, of the Code of Ethics or of Company rules.	CEO/GM: incentive to be assigned for targets equal to 49.2% of the fixed remuneration (min 34.4% and max 64%).

MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 40% of the fixed remuneration.

LTMI - Long-Term Monetary Incentive	Promotes the alignment with shareholder interests and the sustainability of value creation in the long term Beneficiaries: senior managers resources deemed critical for the business (4)	Performance measured in terms of variation of the TSR parameters (2) (60%) and Net Present Value of proved reserves (2) (40%), compared to the variation achieved by the companies of a peer group of reference (Exxon, Chevron, Shell, BP, Total, Repsol).
Incentives paid as a percentage varying between zero and 130% of the amounts assigned, according to the average of the annual positioning achieved during the vesting period:
1st Place 130%; 2nd Place 115%; 3rd Place 100%; 4th Place 85%; 5th Place 70% (3); 6th Place 0%; 7th Place 0%.
Three-year vesting.
Clawback in cases of manifestly wrong or fraudulently altered data and intentional violation of laws and regulations, the Code of Ethics or Company rules.	CEO/GM: incentive to be assigned for targets equal to 100% of the fixed remuneration.

MSR: incentives awarded based on targets differentiated according to the assigned role, up to a maximum of 75% of the fixed remuneration.

Benefits	Supplement the salary package following a total reward approach mainly based on pension and health benefits Beneficiaries: all managerial resources	Conditions laid down by the national collective bargaining agreements and the additional Company agreements for resources with a managerial occupational category.	- Supplementary pension - Supplementary health care - Insurance coverage - Car for business and personal use

(1) Performance rated below the minimum threshold (70 points) is considered equal to zero.
(2) The Total Shareholder Return measures the overall return of a stock investment, taking into consideration both the price change and the dividends paid and reinvested in the same stock, in a specific period. The Net Present Value of proved reserves represents the present value of the future cash flows of proved reserves, net of future production and development costs and related taxes. It is calculated on the basis of standard references defined by the Securities Exchange Commission on the basis of the data published by oil companies in the official documentation (Form 10-K and Form 20-F).
(3) The minimum incentive threshold requires that 5th place is reached for both indicators in at least one year of the three year vesting period.
(4) The managers of Eni and its subsidiaries identified during the annual implementation of the Plan among those who occupy the positions that are most directly responsible for the business performance or that are of strategic interest and who, at the date of assignment, are employees and/or in service at Eni SpA and its subsidiaries, including Eni Managers with strategic responsibilities.

(*) For detailed information on Eni’s remuneration policy and compensation see the "Remuneration Report 2016" available on Eni’s website under the sections "Governance" and "Investor relations".

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Directors and officers Eni in 2015

continued 2016 Remuneration Policy
Component	Purpose and characteristics	Conditions for the implementation	Values
Severance indemnities for end of office or termination of employment	Provide for specific amounts defined or commensurate with a certain number of years of remuneration, in line with European recommendations and with the Corporate Governance Code for Italian listed companies	CEO/GM:
Additional severance indemnity payable upon termination of employment as manager, in connection with the early termination or non-renewal of the administrative mandate, with mutual exemption from notice.
This indemnity is not due in the following cases:
i) dismissal with just cause (Art. 2119 of the Civil Code);
ii) resignation from the position of Chief Executive Officer, before the expiry of the mandate, not caused by a substantive reduction of delegated powers;
iii) death during employment.

MSR:
Severance indemnities may be envisaged in addition to the treatments provided for by the relevant national collective labor agreement, in connection with the relevance of the position held.

CEO/GM: 2 years’ annual fixed remuneration (euro 2,700,000).

MSR: indemnities defined according to the general criteria established for cases of early resolution, within the protection limits envisaged by the relevant national collective labor agreement.

Non-competition agreements	Protect the Company from potential competitive risks	CEO/GM:
Non-competition agreement can be activated at the discretion of the BoD at the time of termination of the employment relationship, by exercising an option right, to protect the Company interests.
If the option is exercised by the Board, a specific compensation is paid against a commitment undertaken by the CEO/COO not to perform, for the twelve months following termination of the employment relationship, any Exploration & Production activities that could be in competition with Eni in key markets worldwide.
Violation of the non-competition agreement will involve the non-payment of the consideration (or its restitution) and the obligation to pay damages conventionally set at an amount equal to twice the amount of the non-competition agreement.

MSR: Non-competition agreements may be envisaged in connection with the relevance of the position held.

CEO/GM:
a) payment for the option right granted to the BoD, equal to euro 500,000 payable in three annual installments;
b) in the event the BoD exercises its option, the payment for the non-competition agreement calculated as the sum of two components: i) a fixed component of euro 1,500,000, and ii) a variable component linearly set based on the average annual performance of the previous three years (equal to 0 for performance below or equal to the targets and to euro 750,000 for maximum performance); the consideration for the non-competition agreement will be paid only at the expiry of the related term of the agreement.

MSR: payments defined in relation to the remuneration received and the conditions of duration and efficacy of the agreement.

The following table lists the individual remunerations to the Directors, Statutory Auditors, General Managers and, in aggregate, to the other Managers with strategic responsibilities. The remunerations received from subsidiaries and/or affiliates, except	those waived or paid to the company, are shown separately. All parties who filled these roles during the period are included, even if they only held office for a fraction of the year.

Remuneration paid to Directors, Statutory Auditors, Chief Operating Officers, and other Managers with strategic responsibilities
(euro thousand) Name and Surname	Position	Period for which the position was held	Expiration of the office (*)	Fixed remuneration	Remuneration for participation in the Committees	Bonuses and other incentives	Variable non-equity remuneration		Other remuneration	Total	Fair value of equity compensation	Severance indemnity for end of office or termination of employment
							Profit sharing	Benefits in kind
Board of Directors
Emma Marcegaglia	Chairman	01.01 - 12.31	05.2017	238					238
Claudio Descalzi	CEO and General Manager	01.01 - 12.31	05.2017	1,350		1,070	15		2,435
Former Directors		01.01 - 07.02	07.2015	40	30				70
Directors in charge		07.29 - 12.31	05.2017	514	407				921
Board of Statutory Auditors				360				169	529
Other executives with strategic responsibilities (**)	Remuneration in the company that prepares the Financial Statements	7,306		7,756	178	120	15,360	2,414
	Remuneration from subsidiaries and associates	2,030		1,382	804		4,216
	Total	9,336		5,892	982	120	19,576	2,414
		11,838	437	10,208	997	289	23,769	2,414

(*) The term of office expires with the Shareholders’ Meeting approving the Financial Statements for the year ending December 31, 2016.
(**) Managers who were permanent members of the Company’s Management Committee, during the course of the year together with the Chief Executive Officer or who reported directly to the Chief Executive Officer (eighteen managers).

In particular:
- the column "Fixed Remuneration" reports the fixed remuneration and fixed salary from employment due for the year, gross of the social security contribution and tax expenses to be paid by the employee; it excludes attendance fees, as these are not provided for. Any indemnities or payments with reference to the employment relationship are indicated separately;
- the "Committee membership remuneration" column reports the compensation due to the Directors for participation in the Committees established by the Board;
- the column "Variable non-equity remuneration" under the item "Bonuses and other incentives" shows the incentives paid during the year due to rights vested following the assessment and approval of the related performance results by the relevant corporate bodies, in accordance with that specified, in greater detail, in the Table "Monetary incentive plans for Directors, General Managers, and other Managers with strategic responsibilities"; the column "Profit sharing" does not show any figures since there are no provisions for profit sharing;
- the "Non-monetary benefits" column reports the value of the fringe benefits awarded;

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Directors and officers Eni in 2015

- the "Other remuneration" column reports any other remuneration deriving from other services provided;
- the "Fair value of equity remunerations" column reports the relevant fair value for the year related to the existing stock option plans, estimated in accordance with international accounting standards, which assign the related cost in the vesting period;
- the "Severance indemnities for end of office or termination of employment" column reports the indemnities accrued, even if not yet paid, for the terminations which occurred during the course of the financial year in question, or in relation to the end of the mandate and/or employment.

Monetary incentive plans for Directors, for the Chief Executive Officer and General Manager and for other managers with strategic responsibilities
(euro thousand) Name and Surname	Position	Bonus for the year			Bonus for previous years			Other bonuses
		payable/paid	deferred	deferral period	no longer payable	payable/paid (1)	still deferred
Claudio Descalzi	Chief Executive Officer and General Manager (2)	1,070	2,214	three-year			1,350
Other Managers with strategic responsibilities (3)		5,547	7,039	three-year	1,344	3,591	7,559
		6,617	9,253		1,344	3,591	8,909

(1) Payment relating to the deferred monetary incentive and the long-term monetary incentive awarded in 2012.
(2) For Claudio Descalzi, with regard to his previous position of COO of the E&P Division, held until May 8, 2014, in 2015 the following incentives are payable/paid: i) euro 366 thousand relating to the annual variable incentive calculated on a pro-rata basis for the performance period from January 1, 2014 to May 8, 2014, ii) euro 476 thousand relating to the deferred monetary incentive assigned in 2012, calculated in relation to the performance targets achieved during the 2012-2014 vesting period, iii) euro 221 thousand relating to the long-term monetary incentive assigned in 2012, calculated in relation to the performance targets achieved in the 2012-2014 vesting period. Still with regard to Claudio Descalzi’s previous position as COO of the E&P Division, the following long-term incentives are still deferred: i) Deferred Monetary Incentive assigned in 2013: euro 536 thousand, ii) Long-Term Monetary Incentive assigned in 2013: euro 589 thousand, iii) Deferred Monetary Incentive assigned in 2014: euro 378 thousand.
(3) Managers who were permanent members of the Company’s Management Committee, during the course of the year together with the Chief Executive Officer or who reported directly to the Chief Executive Officer (eighteen managers).

Overall remuneration of key management personnel
Remuneration of persons responsible of key positions in planning, direction and control functions of Eni Group companies, including executive and non-executive Directors, Chief Operating Officers and other managers with strategic responsibilities in charge at December 31, 2015, amounted to euro 42 million, as described in the table below:

(euro million)
Fees and salaries	26
Post employment benefits	2
Other long-term benefits	12
Indemnities upon termination of employment	2
TOTAL	42

Pay mix
The 2016 Remuneration Policy Guidelines lead to a remuneration mix in line with the managerial role held, with greater weight placed upon the variable component, in particular in the long term, for roles characterized by a greater impact on company results, as highlighted in the Pay mix diagrams below, respectively for the CEO/General Manager and other managers with strategic responsibilities calculated by considering the value of short and long-term incentives offered for results within the target values.

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Investor information Eni in 2015

Investor information

Eni share performance in 2015
In accordance with Article 5 of the By-laws, the Company’s share capital amounts to euro 4,005,358,876.00, fully-paid, and is represented by 3,634,185,330 ordinary registered shares without indication of par value.
In the last session of 2015, the Eni share price, quoted on the Italian Stock Exchange, was euro 15.47, down approximately 6 percentage points from the price quoted at the end of 2014 (euro 14.51). The Italian Stock Exchange is the primary market where the Eni share is traded. During the year, the FTSE/MIB index, the basket including the 40 most important shares listed on the Italian Stock Exchange, increased by 12.7 percentage points.	At the end of 2015, the Eni ADR listed on the NYSE was $29.80, down by 14.6% compared to the price registered in the last session of 2014 ($34.91). One ADR is equal to two Eni ordinary shares. In the same period the S&P 500 index decreased by 0.7 percentage points. Eni market capitalization at the end of 2015 was euro 50.2 billion (euro 52.4 billion at the end of 2014), so that Eni was the second largest company for market capitalization listed on the Italian Stock Exchange.
Shares traded during the year totaled almost 5.2 billion, with a daily average of shares traded of 20.3 million (17.2 million in 2014). The total trade value of Eni shares amounted to approximately euro 79 billion (euro 77 billion in 2014), equal to a daily average of euro 312 million.

Share information
2013	2014	2015
Market quotations for common stock on the Mercato Telematico Azionario (MTA)
High	(euro)	19.48	20.41	17.43
Low		15.29	13.29	13.14
Average daily close		17.57	17.83	13.80
Year-end close		17.49	14.51	15.47

Market quotations for ADR on the New York Stock Exchange
High	(US$)	52.12	55.30	39.29
Low		40.39	32.81	29.28
Average daily close		46.68	47.37	34.31
Year-end close		48.49	34.91	29.80

Average daily traded volumes	(million of shares)	15.44	17.21	20.30
Value of traded volumes	(euro million)	271.4	304.0	312.0

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Investor information Eni in 2015

Summary financial data
2013	2014	2015
Net profit (loss) - continuing operations
- per share (a)	(euro)	0.96	0.03	(2.13)
- per ADR (a) (b)	(US$)	2.55	0.08	(4.73)
Adjusted net profit (loss) - continuing operations
- per share (a)	(euro)	0.69	0.61	(0.19)
- per ADR (a) (b)	(US$)	1.83	1.62	(0.42)

Adjusted return on average capital employed (ROACE)		8.2	6.6	1.2
Leverage		0.25	0.22	0.31
Current ratio		1.5	1.5	1.4
Debt coverage		77.4	96.2	66.3

Dividends pertaining to the year	(euro per share)	1.10	1.12	0.80
Pay-out	(%)	80	313	(33)
Dividend yield (c)	(%)	6.5	7.6	5.7
TSR		1.3	(11.9)	1.2

(a) Fully diluted. Ratio of net profit (loss)/cash flow and average number of shares outstanding in the period. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by ECB for the period presented.
(b) One American Depositary Receipt (ADR) is equal to two Eni ordinary shares.
(c) Ratio of dividend for the period and the average price of Eni shares as recorded in December.

| Dividends
Management intends to propose to the Annual Shareholders’ Meeting scheduled on May 12, 2016, the distribution of a dividend of euro 0.80 per share for fiscal year 2015, of which euro 0.40 was already paid as interim dividend in September 2015.
Total cash outlay for the 2015 dividend is expected at approximately euro 3.46 billion (including euro 1.44 billion already paid in September 2015, relating to 2015 interim dividend) if the Annual Shareholders’ Meeting approves the annual dividend.	In future years, management expects to continue paying interim dividends for each fiscal year, with the balance to the full-year dividend to be paid in each following year. Eni intends to continue paying interim dividends in the future. Holders of ADRs receive their dividends in US dollars. The rate of exchange used to determine the amount in dollars is equal to the official rate recorded on the date of dividend payment in Italy (May 25, 2016). On ADR payment date, Bank of New York Mellon pays the dividend less the amount of any withholding tax under Italian law (currently	27%) to all Depository Trust Company Participants, representing payment of Eni SpA’s gross dividend. By submitting to Bank of New York Mellon certain required documents with respect to each dividend payment, US holders of ADRs will enable the Italian Depositary bank and Bank of New York Mellon as ADR Depositary to pay the dividend at the reduced withholding tax rate of 15%. US shareholders can obtain relevant documents as well as a complete instruction packet to benefit from this tax relief by contacting Bank of New York Mellon at 201-680-6825.

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Investor information Eni in 2015

| Publications

Annual Report on Form 20-F 2015
a comprehensive report on Eni’s activities and results to comply with the reporting requirements of the US Securities Exchange Act of 1934 and filed with the US Securities and Exchange Commission.	Remuneration Report 2016 a report on Eni’s compensation and remuneration policies pursuant to rule 123-ter of Legislative Decree No. 58/1998.

Integrated Annual Report 2015 a comprehensive report on Eni’s activities and financial and sustainability results for the year.	Corporate Governance Report 2015 a report on the Corporate Governance system adopted by Eni pursuant to rule 123-bis of Legislative Decree No. 58/1998.

Fact Book 2015 a report on Eni’s businesses, strategies, objectives and development projects, including a full set of operating and financial statistics.	These and other Eni publications are available on Eni’s internet site eni.com, in the section Publications -
http://www.eni.com/en_IT/documentation/documentation.page?type=bil-rap

Shareholders may receive a hard copy of Eni’s publications, free of charge, by filling in the request form found in the section Publications or through an e-mail request addressed to segreteriasocietaria.azionisti@eni.com or to investor.relations@eni.com. Any other information relevant to shareholders and investors can be found at Eni’s website under the "Investor Relations" section.

| Financial calendar

The dates of the Board of Directors’ meetings to be held during 2016 in order to approve/review the Company’s quarterly, semi-annual and annual preliminary results are the following:	Results for the first quarter of 2016	April 28, 2016
	Results for the second quarter and the first half of 2016 and proposal of interim dividend for the financial year 2016	July 28, 2016
	Results for the third quarter of 2016	October 27, 2016
	Preliminary full-year results for the year ending December 31, 2016 and dividend proposal for the financial year 2016	February 2017
A press release on quarterly results is disseminated to the market the following day, when management also hosts a conference call with financial analysts to review the Group performance.

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Investor Relations
Piazza Ezio Vanoni, 1 - 20097 San Donato Milanese (Milan)
Tel. +39-0252051651 - Fax +39-0252031929
e-mail: investor.relations@eni.com

Eni SpA
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock as of December 31, 2015:
€4,005,358,876 fully paid
Tax identification number: 00484960588
Branches:
San Donato Milanese (Milan) - Via Emilia, 1
San Donato Milanese (Milan) - Piazza Ezio Vanoni, 1

Publications
Financial Statement pursuant to rule 154-ter paragraph 1
of Legislative Decree No. 58/1998
Integrated Annual Report
Annual Report on Form 20-F
for the Securities and Exchange Commission
Fact Book (in Italian and English)
Eni in 2015 (in English)
Interim Consolidated Report as of June 30 pursuant
to rule 154-ter paragraph 2 of Legislative Decree No. 58/1998
Corporate Governance Report pursuant to rule 123-bis
of Legislative Decree No. 58/1998
(in Italian and English)
Remuneration Report pursuant to rule 123-ter
of Legislative Decree No. 58/1998 (in Italian and English)

Internet home page: eni.com
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.com

ADRs/Depositary
BNY Mellon Shareowners Services
P.O. Box 30170
College Station, TX 77842-3170
shrrelations@cpushareownerservices.com

Cover: Korus - Rome - Italy
Layout and supervision: Korus - Rome - Italy
Printing: Varigrafica Alto Lazio - Viterbo - Italy

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Eni Shareholders approve 2015 Financial Statements at Annual Meeting

  2015 net profit, euro 1.92 billion
  Total dividend per share for 2015 of euro 0.8
  Appointment of Alessandro Profumo as Director
  Remuneration Report assented

Rome, May 12, 2016 - The Ordinary Meeting of Eni’s Shareholders, held today, resolved the following:

•	to approve the financial statements at December 31, 2015 of Eni SpA which show a net profit of 1,918,250,170.12 euro;
•	to allocate the net profit for the period of 1,918,250,170.12 euro, which decreases to 477,794,116.92 euro, following the distribution of the 2015 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 17, 2015, as follows:
	-	the amount of 66,263,004.18 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
	-	to Eni’s shareholders, in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2015 of 0.4 euro per share, the remaining net profit and drawing on the available reserve as necessary. The total dividend per share for financial year 2015 therefore amounts to 0.8 euro per share;
	-	the payment of the balance of the 2015 dividend in the amount of 0.4 euro, on May 25, 2016, with an ex-dividend date of May 23, 2016 and a record date of May 24, 2016;
•	to appoint as Director Alessandro Profumo (1), who will remain in office until the expiration of the current Board of Directors, therefore, until the date of the Shareholders’ Meeting to approve the financial statements at December 31, 2016.

__________________________

(1) Candidate who declared to possess the qualification of independence pursuant to Articles 148, paragraph 3 of the Legislative Decree No. 58/1998 and Article 3 of the Corporate Governance Code. The curriculum of the Director appointed is available on www.eni.com.

In addition Eni’s Shareholders Meeting resolves in favor of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree No. 58/1998.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Ordinary Shareholders’ Meeting Resolutions

Eni SpA Ordinary Shareholders’ Meeting held on May 12, 2016 resolved:
• to approve the financial statements at December 31, 2015 of Eni SpA which show a net profit of 1,918,250,170.12 euro;
• to allocate the net profit for the period of 1,918,250,170.12 euro, coming down to 477,794,116.92 euro, following the distribution of the 2015 interim dividend of 0.4 euro per share, resolved by the Board of Directors on September 17, 2015, as follows:
- the amount of 66,263,004.18 euro to the reserve required by Article 6, paragraph 1, letter a) of Legislative Decree No. 38 of February 28, 2005;
- to Shareholders, in the form of a dividend of 0.4 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2015 of 0.4 euro per share, the remaining net profit and drawing on the available reserve as necessary. The total dividend per share for financial year 2015 therefore amounts to 0.8 euro per share;
- the payment of the balance of the 2015 dividend in the amount of 0.4 euro, on May 25, 2016, with an ex-dividend date of May 23, 2016 and a record date of May 24, 2016;
• to appoint as Director Alessandro Profumo*, who will remain in office until the expiration of the current Board of Directors and, therefore, until the date of the Shareholders’ Meeting that will approve the financial statements at December 31, 2016.

In addition Eni’s Shareholders Meeting resolves in favor of the first section of the Remuneration report pursuant to Article 123-ter of the Legislative Decree No. 58/1998.

Documents to be distributed
Eni’s Annual Report 2015 (Italian edition) including the financial statements of Eni at December 31, 2015, approved by the Shareholders’ Meeting, the consolidated financial statements at December 31, 2015, the report of the Directors, the certification pursuant to Article 154-bis, paragraph 5, of Legislative Decree No. 58/1998, the report of the statutory auditors, the report of the external auditors and the 2015 integrated sustainability performances is available at the company’s registered office in Rome, Piazzale Enrico Mattei, 1, at Borsa Italiana SpA (Italian stock exchange) and at the centralized storage device authorised by Consob called "1info" – which can be consulted on the website www.1info.it.

The minutes of the Meeting will be available under law provisions.

The Report on corporate governance and shareholding structure and the Remuneration report are also available at Eni SpA registered office, Borsa Italiana SpA (Italian Stock Exchange) and at the centralized storage device authorised by Consob called "1info" – which can be consulted on the website www.1info.it.

The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800 940 924 for calls from Italy and 800 11 22 34 56 for calls from outside Italy, after dialing the international access code (+).

Payment of year 2015 final dividend
Eni SpA Shareholders’ Meeting resolved to pay final dividends on May 25, 2016, coupon No. 26, being the ex-dividend date May 23, 2016 and the record date May 24, 2016. Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

In order to exercise the rights incorporated in the shares owned, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through The Bank of New York Mellon.

* Candidate who declared to possess the qualification of independence pursuant to Article 148, paragraph 3 of the Legislative Decree No. 58/1998 and Article 3 of the Corporate Governance Code. The curriculum of the Director appointed is available on www.eni.com.

Eni’s Board confirmed the independence of Director Profumo and his appointment in Board’s Committees

Rome, May 26, 2016 - Eni's Board of Directors, following the Nomination Committee's assessment, verified that Director Alessandro Profumo – appointed by Eni Shareholders’ Meeting on May 12, 2016 and previously co-opted by the Board on July 29, 2015 – satisfies the requirements for the position of Director and, in particular, the independence requirements according to the law and the Corporate Governance Code, confirming the previous assessments already disclosed to the market at the time of the co-option and in the 2015 Corporate Governance Report (available on the company website at www.eni.com).

The Board of Directors also confirmed Director Profumo as a member of the Nomination Committee and of the Sustainability and Scenarios Committee. His curriculum vitae is available on the Company’s website.

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